



06016168

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tokyo Star Bank Limited

*CURRENT ADDRESS 6-16, Akasaka 1-chome
Minato-ku
Tokyo, Japan

PROCESSED
AUG 2 3 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35006 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mac

DAT : 8/18/06

The Tokyo Star Bank, Limited

For Immediate Press Release: May 26, 2006

Consolidated Financial Results for the Fiscal Year Ended March 31, 2006

Company Name (Code Number): **The Tokyo Star Bank, Limited** (8384)
(URL http://www.tokyostarbank.co.jp/)
Stock Exchange Listings: First Section of Tokyo
Headquarters: Tokyo
Application of US GAAP: Not applied

1. Summary of Consolidated Financial Results for the Fiscal Year Ended March 31, 2006

(1) Operating Results (in millions of yen except per share data and percentages)

	For the year ended March 31,	
	2006	2005
Ordinary income	**68,323**	63,059
Change from the previous year	**8.3%**	2.6%
Ordinary profits	**24,043**	22,747
Change from the previous year	**5.7%**	(11.3%)
Net income	**17,149**	14,570
Change from the previous year	**17.7%**	0.2%
Net income per common share	**24,499.10**	104,076.22
Return on equity	**20.5%**	21.1%
Ratio of ordinary profits to total assets	**1.6%**	1.7%
Ratio of ordinary profits to ordinary income	**35.2%**	36.1%

Note: Average number of shares outstanding for the year ended:
March 31, 2006 (Common stock): 700,000 shares
March 31, 2005 (Common stock): 140,000 shares
The Bank consummated a five-for-one stock split on September 1, 2005. If the stock spilt had been made at April 1, 2004, Net income per common share would have been 20,815.24 yen for the year ended March 31, 2005.

(2) Financial Conditions

	As of March 31,	
	2006	2005
Total assets	**1,505,492**	1,450,163
Stockholders' equity	**91,005**	76,301
Ratio of stockholder's equity to total assets	**6.0%**	5.3%
Stockholders' equity per common share	**130,007.85**	545,011.65
Risk-adjusted capital ratio (based on the domestic standards)	**8.95%** (preliminary figure)	8.84%

Note: Number of shares outstanding as of:
March 31, 2006 (Common stock): 700,000 shares
March 31, 2005 (Common stock): 140,000 shares
If the stock spilt had been made at April 1, 2004, Net assets per common share would have been 109,002.33 yen for the year ended March 31, 2005.

(3) Cash Flows

(in millions of yen)

	For the year ended March 31,	
	2006	2005
Net cash provided by (used in) operating activities	**(122,408)**	51,369
Net cash provided by (used in) investing activities	**93,848**	5,034
Net cash provided by (used in) financing activities	**(1,300)**	(3,000)
Cash and cash equivalents at the end of year	**101,692**	131,553

(4) Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: 4
Non-consolidated subsidiaries accounted for under the equity method: -
Affiliated companies accounted for under the equity method: -

(5) Change in the Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:
Newly included: 1
Excluded: 1
Affiliated companies accounted for under the equity method:
Newly included: -
Excluded: -

2. Earning Projections for the Fiscal Year Ending March 31, 2007

(in millions of yen)

	For the six-months ending September 30, 2006	For the year ending March 31, 2007
Ordinary income	35,000	75,500
Ordinary profits	12,500	26,500
Net income	7,400	15,700

Projected net income per common share for the fiscal year ending March 31, 2007 is 22,428.57 yen.

(Note)
The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

CONSOLIDATED BALANCE SHEET
As of March 31, 2006

	(in millions of yen)
Assets:	
Cash and due from banks	119,816
Call loans	1,526
Monetary receivables bought	48,293
Trading securities	7
Monetary assets held in trust	3,670
Investment securities	271,478
Loans and bills discounted	1,031,891
Foreign exchanges	275
Other assets	23,601
Premises and equipment	13,969
Deferred tax assets	12,402
Customers' liabilities for acceptances and guarantees	2,326
Reserve for possible loan losses	(23,768)
Total assets	**1,505,492**
Liabilities and stockholders' equity	
Liabilities:	
Deposits	1,364,714
Borrowed money	1,000
Foreign exchanges	14
Corporate bonds and notes	3,000
Other liabilities	40,566
Reserve for employees' bonus	1,528
Reserve for directors' bonus	1,037
Goodwill	297
Acceptances and guarantees	2,326
Total liabilities	**1,414,486**
Stockholders' equity:	
Common stock	21,000
Capital surplus	19,000
Retained earnings	51,437
Unrealized gains on securities available for sale, net of tax	(432)
Total stockholders' equity	**91,005**
Total liabilities and stockholders' equity	**1,505,492**

Notes to the Consolidated Balance Sheet:

1. The amounts are rounded down to the nearest million of yen.
2. Trading Securities are stated at market value (cost of securities sold is determined by the moving-average method).
3. Available-for-sale securities whose fair value can be obtained for the market or estimated are carried at the fair value at the end of the fiscal year (cost of securities sold is calculated by the moving-average method), and other available-for-sale securities with no market value are stated at cost or amortized cost (straight-line) computed by the moving-average method. Unrealized gains or losses on available-for-sale securities are included in the stockholders' equity, net of taxes.
4. Derivatives are stated at fair value.
5. Depreciation for premises and equipment of the Bank is computed using the declining-balance method (depreciation for buildings except for fixtures is computed using the straight-line method).
   The estimated useful lives of primary buildings and equipment are as follows:
   Building --- 8 years to 50 years
   Equipment and furniture --- 2 years to 20 years
   Depreciation for premises and equipment of consolidated subsidiaries is computed principally using the declining-balance method based on the estimated useful lives.
6. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives (5 years) as defined by the Bank and its consolidated subsidiaries.
7. Foreign currency assets and liabilities are principally translated into yen equivalents using the exchange rates prevailing at the fiscal year end.
8. Loans acquired from other financial institutions, loans on deeds and bills discounted are recorded at acquisition costs in the balance sheet, and the difference between the acquisition costs and principal amount is amortized in proportion to the principal amount over the actual collection period. Overdrafts and loans on notes are carried at principal amount and the difference is recorded as a liability and is amortized over the actual collection period using the straight-line method. Loans that are classified as likely to become bankrupt, virtually bankrupt and legally bankrupt are recorded at acquisition costs and the difference is not amortized.
9. Reserve for possible loan losses of the Bank is provided pursuant to the internal rules for the write-off of claims and providing reserve for possible loan losses. For claims to debtors who are legally bankrupt or virtually bankrupt, a reserve is provided based on the amount of claims, after charge-offs as stated below, and net of amounts expected to be collected through the disposal of collateral or the execution of guarantees.
   For claims to debtors who are likely to become bankrupt and for which future cash flows can not be reasonably estimated, a reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of the claim, net amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt or whose claims are restructured as noted in 21 below and the amount of claims exceeds certain levels for which the amount of future cash flows can be reasonably estimated, a reserve is provided for the difference between the present value of the expected future cash flows discounted using the initial contracted interest rate and the carrying value of the claim. For other claims, a reserve is provided based on historical loan loss experience.

All claims are assessed by the business related divisions based on the internal rules for self-assessment of asset quality. The credit examination related division, which is independent from business related divisions, subsequently conducts examination of their assessments, and the reserve is provided based on the examination results.

Provisions for possible loan losses are directly offset with the corresponding income recognized by applying the amortized cost method since such income is arising from the change in credit risk of purchased claims.

For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims. The amount of the charge-off as of March 31, 2006 was 17,948 million yen.

Reserve for possible loan losses for consolidated subsidiaries is provided based on historical loan loss experience for normal claims and estimated collectibility of each claim for claims that are rated as problem loan.

10. A reserve for employees' bonus is provided for the payment of employees' bonus based on the estimated amounts of the future payments attributed to the current fiscal year.
11. A reserve for directors' bonus is provided for the payment of directors' bonus based on the estimated amounts of the future payments attributed to the current fiscal year. The reserve for director's bonus is a reserve defined under Article 43 of the Enforcement Regulations of the former Commercial Code.
12. Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.
13. With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, the Bank has adopted deferral hedges prescribed in the Industry Audit Committee Report No. 24, "Practical Guidelines for Accounting Financial Instruments", issued by the Japanese Institute of Certified Public Accountants ("JICPA"). As for the assessment of hedge effectiveness, the Bank groups the deposits (hedged items) and interest swap transactions (hedging instruments) by their maturities and evaluate its effectiveness.
14. The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which are paid on the purchase of premises and equipment and are not deductible as a tax credit, are charged to expenses when incurred.
15. There are no claims to directors and statutory executive officers.
16. There are no obligations to directors and statutory executive officers.

17. Accumulated depreciation on premises and equipment was 3,000 million yen.
18. Besides premises and equipment included in the balance sheet, some equipment, vehicles and office equipment are used under lease agreements.
19. Loans to bankrupt borrowers and past due loans are included in Loans and bills discounted, and the amounts were 601 million yen and 22,260 million yen, respectively.
    Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or other reasons such as non-accrual loans, and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan. Past due loans represent non-accrual loans excluding those loans to bankrupt borrowers and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.
    DIP finance loans (finance to restructuring companies under turnaround procedures) of 50 million yen are included in the amount of loans to bankrupt borrowers. These loans are fully secured by collaterals and other means.
20. Loans past due three months or more are included in Loans and bills discounted, and the amount was 6 million yen. Loans past due three months or more are loans whose principal or interest payments are three months or more past due from the following day of the prescribed payment date. Loans to bankrupt borrowers and past due loans are excluded.
21. Restructured loans are included in Loans and bills discounted, and the amount was 12,041 million yen. Restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to bankrupt borrowers, past due loans or loans past due three months or more are excluded.
22. Total amount of loans to bankrupt borrowers, past due loans, loans past due three months or more and restructured loans was 34,909 million yen. The amount stated in Notes 19 through 22 represents the gross receivable amounts before a reduction for the Reserve for possible loan losses.
23. With respect to Loan Participation, the total principal balance of loans which are accounted for as sales under JICPA Accounting System Committee Report No.3 issued on June 1, 1995 was 92 million yen. The amount of participated loans which were accounted for as loans to original debtors included in the balance sheet as of March 31, 2006 was 276 million yen.
24. Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bank acceptances, commercial bills, bills of exchange, and foreign bills bought are permitted to be sold or (re) pledged and the total face value was 488 million.
25. Assets pledged as collateral were as follows:

Investment securities	24,354 million yen
Loans and bills discounted	5,760 million yen

Liabilities related to the pledged assets were as follows:

Borrowed money 1,000 million yen

Deposits 622 million yen

In addition to above, Investment securities of 51,787 million yen were pledged as collateral for settlement of exchange transactions, and security deposits of 2,206 million yen were included in Premises and equipment.

26. Subordinated bonds of 3,000 million yen were included in Corporate bonds and notes.
27. Net assets per share was 130,007.85 yen.
28. Fair value and valuation gains/losses of investment securities are as follows. Securities below include Trading securities as well as Investment securities in the balance sheet. The same definition is applied to Notes. 29 through 31.

Trading securities:

Balance sheet amount 7 million yen

Valuation Losses included in Income before income taxes (0) million yen

Available-for-sale securities with fair value: (in millions of yen)

	Acquisition cost	Balance sheet amount	Net valuation gains (losses)	Valuation gains	Valuation losses
Equities	579	1,694	1,114	1,114	-
Japanese bonds	146,701	145,411	(1,290)	12	1,303
Government bonds	128,319	127,084	(1,234)	11	1,245
Municipal bonds	609	596	(12)	0	12
Corporate bonds	17,773	17,730	(43)	1	44
Others	87,140	86,592	(549)	508	1,058
Total	234,421	233,697	(725)	1,635	2,361

Where compound instruments in "Others" as a whole are marked to market, and valuation gains (losses) are included in Income before income taxes, the valuation gains/losses of these instruments are excluded.

The valuation gains (losses) amount, net of deferred tax assets of 293 million yen, were (432) million yen, which were included in Unrealized gains on securities available for sale, net of tax.

29. Available-for-sale securities sold during the year ended March 31, 2006 are as follows:

(in millions of yen)

	Proceeds from sales	Gains	Losses
Available-for-sale securities	363,778	1,744	504

30. Securities whose fair value is not readily available are as follows:

(in millions of yen)

	Balance sheet amount
Available-for-sale securities	
Unlisted domestic equity securities (excluding OTC traded equities)	3,356
Corporate bonds (industrial bonds)	32,655
Others	1,766

31. Redemption schedule of bonds classified as Available for sale securities is as follows:

(in millions of yen)

	Due within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Japanese bonds	19,236	123,082	27,962	7,785
Government bonds	15,686	89,896	13,716	7,785
Municipal bonds	-	498	98	-
Corporate bonds	3,550	32,688	14,147	-
Other	14,059	30,766	24,114	2,295
Total	33,296	153,848	52,077	10,080

32. Monetary assets held in trust are as follows:

Money held in trust for trading purposes:

Balance sheet amount 3,670 million yen

Valuation Losses included in Income before income taxes (17) million yen

33. Contracts of overdraft facilities and loan commitment line are contracts under which customers are lent to up to the prescribed limits in response to the customers' application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was 59,006 million yen, of which contracts whose original terms were within one year (or contracts unconditionally cancelable at voluntary timing) were 26,215 million yen. Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow the Bank and its consolidated subsidiaries to refuse the customers' application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers' creditworthiness, etc.). At the inception of contracts, the Bank and its consolidated subsidiaries obtain real estate, securities, etc. as collateral if considered to be necessary. Subsequently, the Bank and its consolidated subsidiaries perform periodic reviews (semi-annually) of the customers' business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

34. Fixed Asset Impairment Accounting Standards ("Statement on Establishment of Fixed Asset Impairment Accounting Standards" (Business Accounting Council, August 9, 2002) and "Application Guideline of Fixed Asset Impairment Accounting Standards" (Accounting Standard Application Guideline No. 6, October 31, 2003)) was applied since this fiscal year. As a result of applying these standards, the Bank and its consolidated subsidiaries recorded an impairment loss of 25 million yen. Under these standards, impairment loss is recognized when the balance of long-lived assets used for operation are not expected to be recoverable. Since the Bank manages profits and losses from operations at the Head Office, fixed assets held and used for operations as a whole are grouped as one asset group for the purpose of the impairment analysis. The carrying values of idle assets are reduced to the net realizable value, and the reduced value is recognized as an impairment loss. As for the grouping of idle assets, each asset is considered to be an independent unit. Since accumulated depreciation is netted with each asset balance in accordance with the Enforcement Regulations of Banking Law, the impairment loss is also netted with the respective assets.
35. The Bank was examined by the Tokyo Regional Taxation Bureau for its corporate income taxes (corporate tax, inhabitant tax and enterprise tax) for the fiscal year ended March 31, 2002 through March 31, 2004. As a result of this examination, the Bank has received a disposition concerning differences in profit recognized on amortization of difference between carrying values of purchased loans related to business transfer and its purchase amount as well as timing difference of profit recognition (that is to say, the amount of profit to be recognized was different or profit shall be recognized earlier for the tax purpose). Accordingly, the Bank received a notice regarding this disposition on June 29, 2005. Specifically, the Bank was required to make payments of back taxes of 8,801 million yen, which extend for the total of 3 fiscal years, as well as additional tax and delinquency tax of 1,685 million yen.
    In order to avoid further payment of additional tax and delinquency tax, the Bank has fully paid for back taxes, additional tax and delinquency tax. However, the Bank believes that the treatment of profit from amortization was appropriate from accounting as well as tax perspectives. Hence, the Bank has requested for examination to the National Tax Tribunal on August 26, 2005.

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended March 31, 2006

(in millions of yen)

Ordinary income:		**68,323**
Interest income	46,598	
Interest on loans and discounts	*38,192*	
Interest and dividends on securities	*5,333*	
Interest on call loans	*36*	
Interest on due from banks	*151*	
Other	*2,884*	
Fees and commissions	11,025	
Other operating income	1,971	
Other ordinary income	8,727	
Ordinary expenses:		**44,279**
Interest expenses	7,857	
Interest on deposits	*7,762*	
Interest on negotiable certificates of deposit	*4*	
Interest on borrowed money	*17*	
Interest on corporate bonds and notes	*72*	
Others	*1*	
Fees and commissions	2,334	
Other operating expenses	622	
General and administrative expenses	27,648	
Other ordinary expenses	5,817	
Ordinary profits		**24,043**
Extraordinary gains		**5,731**
Gains on sales of premises and equipment	*2,007*	
Collection of written-off claims	*5*	
Others	*3,717*	
Extraordinary losses		**751**
Losses on sales of premises and equipment	*667*	
Losses on impairment of fixed assets	*25*	
Others	*58*	
Income before income taxes		**29,022**
Income taxes:		
Current		12,404
Deferred		(531)
Net Income		**17,149**

Notes to the Consolidated Statement of Operations:

1. The amounts are rounded down to the nearest million.
2. "Other ordinary income" includes gains on recoveries of purchased loans of 6,185 million yen.
3. "Other ordinary expenses" includes write-off of loans of 5,159 million yen.
4. "Others" of Extraordinary gains includes gains on reversal of Reserve for possible loan losses of 3,716 million yen
5. Net income per common share is 24,499.10 yen.

CONSOLIDATED STATEMENT OF CAPITAL SURPLUS AND RETAINED EARNINGS

For the year ended March 31, 2006

	(in millions of yen)
Capital surplus	
Balance, at beginning of the year	**19,000**
Balance, at end of the year	**19,000**
Retained earnings	
Balance, at beginning of the year	**35,588**
Additions	**17,149**
Net income	*17,149*
Deductions	**1,300**
Cash dividends	*1,300*
Balance, at end of the year	**51,437**

Notes: The amounts are rounded down to the nearest million.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended March 31, 2006

	(in millions of yen)
I. Cash Flows from Operating Activities	
Income before income taxes	29,022
Depreciation	1,612
Losses on impairment of fixed assets	25
Amortization of goodwill	(274)
Reversal of reserve for possible loan losses	(700)
Net increase in reserve for employees' bonus	111
Net increase in reserve for directors' bonus	802
Interest income	(46,598)
Interest expenses	7,857
Net (gains) losses on investment securities	(4,119)
Net (gains) losses on monetary assets held in trust	(285)
Net (gains) losses on sales of premises and equipment	(1,340)
Net (increase) decrease in loans and bills discounted	(162,623)
Net increase (decrease) in deposits	36,637
Net increase (decrease) in borrowed money (non-subordinated)	(3,300)
Net (increase) decrease in due from banks excluding due from BOJ	3,447
Net (increase) decrease in call loans and monetary receivables bought	1,751
Net (increase) decrease in foreign exchange assets	(38)
Net increase (decrease) in foreign exchange liabilities	9
Interest received	38,568
Interest paid	(1,235)
Others, net	(4,978)
Sub-total	(105,646)
Income taxes paid (including provisional payment)	(16,761)
Net cash used in operating activities	**(122,408)**

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the year ended March 31, 2006

	(in millions of yen)
II. Cash flows from investing activities	
Purchases of investment securities	(382,235)
Proceeds from sales of investment securities	363,777
Proceeds from maturities of securities	108,707
Increase in monetary assets held in trust	(455)
Decrease in monetary assets held in trust	1,392
Capital expenditures for premises and equipment	(1,943)
Proceeds from sales of premises and equipment	4,972
Purchases of newly consolidated subsidiaries	(367)
Net cash provided by investing activities	93,848
III. Cash flows from financing activities	
Dividends paid	(1,300)
Net cash used in financing activities	**(1,300)**
IV. Net decrease in cash and cash equivalents	**(29,860)**
V. Cash and cash equivalents at beginning of the year	**131,553**
VI. Cash and cash equivalents at end of the year	**101,692**

Notes to the Consolidated Statement of Cash Flows:

1. The amounts are rounded down to the nearest million.
2. For the purpose of reporting cash flows, cash and cash equivalents are defined as cash and due from Bank of Japan ("BOJ") included in the Cash and due from bank in the consolidated balance sheet.
3. The reconciliation of the balance of cash and cash equivalents to the cash and due from banks in the consolidated balance sheet at the year end is as follows:

	(in millions of yen)
Cash and due from banks	119,816
Due from banks excluding due from BOJ	(18,123)
Cash and cash equivalents	101,692

COMPARISON OF CONSOLIDATED BALANCE SHEETS

(in millions of yen)	As of March 31, 2006 (A)	As of March 31, 2005 (B)	(A)-(B)
Assets:			
Cash and due from banks	119,816	152,792	(32,976)
Call loans	1,526	1,307	219
Monetary receivables bought	48,293	50,264	(1,971)
Trading securities	7	12	(5)
Monetary assets held in trust	3,670	4,235	(565)
Investment securities	271,478	360,270	(88,792)
Loans and bills discounted	1,031,891	868,115	163,776
Foreign exchanges	275	236	39
Other assets	23,601	9,476	14,125
Premises and equipment	13,969	16,591	(2,622)
Deferred tax assets	12,402	11,004	1,398
Customers' liabilities for acceptances and guarantees	2,326	4,005	(1,679)
Reserve for possible loan losses	(23,768)	(28,149)	4,381
Total assets	1,505,492	1,450,163	55,329
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits	1,364,714	1,328,076	36,638
Borrowed money	1,000	4,300	(3,300)
Foreign exchanges	14	5	9
Corporate bonds and notes	3,000	3,000	-
Other liabilities	40,566	32,215	8,351
Reserve for employee's bonus	1,528	1,416	112
Reserve for director's bonus	1,037	235	802
Goodwill	297	607	(310)
Acceptances and guarantees	2,326	4,005	(1,679)
Total liabilities	1,414,486	1,373,862	40,624
Stockholders' equity:			
Common stock	21,000	21,000	-
Capital surplus	19,000	19,000	-
Retained earnings	51,437	35,588	15,849
Unrealized gains on securities available for sale, net of tax	(432)	713	(1,145)
Total stockholders' equity	91,005	76,301	14,704
Total liabilities and stockholders' equity	1,505,492	1,450,163	55,329

Note: The amounts are rounded down to the nearest million.

COMPARISON OF CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of yen)	For the year ended March 31, 2006 (A)	2005 (B)	(A)-(B)
Ordinary income:	68,323	63,059	5,264
Interest income	46,598	41,121	5,477
Interest on loans and discounts	*38,192*	*34,540*	*3,652*
Interest and dividends on securities	*5,333*	*4,441*	*892*
Interest on call loans	*36*	*28*	*8*
Interest on due from banks	*151*	*3*	*148*
Other	*2,884*	*2,108*	*776*
Fees and commissions	11,025	9,480	1,545
Other operating income	1,971	1,407	564
Other ordinary income	8,727	11,049	(2,322)
Ordinary expenses:	44,279	40,311	3,968
Interest expenses	7,857	5,137	2,720
Interest on deposits	*7,762*	*4,963*	*2,799*
Interest on negotiable certificates of deposit	*4*	-	*4*
Interest on call money	-	*0*	*(0)*
Interest on borrowed money	*17*	*101*	*(84)*
Interest on corporate bonds and notes	*72*	*71*	*1*
Others	*1*	*0*	*1*
Fees and commissions	2,334	1,718	616
Other operating expenses	622	2,033	(1,411)
General and administrative expenses	27,648	23,991	3,657
Other ordinary expenses	5,817	7,430	(1,613)
Provisions for possible loan losses	-	*2,910*	*(2,910)*
Others	*5,817*	*4,519*	*1,298*
Ordinary profits	24,043	22,747	1,296
Extraordinary gains	5,731	1,900	3,831
Gains on sales of premises and equipment	*2,007*	*728*	*1,279*
Collection of written-off claims	*5*	*364*	*(359)*
Others	*3,717*	*807*	*2,910*
Extraordinary losses	751	1,220	(469)
Losses on sales of premises and equipment	*667*	*1,141*	*(474)*
Losses on impairment of fixed assets	*25*	-	*25*
Others	*58*	*78*	*(20)*
Income before income taxes	29,022	23,428	5,594
Income taxes			
Current	12,404	11,996	408
Deferred	(531)	(3,138)	2,607
Minority interests in net income of subsidiaries	-	0	(0)
Net income	17,149	14,570	2,579

Note: The amounts are rounded down to the nearest million.

COMPARISON OF CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

	For the year ended March 31,		
(in millions of yen)	2006 (A)	2005 (B)	(A)-(B)
Capital surplus			
Balance, at beginning of the year	19,000	19,000	-
Balance, at end of the year	19,000	19,000	-
Retained earnings			
Balance, at beginning of the year	35,588	22,017	13,571
Additions	17,149	14,570	2,579
Net income	*17,149*	*14,570*	*2,579*
Deductions	1,300	1,000	300
Cash dividends	*1,300*	*1,000*	*300*
Balance, at end of the year	51,437	35,588	15,849

Note: The amounts are rounded down to the nearest million.

COMPARISON OF CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of yen)	For the year ended March 31, 2006 (A)	2005 (B)	(A)-(B)
I. Cash Flows from Operating Activities			
Income before income taxes	29,022	23,428	5,594
Depreciation	1,612	1,293	319
Losses on impairment of fixed assets	25	-	25
Amortization of goodwill	(274)	(279)	5
Reversal of reserve for possible loan losses	(700)	3,150	(3,850)
Net increase in reserve for employees' bonus	111	539	(428)
Net increase in reserve for directors' bonus	802	54	748
Interest income	(46,598)	(41,121)	(5,477)
Interest expenses	7,857	5,137	2,720
Net (gains) losses on investment securities	(4,119)	1,150	(5,269)
Net (gains) losses on monetary assets held in trust	(285)	(74)	(211)
Net (gains) losses on sales of premises and equipment	(1,340)	412	(1,752)
Net (increase) decrease in loans and bills discounted	(162,623)	(164,194)	1,571
Net increase (decrease) in deposits	36,637	213,736	(177,099)
Net increase (decrease) in borrowed money (non-subordinated)	(3,300)	(2,400)	(900)
Net (increase) decrease in due from banks excluding due from BOJ	3,447	(11,603)	15,050
Net (increase) decrease in call loans and monetary receivables bought	1,751	6,206	(4,455)
Net (increase) decrease in foreign exchange assets	(38)	521	(559)
Net increase (decrease) in foreign exchange liabilities	9	(11)	20
Interest received	38,568	31,656	6,912
Interest paid	(1,235)	(1,587)	352
Others, net	(4,978)	1,039	(6,017)
Sub-total	(105,646)	67,055	(172,701)
Income taxes paid (including provisional payment)	(16,761)	(15,686)	(1,075)
Net cash (used in) provided by operating activities	(122,408)	51,369	(173,777)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in millions of yen)	For the year ended March 31, 2006 (A)	2005 (B)	(A)-(B)
II. Cash flows from investing activities			
Purchases of investment securities	(382,235)	(422,984)	40,749
Proceeds from sales of investment securities	363,777	262,981	100,796
Proceeds from maturities of securities	108,707	167,352	(58,645)
Increase in monetary assets held in trust	(455)	(4,621)	4,166
Decrease in monetary assets held in trust	1,392	1,795	(403)
Capital expenditures for premises and equipment	(1,943)	(2,303)	360
Proceeds from sales of premises and equipment	4,972	2,956	2,016
Purchases of newly consolidated subsidiaries	(367)	(141)	(226)
Net cash provided by investing activities	93,848	5,034	88,814
III. Cash flows from financing activities			
Expenditures for repayment of subordinated debt	-	(2,000)	2,000
Dividends Paid	(1,300)	(1,000)	(300)
Net cash used in financing activities	(1,300)	(3,000)	1,700
IV. Net (decrease) increase in cash and cash equivalents	(29,860)	53,403	(83,263)
V. Cash and cash equivalents at beginning of the year	131,553	78,149	53,404
VI. Cash and cash equivalents at end of the year	101,692	131,553	(29,861)

Note: The amounts are rounded down to the nearest million.

Significant Policies in Preparation of Consolidated Financial Statements

(1) Scope of consolidation

1) Consolidated subsidiaries: 4

Principal subsidiaries

TSB Capital, Ltd.

TSB Servicer, Ltd.

TSB Servicer, Ltd. has been consolidated from this fiscal year due to acquirement of shares. Sowa Business Ltd. and The Star-Gin Real Estate Management Co., Ltd. are under liquidation proceedings.

2) Non-consolidated subsidiaries

There are no non-consolidated subsidiaries.

(2) Application of equity method

There are no affiliates accounted for under the equity method.

(3) Fiscal year end of consolidated subsidiaries

Fiscal year ends of all consolidated subsidiaries are March 31.

(4) Valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries, including the portion attributable to minority shareholders, were evaluated at fair value.

(5) Amortization of goodwill

Goodwill is amortized over 5years on a straight-line basis, except that when the excess is immaterial it is expensed or credited to income in the year of acquisition.

(6) Appropriation of retained earnings

Consolidated statements of Capital Surplus and Retained Earnings is prepared based on capital surplus and retained earnings appropriated during the fiscal year.

Changes in Significant Policies in Preparation of Consolidated Financial Statements

(Fixed Asset Impairment Accounting Standards)

Fixed Asset Impairment Accounting Standards ("Statement on Establishment of Fixed Asset Impairment Accounting Standards" (Business Accounting Council, August 9, 2002) and "Application Guideline of Fixed Asset Impairment Accounting Standards" (Accounting Standard Application Guideline No. 6, October 31, 2003)) was applied since this fiscal year. As a result of applying these standards, the Bank and its consolidated subsidiaries recorded an impairment loss of 25 million yen. Under these standards, impairment loss is recognized when the balance of long-lived assets used for operation are not expected to be recoverable. Since the Bank manages profits and losses from operations at the Head Office, fixed assets held and used for operations as a whole are grouped as one asset group for the purpose of the impairment analysis. The carrying values of idle assets are reduced to the net realizable value, and the reduced value is recognized as an impairment loss. As for the grouping of idle assets, each asset is considered to be an independent unit. Since accumulated depreciation is netted with each asset balance in accordance with the Enforcement Regulations of Banking Law, the impairment loss is also charged-off against the respective assets.

Segment Information

(1) Business segment information

Besides the banking business, certain consolidated subsidiaries engage in other businesses such as credit card business. Such information is, however, not disclosed since the proportion of those businesses in total is not significant.

(2) Geographic segment information

The information is not applicable since there is no foreign subsidiaries or branches.

(3) Ordinary income from overseas operations

The information is not disclosed since ordinary income from overseas operations is less than 10% of ordinary income on a consolidated basis.

Production, receipt of orders and distribution

The information is not applicable since there is no relevant information due to the nature of operations of banking business.

Lease transactions

The information is not disclosed since it will be disclosed in EDINET (security report).

Derivatives

The information is not disclosed since it will be disclosed in EDINET (security report).

Retirement benefits

1. Retirement benefit plan

Our group has adopted defined contribution pension plans since April 2004.

2. Retirement benefit expenses

(in millions of yen)

	For the year ended March 31, 2006
Contributions to defined contribution plans	281
Retirement benefit expenses	281

Tax effect accounting

(in millions of yen)

	For the year ended March 31, 2006	
1. Details of deferred tax assets and liabilities	Deferred tax assets:	
	Reserve for possible loan losses	11,216
	Reserve for employees' bonus	599
	Enterprise tax payable	523
	Unrealized loss on securities available for sale	295
	Others	607
	Sub-total deferred tax assets	13,242
	Valuation allowance	(829)
	Total deferred tax assets	12,412
	Deferred tax liabilities:	
	Temporary differences inherent to consolidation	10
	Total deferred tax liabilities	10
	Net deferred tax assets	12,402
2. Reconciling items between effective income tax rate and statutory tax rate	The information is not disclosed because the differences between the effective income tax rate and the statutory tax rate are within 5% of the statutory income tax rate.	

Transactions with related parties

There are no material transactions to be disclosed.

Per Share Information

(in yen)

	For the year ended March 31,	
	2006	2005
Net assets per common share	130,007.85	545,011.65
Net income per common share	24,499.10	104,076.22

Notes: 1. The basis in calculating net income per common share is as follows:

(in millions of yen except per share data)

	For the year ended March 31,	
	2006	2005
Net income	17,149	14,570
Amount not available to common shareholders	-	-
Net income available to common shares	17,149	14,570
Average number of common shares	700,000	140,000

2. The Bank consummated a five-for-one stock split on September 1, 2005. If the stock spilt had been made at April 1, 2004, per share information would be as follows:

(in yen)

	For the year ended March 31, 2005
Net assets per common share	109,002.33
Net income per common share	20,815.24

[Translation only]

October 26, 2005.

For Immediate Release

The Tokyo Star Bank, Limited
Todd Budge, CEO & President

Re: Today's press articles

The Tokyo Star Bank, Limited hereby announces that, although a certain press article today stated that it was found October 25th, 2005, that The Tokyo Star Bank got back taxed due to its unreported income of approx. JPY 19 billion, revealed by the Tokyo National Tax Bureau, we had already disclosed the true fact back on September 15th, 2005 in our IPO prospectus, Securities report as well as Report for securities listing.

Additionally, I hereby announce that there will be no financial impact to our Interim Financial results ending September 2005 as already disclosed in the above official reports.

Linklaters

外国法共同事業法律事務所リンクレーターズ
Meiji Yasuda Building 10F
1-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-0005
〒100-0005
東京都千代田区丸の内2丁目1番1号
明治安田生命ビル10階
Telephone (81-3) 6212 1200
Facsimile (81-3) 6212 1444
Direct Line +81 3 6212 1228
Direct Fax +81 3 6212 1444
nathan.mcglothlin@linklaters.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

July 5, 2006

Ladies and Gentlemen:

12g3-2b filing for Tokyo Star Bank, Limited (the "Company")

Enclosed is a letter on behalf of the Company establishing an exemption from the Securities Exchange Act of 1934 under Rule 12g3-2(b).

We will call you during the week of July 17 to discuss the claim for exemption. In the interim, please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Regards,

Nathan McGlothlin

[Translation only]

May 27, 2005.

Consolidated Financial Results for the Fiscal Year Ended March 31, 2005.

Company Name: **The Tokyo Star Bank, Limited**

1. Summary of the Consolidated Financial Results for the Fiscal Year Ended March 31, 2005.

(1) Operating Results (in millions of Yen)

	Ordinary income	(change from the previous year)	Ordinary Profit	(change from the previous year)	Net Income	(change from the previous year)
		%		%		%
Fiscal Year 2005	63,059	2.6	22,747	-11.3	14,570	0.2
Fiscal Year 2004	61,485	22.6	25,644	16.9	14,543	12.4

	Net income per common share	Ratio of net income to stockholders equity	Ratio of ordinary profit to total capital	Ratio of ordinary profit to ordinary income
	Yen	%	%	%
Fiscal Year 2005	104,076.22	21.1	1.7	36.1
Fiscal Year 2004	103,884.48	25.1	2.1	41.7

Note: Number of shares outstanding as of:
March 31, 2005 (common stock): 140,000 shares
March 31, 2004 (common stock): 140,000 shares
Change of GAAP: Not applicable

(2) Financial Conditions

	Total Assets	Stockholders' equity	Ratio of stockholders' equity to Total assets	Stockholders' equity per common stock	Risk-adjusted capital ratio (domestic standards)
	Million Yen	Million Yen	%	Yen	%
Fiscal Year 2005	1,450,163	76,301	5.3	545,011.65	8.84
Fiscal Year 2004	1,231,714	62,051	5.0	443,221.65	9.23

(3) Cash Flows

	Cash Flows from Operating activities	Cash Flows from Investing activities	Cash Flows from Financing activities	Cash and cash equivalents at end of the period
	Million Yen	Million Yen	Million Yen	Million Yen
Fiscal Year 2005	51,369	5,034	-3,000	131,553
Fiscal Year 2004	-100,749	51,656	-3,060	78,149

(4) Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: 4

Non-consolidated subsidiaries accounted for under the equity method: -

Affiliated companies accounted for by the equity method: -

(5) Change in the Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: Newly included: - Excluded: -

Affiliated companies accounted for by the equity method: Newly included: - Excluded: -

Comparison of the Consolidated Balance Sheet

(in millions of Yen)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
Assets:			
Cash and due from banks	152,792	87,785	65,007
Call loans	1,307	-	1,307
Monetary receivables bought	50,264	57,777	(7,513)
Trading securities	12	19	(7)
Monetary assets held in trust	4,235	1,509	2,726
Investment securities	360,270	367,367	(7,097)
Loans and bills discounted	868,115	694,824	173,291
Foreign exchanges	236	757	(521)
Other assets	9,476	15,316	(5,840)
Premises and equipment	16,591	18,524	(1,933)
Deferred tax assets	11,004	8,421	2,583
Customers' liabilities for acceptances and guarantees	4,005	3,362	643
Reserve for possible loan losses	(28,149)	(23,952)	(4,197)
Total assets	1,450,163	1,231,714	218,449
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits	1,328,076	1,114,340	213,736
Borrowed money	4,300	8,700	(4,400)
Foreign exchanges	5	16	(11)
Corporate bonds and notes	3,000	3,000	-
Other liabilities	32,215	38,070	(5,855)
Reserve for employee bonus	1,416	876	540
Reserve for director bonus	235	180	55
Deferred tax liabilities	-	87	(87)
Goodwill	607	928	(321)
Acceptances and guarantees	4,005	3,362	643
Total liabilities	1,373,862	1,169,563	204,299
Stockholders' equity:			
Minor shareholders		99	(99)
Common stock	21,000	21,000	-
Capital surplus	19,000	19,000	-
Retained earnings	35,588	22,017	13,571
Unrealized gains on securities available for sale, net of tax	713	33	680
Total stockholders' equity	76,301	62,051	14,250
Total liabilities and stockholders' equity	1,450,163	1,231,714	218,449

Note: The amounts are rounded down to the nearest million.

Comparison of Consolidated Statement of Operations

(in millions of yen)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
Ordinary income:	63,059	61,485	1,574
Interest income	41,121	41,371	(250)
Interest on loans and discounts	(34,540)	(34,141)	(399)
Interest on and dividends from securities	(4,441)	(4,987)	546
Fees and commissions	6,480	7,475	(995)
Other operating income	1,407	2,193	(786)
Other ordinary income	11,049	10,445	604
Ordinary expenses:	40,311	35,841	4,470
Interest expenses	5,137	4,126	1,011
Interest on deposits	(4,963)	(4,025)	(938)
Fees and commissions	1,718	1,654	64
Other operating expenses	2,033	3,566	(1,533)
General and administrative expenses	23,991	20,301	3,690
Other ordinary expenses	7,430	6,193	1,237
Ordinary profits	22,747	25,644	(2,897)
Extraordinary gains	1,900	544	1,356
Extraordinary losses	1,220	1,540	(320)
Income before income taxes	23,428	24,649	(1,221)
Income taxes			
Current	11,996	14,953	(2,957)
Deferred	(3,138)	(4,848)	1,710
Net income	14,570	14,543	27

Note: The amounts are rounded down to the nearest million.

Comparison of Consolidated Statements of Capital Surplus and Retained Earnings

(in millions of Yen)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
Capital Surplus			
Balance at the beginning of the period	19,000	19,000	-
Balance at the end of the period	19,000	19,000	-
Retained earnings			
Balance at the beginning of the period	22,017	13,529	8,488
Additions	14,570	14,543	27
Net income	14,570	14,543	27
Deductions	1,000	6,056	(5,056)
Dividend declared	1,000	6,000	(5,000)
Directors bonus	-	56	(56)
Balance at the end of the period	35,588	22,017	13,571

Note: The amounts are rounded down to the nearest million.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of yen)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
I. Cash Flows from Operating Activities			
Income before income taxes	23,428	24,649	(1,221)
Depreciation	1,293	1,165	128
Impairment losses	-	-	-
Amortization of goodwill	(279)	(217)	(62)
Reversal of reserve for possible loan losses	3,150		3,150
Net decrease in reserve for employees' bonuses	539	6,965	(6,426)
Net increase in reserve for directors' bonuses	54	180	(126)
Interest income	(41,121)	(41,371)	250
Interest expenses	5,137	4,126	1,011
Net (gains) losses on investment securities	1,150	3,909	(2,759)
Net (gains) losses on monetary assets held in trust	(74)	(5)	(69)
Net (gains) losses on sales of premises and equipment	412	146	266
Net (increase)decrease in loans and bills discounted	(164,194)	(130,523)	(33,671)
Net increase (decrease) in deposits	213,736	25,248	188,488
Net increase (decrease) in borrowed money (non-subordinated)	(2,400)	(842)	(1,558)
Net (increase)decrease in due from banks excluding due from central bank	(11,603)	(3,743)	(7,860)
Net (increase)decrease in call loans and monetary receivables bought	6,206	7,051	(845)
Net (increase)decreasein foreign exchange assets	521	(396)	917
Net increase (decrease) in foreign exchange liabilities	(11)	13	(24)
Interest received	31,656	31,670	(14)
Interest paid	(1,587)	(2,396)	809
Others, net	1,039	(12,781)	13,820
Sub-total	67,055	(86,880)	153,935
Income taxes paid	(15,686)	(13,868)	(1,818)
Net cash used in operating activities	51,369	(100,749)	152,118
II. Cash flows from investing activities			
Purchases of investment securities	(422,984)	(440,425)	17,441
Proceeds from sales of investment securities	262,981	411,396	(148,415)
Proceeds from maturities of securities	167,352	80,611	86,741
Increase in monetary assets held in trust	(4,621)	(10,294)	5,673
Decrease in monetary assets held in trust	1,795	8,791	(6,996)
Capital expenditures for premises and equipment	(2,303)	(1,423)	(880)
Proceeds from sales of premises and equipment	2,956	1,973	983
Expenditures for purchases of subsidiaries	(141)	(1,307)	1,166
Proceeds from purchase of newly consolidated subsidiaries	-	2,335	(2,335)
Net cash provided by investing activities	5,034	51,656	(46,622)
III. Cash flows from financing activities			
Expenditures for repayment of subordinated debt	(2,000)	-	(2,000)
Proceeds from issuance of corporate bonds	-	2,940	(2,940)
Dividends paid	(1,000)	(6,000)	5,000
Net cash used in financing activities	(3,000)	(3,060)	60
IV. Net decrease in cash and cash equivalents	53,403	(52,152)	105,555
V. Cash and cash equivalents at beginning of the period	78,149	130,302	(52,153)
VI. Cash and cash equivalents at end of the period	131,553	78,149	53,404

Note:The amounts are rounded down to the nearest million.

[Translation only]

May 27, 2005.

Non- consolidated Financial Results for the Fiscal Year Ended March 31, 2005.

Company Name**: The Tokyo Star Bank, Limited**

1. Summary of the Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2005.

(1) Operating Results (in millions of Yen)

	Ordinary income	(change from the previous year)	Ordinary Profit	(change from the previous year)	Net Income	(change from the previous year)
		%		%		%
Fiscal Year 2005	60,225	3.5	22,059	-10.5	13,175	-4.6
Fiscal Year 2004	58,190	1934	24,651	18.8	13,806	17.9

	Net income per common share	Ratio of net income to stockholders equity	Ratio of ordinary income to ordinary expense	Deposit
	Yen	%	%	Million Yen
Fiscal Year 2005	94,113.98	19.1	63.4	1,329,918
Fiscal Year 2004	98,618.17	23.4	57.6	1,118,363

Note: Number of shares outstanding as of:

March 31, 2005 (common stock): 140,000 shares

March 31, 2004 (common stock): 140,000 shares

Change of GAAP: Not applicable

(2) Payments of dividends

	Interim dividends per share	Term-end dividends per share	Total dividends per share (for the fiscal year)	Total dividend amount (for the fiscal year)	Dividend on earnings	Dividend on equity
	Yen	Yen	Yen	Million Yen	%	%
Fiscal Year 2005	51,369	5,034	-3,000	131,553	9.9	1.7
Fiscal Year 2004	-100,749	51,656	-3,060	78,149	7.2	1.6

(3) Financial Conditions

	Total Assets	Stockholders' equity	Ratio of stockholders' equity to Total assets	Stockholders' equity per common stock	capital ratio (domestic standards)
	Million Yen	Million Yen	%	Yen	%
Fiscal Year 2005	1,444,080	75,557	5.2	539,693.76	8.77
Fiscal Year 2004	1,226,087	62,772	5.1	448,373.06	9.29

Comparison of the Non-Consolidated Balance Sheet

(in millions of Yen)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
Assets:			
Cash and due from banks	149,668	85,040	64,628
Call loans	1,307	-	1,307
Monetary receivables bought	50,264	57,777	(7,513)
Trading securities	12	19	(7)
Monetary assets held in trust	4,235	1,509	2,726
Investment securities	364,597	371,680	(7,083)
Loans and bills discounted	860,630	691,091	169,539
Foreign exchanges	236	757	(521)
Other assets	7,870	9,657	(1,787)
Premises and equipment	16,281	18,193	(1,912)
Deferred tax assets	11,100	8,502	2,598
Customers' liabilities for acceptances and guarantees	4,248	3,706	542
Reserve for possible loan losses	(26,373)	(21,848)	(4,525)
Total assets	1,444,080	1,226,087	217,993
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits	1,329,918	1,118,363	211,555
Borrowed money	-	2,000	(2,000)
Foreign exchanges	5	16	(11)
Corporate bonds and notes	3,000	3,000	-
Other liabilities	29,728	35,218	(5,490)
Reserve for employee bonus	1,387	829	558
Reserve for director bonus	235	180	55
Acceptances and guarantees	4,248	3,706	542
Total liabilities	1,368,523	1,163,314	205,209
Stockholders' equity:			
Common stock	21,000	21,000	-
Capital surplus	19,000	19,000	-
Capital reserve	19,000	19,000	-
Retained earnings	34,921	22,745	12,176
Earned surplus reserve	2,000	2,000	-
Unappropriated retained earnings	32,921	20,745	12,176
Unrealized gains on securities available for sale, net of tax	636	27	609
Total stockholders' equity	75,557	62,772	12,785
Total liabilities and stockholders' equity	1,444,080	1,226,087	217,993

Note: The amounts are rounded down to the nearest million.

Comparison of Non-consolidated Statement of Operations

(in millions of yen)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
Ordinary income:	60,225	58,190	2,035
Interest income	39,641	40,227	(586)
Interest on loans and discounts	(33,062)	(33,019)	(43)
Interest on and dividends from securities	(4,439)	(4,986)	547
Fees and commissions	8,771	6,570	2,201
Other operating income	1,042	1,167	(125)
Other ordinary income	10,770	10,225	545
Ordinary expenses:	38,165	33,539	4,626
Interest expenses	5,041	4,119	922
Interest on deposits	(4,963)	(4,025)	(938)
Fees and commissions	2,714	2,702	12
Other operating expenses	974	2,580	(1,606)
General and administrative expenses	22,263	18,824	3,439
Other ordinary expenses	7,171	5,311	1,860
Ordinary profits	22,059	24,651	(2,592)
Extraordinary gains	1,086	544	542
Extraordinary losses	1,025	1,501	(476)
Income before income taxes	22,121	23,693	(1,572)
Income taxes			
Current	11,961	14,785	(2,824)
Deferred	(3,016)	(4,898)	1,882
Net income	13,175	13,806	(631)
Unappropriated retained earnings at beginning of the period	19,745	6,938	12,807
Unappropriated retained earnings at end of the period	32,921	20,745	12,176

Note: The amounts are rounded down to the nearest million.

Comparison of Appropriation Statement

(in millions of yen)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
Unappropriated retained earnings at end of the fiscal year	32,921	20,745	12,176
Appropriation of earnings	1,300	1,000	300
Dividends declared	1,300	1,000	300
Unappropriated retained earnings after appropriation	31,621	19,745	11,876

Disclosed Claims under Financial Revitalization Law

(in millions of yen, %)

Qualifications	As of March 31, 2005	Coverage ratio (Secured)	Share percentage
Bankruptcy and Quasi-Bankruptcy(a)	6,968	100.0%	0.08%
Doubtful (b)	25,139	95.2%	2.90%
Sub-standard (c)	11,428	54.8%	1.32%
Normal	823,184	-	94.98%
Total	866,720	-	100.00%
(a)+(b)+(c)	43,536	85.4%	5.02%

Gross Operating Profits (Non-consolidated)

(in millions of yen)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
Domestic gross operating profits	38,222	35,809	2,413
International gross operating profits	2,516	2,753	(237)
Gross Operating Profits	40,738	38,563	2,175
Net Operating Income	17,263	15,718	1,545

Net Interest Margin after General & Administrative Expenses

(Excluding International Operations, Non-consolidated)

(%)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
Return on Interest-Earnings Assets (a)	3.09%	3.50%	-0.41%
Yields on Loans	4.45%	5.55%	-1.10%
Yields on Securities	0.73%	1.02%	-0.29%
Financing Costs including G&A Expenses (b)	2.31%	2.19%	0.12%
Yields on Deposits	0.39%	0.37%	0.02%
Yields on other External Liabilities	-	-	-
Net Interest Margin after G&A Expenses (a)-(b)	0.78%	1.31%	-0.53%

Gains & Losses on Securities (Non-consolidated)

(In millions of yen)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
Net Gains & Losses on Bonds	815	(385)	1,200
Gains on Sales	1,320	588	732
Gains on Redemption	-	-	-
Losses on Sales	504	974	(470)
Losses on Redemption	-	-	-
Write-off	-	-	-
Net Gains & Losses on Equity Securities	(24)	160	(184)
Gains on Sales	-	170	(170)
Losses on Sales	-	-	-
Write-off	24	9	15

BIS Capital Adequacy Ratio (Non-consolidated)

(in millions of yen, %)	For the year ended March 31, 2005(A)	2004(B)	(A)-(B)
Capital Adequacy Ratio (a)	8.77%	9.29%	-0.52%
Tier I Capital (b)	73,621	61,745	11,876
Tier II Capital (c)	8,872	9,809	(937)
Reductions (d)	-	-	-
Capital (b)+(c)-(d)	82,493	71,555	10,938
Risk-adjusted Assets	939,632	769,585	170,047

The Tokyo Star Bank, Limited
November 18, 2005

For Immediate Press Release:

Consolidated Financial Results for the First Half of Fiscal 2005
ended September 30, 2005

Company Name (Code Number):	**The Tokyo Star Bank, Limited** (8384) (URL http://www.tokyostarbank.co.jp/)
Stock Exchange Listings:	First Section of Tokyo
Headquarters:	Tokyo
Application of US GAAP:	Not applied

1. Summary of Consolidated Financial Results for the First Half of Fiscal 2005

(1) Operating Results (in millions of yen except per share data and percentages)

	For the six months ended September 30,		For the year ended
	2005	2004	March 31, 2005
Ordinary income	**32,066**	30,954	63,059
Change from the previous period	**3.6 %**	6.9 %	
Ordinary profits	**9,258**	13,574	22,747
Change from the previous period	**(31.8)%**	5.5 %	
Net income	**8,260**	8,514	14,570
Change from the previous period	**(3.0)%**	27.0 %	
Net income per common share	**11,800.37**	60,817.24	104,076.22
Diluted net income per common share	-	-	-

Average number of shares outstanding:

For the six months ended September 30, 2005:	(Common stock)	700,000	shares
For the six months ended September 30, 2004:	(Common stock)	140,000	shares
For the year ended March 31, 2005:	(Common stock)	140,000	shares

The Bank consummated a five-for-one stock split on September 1, 2005. If the stock spilt had been made at April 1, 2004, Net income per common share would have been 12,163.45 yen and 20,815.24 yen for the six months ended September 30, 2004 and the year ended March 31, 2005, respectively.

(2) Financial Conditions

	As of September 30,		As of March 31,
	2005	2004	2005
Total assets	1,440,366	1,327,823	1,450,163
Stockholders' equity	82,940	70,365	76,301
Stockholder's equity as a percentage of total liabilities, minority interest and stockholders'	5.8%	5.3%	5.3%
Stockholders' equity per common share	118,486.05	502,610.87	545,011.65
Risk-adjusted capital ratio (based on the domestic standards)	9.04%	9.35%	8.84%

Number of shares outstanding as of:

September 30, 2005:	(Common stock	700,000	shares
September 30, 2004:	(Common stock	140,000	shares
March 31, 2005:	(Common stock	140,000	shares

If the stock spilt had been made at April 1, 2004, Net assets per common share would have been 100,522.17 yen and 109,002.33 yen for the six months ended September 30, 2004 and the year ended March 31, 2005, respectively.

(3) Cash Flows (in millions of yen)

	For the six months ended September 30,		For the year ended
	2005	2004	March 31, 2005
Net cash provided by (used in) operating activities	**(76,369)**	78,777	51,369
Net cash provided by (used in) investing activities	**38,783**	(72,488)	5,034
Net cash provided by (used in) financing activities	**(1,300)**	(3,000)	(3,000)
Cash and cash equivalents at the end of period / year	**92,667**	81,438	131,553

(4) Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: 5 Non-consolidated subsidiaries accounted for under the equity method: -
Affiliated companies accounted for by the equity method: -

(5) Change in the Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	Newly included:	1	Excluded:	-
Affiliated companies accounted for by the equity method:	Newly included:	-	Excluded:	-

2. Earning Projections for the Fiscal Year Ending March 31, 2006

(in millions of yen)

Ordinary income	Ordinary profits	Net income
68,647	22,433	14,492

Projected net income per common share for the fiscal year ending March 31, 2006 is 20,702.65yen.

(Note)
The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEET
As of September 30,2005

	(in millions of yen)
Assets:	
Cash and due from banks	109,242
Call loans	474
Monetary receivables bought	53,627
Trading securities	9
Monetary assets held in trust	4,238
Investment securities	324,694
Loans and bills discounted	923,946
Foreign exchanges	307
Other assets	16,732
Premises and equipment	14,767
Deferred tax assets	11,527
Customers' liabilities for acceptances and guarantees	3,758
Reserve for possible loan losses	(22,959)
Total assets	**1,440,366**
Liabilities and stockholders' equity	
Liabilities:	
Deposits	1,305,406
Negotiable certificates of deposit	10,000
Borrowed money	1,000
Corporate bonds and notes	3,000
Other liabilities	32,404
Reserve for employees' bonus	928
Reserve for directors' bonus	495
Goodwill	433
Acceptances and guarantees	3,758
Total liabilities	**1,357,426**
Stockholders' equity:	
Common stock	21,000
Capital surplus	19,000
Retained earnings	42,548
Unrealized gains on securities available for sale, net of tax	391
Total stockholders' equity	**82,940**
Total liabilities and stockholders' equity	**1,440,366**

Notes to the Consolidated Balance Sheet

1. The amounts are rounded down to the nearest million of yen.

2. Trading Securities are stated at market value. (cost of securities sold is determined by the moving-average method.)

3. Held-to-maturity debt securities are stated at amortized cost computed by the moving-average method (straight-line amortization). Available-for-sale securities whose fair value can be obtained for the market or estimated are carried at the fair value at the end of interim period (cost of securities sold is calculated by the moving-average method), and other available-for-sale securities with no market value are stated at cost or amortized cost computed by the moving-average method (straight-line amortization) Unrealized gains or losses on available-for-sale securities are included in the stockholders' equity, net of taxes.

4. Derivatives are stated at fair value.

5. Depreciation for premises and equipment of the Bank is computed using the declining-balance method (depreciation for buildings except for fixtures is computed using the straight-line method).
   The estimated useful lives of primary buildings and equipment are as follows:
   Building --- 8 years to 50 years
   Equipment and furniture --- 2 years to 20 years
   Depreciation for premises and equipment of other consolidated subsidiaries is computed principally using the declining-balance method based on the estimated useful lives.

6. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives (5 years) as defined by the Bank and its consolidated subsidiaries.

7. Loans acquired from other financial institutions, loans on deeds and bills discounted are recorded at acquisition costs in the balance sheet, and the difference between the acquisition costs and principal amount is amortized in proportion to the principal amount over the actual collection period.
   Overdrafts and loans on notes are carried at principal amount and the difference is recorded as a liability and is amortized over the actual collection period using the straight-line method.
   Loans that are classified as doubtful, virtually bankrupt and bankrupt are recorded at acquisition costs and the discount is not amortized.

8. Foreign currency assets and liabilities are principally translated into yen equivalents at the exchange rates prevailing at interim period end.

9. Reserve for possible loan losses of the Bank is provided pursuant to the internal rules for the self-assessment of asset quality and the internal rules for providing reserve for possible loan losses.

   For claims to debtors who are legally bankrupt or virtually bankrupt, a reserve is provided based on the amount of claims, after charge-offs as stated below, and net of amounts expected to be collected through the disposal of collateral or the execution of guarantees.

   For claims to debtors who are likely to become bankrupt and for which future cash flows can not be the amount reasonably estimated, a reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of the claim, net amounts expected to be collected through the disposal of collateral or execution of guarantees.

   For claims to debtors who are likely to become bankrupt or whose claims are restructured and the amount of claims exceeds certain levels for which the amount of future cash flows can be reasonably estimated, a reserve is provided for the difference between the present value of the expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.
   For other claims, a reserve is provided based on historical loan loss experience.

All claims are assessed by the business related divisions based on the internal rules for self-assessment of asset quality. The credit examination divisions, which are independent from business related divisions, subsequently conducts examination of their assessments, and the reserve is provided based on the examination results. Provisions for possible loan losses for the six months period ended September 30, 2005 are directly offset with the corresponding income recognized by applying the amortized cost method since such income is arising from the change in credit risk of purchased claims.
For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims. The amount of the charge-off as of September 30, 2005 was 19,211 million yen.
Reserve for possible loan losses for consolidated subsidiaries is provided based on historical loan loss experience for normal claims and estimated collectibility of specific claims for claims that are rated as special mention.

10. A reserve for employees' bonuses is provided for the payment of employees' bonuses based on the estimated amounts of the future payments attributed to the current interim period.

11. A reserve for directors' bonuses is provided for the payment of directors' bonuses based on the estimated amounts of the future payments attributed to the current interim period. The reserve for director bonuses is a reserve defined under Article 43 of the Enforcement Regulations of the Commercial Code.

12. Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.

13. With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, the Bank has adopted deferral hedges prescribed in the Industry Audit Committee Report No. 24, "Practical Guidelines for Accounting Financial Instruments", issued by the Japanese Institute of Certified Public Accountants ("JICPA").
As for the assessment of hedge effectiveness for fair value hedge, the Bank groups the deposits (hedged items) and interest swap transactions (hedging instruments) by their maturities and evaluate its effectiveness.

14. The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which are paid on the purchase of premises and equipment and which are not deductible as a tax credit, are charged to expenses when incurred.

15. Accumulated depreciation on premises and equipment was 3,250 million yen.

16. Loans to customers in bankruptcy and past due loans are included in Loans and bills discounted, and the amounts were 1,979 million yen and 25,686 million yen, respectively.
Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or other reasons such as non-accrual loans, and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan.
Past due loans represent non-accrual loans excluding those loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.
DIP Finance loans (finance to restructuring companies which are under the legal restructuring - type liquidation procedures) of 182 million yen is included in the amount of loans to customers in bankruptcy. These loans are fully secured by collaterals and other means.

17. Loans past due three months or more, other than loans to customers in bankruptcy and other past due loans, are included in Loans and Bills Discounted, and the amount was 7 million yen.
Such loans past due three months or more are loans whose principal or interest payments are three months or more past due from the following day of the prescribed payment date.

18. Restructured loans are included in Loans and bills discounted, and the amount was 9,677 million yen. Such restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to customers in bankruptcy, past due loans or loans past due 3 months or more are excluded.

19. Total amount of loans to customers in bankruptcy, past due loans, loans past due 3 months or more and restructured loans was 37,351 million yen. The amount described in Notes 16 through 19 represent the gross receivable amounts before a reduction for the reserve for possible loan losses.

20. Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bills accepted by other banks, commercial bills, bills of exchange, and foreign bills bought discounted are permitted to be sold or (re) pledged and the total face value was 437 million.

21. With respect to Loan Participation, the total principal balance of loans which are accounted for as sales under JICPA Accounting System Committee Report No.3 issued on June 1, 1995 was 1,570 million yen. The amount of participated loans which were accounted for as loans to original debtors included in the balance sheet as of September 30, 2005 was 282 million yen.

22. Assets pledged as collateral were as follows:

Investment securities	24,226 million yen
Loans and bills discounted	6,059 million yen

Liabilities related to the pledged assets were as follows:

Borrowed Money	1,000 million yen
Deposits	591million yen

In addition to above, Investment securities of 48,416 million yen were pledged as collateral for settlement of exchange transactions, and security deposits of 2,268 million yen were included in Premises and equipment.

23. Subordinated borrowings of 3,000 million yen were included in Corporate bonds and notes.

24. Fair value and valuation gains/losses of investment securities are as follows. Securities below include Trading Securities as well as Investment securities in the balance sheet. The same definition is applied to Notes. 26 through 28.

Trading Securities

Balance sheet amount	9 million yen
Valuation Losses included in Income before income taxes	0 million yen

Available-for-sale securities with fair value (in millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese bonds	147,917	147,920	3	94	91
Government bonds	138,806	138,820	14	93	78
Municipal bonds	109	109	(0)	0	0
Corporate bonds	9,001	8,990	(11)	1	12
Others	143,248	143,977	659	1,191	532
Total	291,165	291,898	662	1,286	623

Where compound instruments as a whole are marked to market, and valuation gains (losses) are included in current gains/losses, these valuation gains/losses are excluded from "Others."
The valuation gains (losses) amount, net of deferred tax liabilities of 270 million yen, were 391 million yen, which were included in Net Unrealized Gains (Losses) on Available-for-sale Securities.

25. Available-for-sale securities sold during the six months ended September 30, 2005 are as follows:

(in millions of yen)

	Proceeds from sales	Gains	Losses
Available-for-sale securities	183,699	1,106	55

26. Securities whose fair value is not readily available are as follows:

(in millions of yen)

	Balance sheet amount
Available-for-sale securities	
Unlisted domestic equity securities (excluding OTC traded equities)	3,389
Corporate bonds (industrial bonds)	27,556
Others	1,850

27. Redemption schedule of bonds classified as investment securities available for sale and held to maturity is as follows:

(in millions of yen)

	Due within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Japanese bonds	66,783	104,581	4,112	-
Government bonds	55,694	83,004	121	-
Municipal bonds	-	8	100	-
Corporate bonds	11,088	21,568	3,890	-
Others	13,583	59,819	39,924	-
Total	80,366	164,400	44,036	-

28. Monetary assets held in trust are as follows:

Money held in trust for trading purposes	
Balance sheet	4,238 million yen
Valuation losses included in Income before income taxes	20 million yen

29. Contracts of overdraft facilities and loan commitment limits are contracts under which customers are lent to the prescribed limits in response to the customers' application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was 91,377 million yen, of which contracts whose original terms were within one year (or contracts unconditionally cancelable at the Bank's discretion) were 35,604 million yen. Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow the Bank and its consolidated subsidiaries to refuse the customers' application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers' creditworthiness, etc.). At the inception of contracts, the Bank and its consolidated subsidiaries designate real estate, securities, etc. as collateral if considered to be necessary. Subsequently, the Bank and its consolidated subsidiaries perform periodic reviews (semi-annually) of the customers' business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

30. The Bank has applied the Fixed Asset Impairment Accounting Standards ("Statement on Establishment of Fixed Asset Impairment Accounting Standards" (Business Accounting Council, August 9, 2002) and "Application Guideline of Fixed Asset Impairment Accounting Standards" (Accounting Standard Application Guideline No. 6, October 31, 2003)) since this interim period. As a result of applying these standards, the Bank recorded an impairment loss of 25 million yen. Under these standards, impairment loss is recognized when the balance of long-lived assets used for operation are not expected to be recoverable. Since the Bank manages profits and losses from operations at the Head Office, fixed assets held and used for operations as a whole are grouped as one asset group for the purpose of the impairment analysis. The carrying values of idle assets are reduced to the net realizable value, and the reduced value is recognized as an impairment loss. As for the grouping of idle assets, each asset is considered to be an independent unit. Since accumulated depreciation is netted with each asset balance in accordance with the Enforcement Regulations of Banking Law, the impairment loss is also charged-off against the respective assets.

31. The Bank was reviewed by the Tokyo Regional Taxation Bureau for its corporate income taxes (corporate tax, inhabitant tax and enterprise tax) for the fiscal year ended March 31, 2002 through March 31, 2004. As a result of this review, the Bank has received a disposition concerning differences in profit recognized on amortization of difference between carrying values of purchased loans related to business transfer and its purchase amount as well as timing difference of profit recognition (that is to say, the amount of profit to be recognized was different or profit shall be recognized earlier for the tax purpose). Accordingly, the Bank received a notice regarding this disposition on June 29, 2005. Specifically, the Bank was required to make payments of back taxes of 8,801 million yen, which extend for the total of 3 fiscal years, as well as additional tax and delinquency tax of 1,685 million yen.
In order to avoid further payment of additional tax and delinquency tax, the Bank has fully paid for back taxes, additional tax and delinquency tax (excluding delinquency tax related to inhabitant tax and enterprise tax not being claimed). However, the Bank believes that the treatment of profit from amortization was appropriate from accounting as well as tax perspectives. Hence, the Bank has requested for examination to the National Tax Tribunal on August 26, 2005.
In addition, because the assessment by the Tokyo Regional Tax Bureau's was attributable almost entirely to temporary differences in the timing of income and loss recognition for the tax purpose, the application of the assessment to the fiscal year ended March 31, 2005 resulted in a decrease in the amount of taxes paid of 3,384 million yen. Therefore, the net additional amount of taxes paid for the four years ended March 31, 2005 was equal to 5,417 million yen, representing the difference between the 8,801 million yen tax assessment and the 3,384 million yen decrease in the amount of taxes paid for the year ended March 31, 2005.

CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended September 30, 2005

		(in millions of yen)
Ordinary income:		**32,066**
Interest income	22,273	
Interest on loans and discounts	*18,246*	
Interest on and dividends from securities	*2,616*	
Fees and commissions	4,435	
Other operating income	1,213	
Other ordinary income	4,143	
Ordinary expenses:		**22,808**
Interest expenses	3,923	
Interest on deposits	*3,875*	
Fees and commissions	1,129	
Other operating expenses	191	
General and administrative expenses	13,341	
Other ordinary expenses	4,223	
Ordinary profits		**9,258**
Extraordinary gains		**5,309**
Extraordinary losses		**484**
Income before income taxes		**14,083**
Income taxes:		
Current		6,043
Deferred		(220)
Net Income		**8,260**

Notes to the Consolidated Statement of Operations

1. The amounts are rounded down to the nearest million.
2. Net income per common share is 11,800.37 yen.
3. "Other ordinary income" includes gains on collection of purchased loans of 2,642 million yen.
4. "Other ordinary expenses" includes write-off of loans of 3,676 million yen
5. "Extraordinary gains" includes gains on reversal of reserve for credit losses of 4,587 million yen and gains on disposal of premises and equipment of 719 million yen.
6. "Extraordinary losses" includes losses on disposal of premises and equipment of 410 million yen.

CONSOLIDATED STATEMENT OF CAPITAL SURPLUS AND RETAINED EARNINGS

For six months ended September 30, 2005

	(in millions of yen)
Capital surplus	
Balance, at beginning of the period	**19,000**
Balance, at end of the period	**19,000**
Retained earnings	
Balance, at beginning of the period	**35,588**
Additions	**8,260**
Net income	*8,260*
Deductions	**1,300**
Dividend declared	*1,300*
Balance, at end of the period	**42,548**

Notes: The amounts are rounded down to the nearest million.

CONSOLIDATED STATEMENT OF CASH FLOWS
For six months ended September 30, 2005

	(in millions of yen)
I. Cash Flows from Operating Activities	
Income before income taxes	14,083
Depreciation	724
Impairment losses	25
Amortization of goodwill	(138)
Reversal of reserve for possible loan losses	(914)
Net decrease in reserve for employees' bonuses	(488)
Net increase in reserve for directors' bonuses	260
Interest income	(22,273)
Interest expenses	3,923
Net (gains) losses on investment securities	(2,787)
Net (gains) losses on monetary assets held in trust	(147)
Net (gains) losses on sales of premises and equipment	(308)
Net (increase)decrease in loans and bills discounted	(58,033)
Net increase (decrease) in deposits	(22,669)
Net increase (decrease) in negotiable certificates of deposit	10,000
Net increase (decrease) in borrowed money (non-subordinated)	(3,300)
Net (increase)decrease in due from banks excluding due from central bank	4,996
Net (increase)decrease in call loans and monetary receivables bought	(2,531)
Net (increase)decreasein foreign exchange assets	(70)
Net increase (decrease) in foreign exchange liabilities	(5)
Interest received	18,526
Interest paid	(714)
Others, net	(1,984)
Sub-total	(63,828)
Income taxes paid	(12,541)
Net cash used in operating activities	**(76,369)**

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For six months ended September 30, 2005

	(in millions of yen)
II. Cash flows from investing activities	
Purchases of investment securities	(223,706)
Proceeds from sales of investment securities	184,228
Proceeds from maturities of securities	76,691
Decrease in monetary assets held in trust	230
Capital expenditures for premises and equipment	(648)
Proceeds from sales of premises and equipment	2,356
Expenditures for purchases of subsidiaries	(367)
Net cash provided by investing activities	38,783
III. Cash flows from financing activities	
Dividends paid	(1,300)
Net cash used in financing activities	**(1,300)**
IV. Net decrease in cash and cash equivalents	**(38,885)**
V. Cash and cash equivalents at beginning of the period	**131,553**
VI. Cash and cash equivalents at end of the period	**92,667**

Notes to the Consolidated Statement of Cash Flows

1. The amounts are rounded down to the nearest million.
2. For the purpose of reporting cash flows, cash and cash equivalents are defined as cash and due from Bank of Japan ("BOJ") included in the Cash and due from bank in the consolidated balance sheet.
3. The reconciliation of the balance of cash and cash equivalents to the cash and due from banks in the consolidated balance sheet at end of this interim period is as follows:

	(in millions of yen)
Cash and due from banks	109,242
Due from banks other than BOJ	(16,575)
Cash and cash equivalents	92,667

COMPARISON OF CONSOLIDATED BALANCE SHEETS

(in millions of yen)	As of September 30, 2005 (A)	As of September 30, 2004 (B)	(A)-(B)	As of March 31, 2005 (C)	(A)-(C)
Assets:					
Cash and due from banks	109,242	88,401	20,841	152,792	(43,550)
Call loans	474	1,240	(766)	1,307	(833)
Monetary receivables bought	53,627	46,631	6,996	50,264	3,363
Trading securities	9	17	(8)	12	(3)
Monetary assets held in trust	4,238	4,321	(83)	4,235	3
Investment securities	324,694	439,037	(114,343)	360,270	(35,576)
Loans and bills discounted	923,946	736,043	187,903	868,115	55,831
Foreign exchanges	307	217	90	236	71
Other assets	16,732	10,182	6,550	9,476	7,256
Premises and equipment	14,767	17,302	(2,535)	16,591	(1,824)
Deferred tax assets	11,527	8,631	2,896	11,004	523
Customers' liabilities for acceptances and guarantees	3,758	2,937	821	4,005	(247)
Reserve for possible loan losses	(22,959)	(27,142)	4,183	(28,149)	5,190
Total assets	1,440,366	1,327,823	112,543	1,450,163	(9,797)
Liabilities and Stockholders' Equity					
Liabilities:					
Deposits	1,305,406	1,211,367	94,039	1,328,076	(22,670)
Negotiable certificates of deposit	10,000	-	10,000	-	10,000
Borrowed money	1,000	5,500	(4,500)	4,300	(3,300)
Foreign exchanges	-	1	(1)	5	(5)
Corporate bonds and notes	3,000	3,000	-	3,000	-
Other liabilities	32,404	32,897	(493)	32,215	189
Reserve for employee bonus	928	713	215	1,416	(488)
Reserve for director bonus	495	130	365	235	260
Deferred tax liabilities	-	163	(163)	-	-
Goodwill	433	746	(313)	607	(174)
Acceptances and guarantees	3,758	2,937	821	4,005	(247)
Total liabilities	1,357,426	1,257,458	99,968	1,373,862	(16,436)
Stockholders' equity:					
Common stock	21,000	21,000	-	21,000	-
Capital surplus	19,000	19,000	-	19,000	-
Retained earnings	42,548	29,532	13,016	35,588	6,960
Unrealized gains on securities available for sale, net of tax	391	833	(442)	713	(322)
Total stockholders' equity	82,940	70,365	12,575	76,301	6,639
Total liabilities and stockholders' equity	1,440,366	1,327,823	112,543	1,450,163	(9,797)

Note: The amounts are rounded down to the nearest million.

COMPARISON OF CONSOLIDATED STATEMENTS OF OPERATIONS

	For six months ended September 30,			For year ended
(in millions of yen)	2005 (A)	2004 (B)	(A)-(B)	March 31, 2005
Ordinary income:	32,066	30,954	1,112	63,059
Interest income	22,273	19,207	3,066	41,121
Interest on loans and discounts	*18,246*	*15,881*	*2,365*	*34,540*
Interest on and dividends from securities	*2,616*	*1,920*	*696*	*4,441*
Fees and commissions	4,435	4,984	(549)	9,480
Other operating income	1,213	719	494	1,407
Other ordinary income	4,143	6,043	(1,900)	11,049
Ordinary expenses:	22,808	17,380	5,428	40,311
Interest expenses	3,923	2,532	1,391	5,137
Interest on deposits	*3,875*	*2,433*	*1,442*	*4,963*
Fees and commissions	1,129	744	385	1,718
Other operating expenses	191	917	(726)	2,033
General and administrative expenses	13,341	11,079	2,262	23,991
Other ordinary expenses	4,223	2,105	2,118	7,430
Ordinary profits	9,258	13,574	(4,316)	22,747
Extraordinary gains	5,309	1,258	4,051	1,900
Extraordinary losses	484	536	(52)	1,220
Income before income taxes	14,083	14,295	(212)	23,428
Income taxes				
Current	6,043	6,465	(422)	11,996
Deferred	(220)	(684)	464	(3,138)
Net income	8,260	8,514	(254)	14,570

Note: The amounts are rounded down to the nearest million.

COMPARISON OF CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

(in millions of yen)	For six months ended September 30, 2005 (A)	2004 (B)	(A)-(B)	For year ended March 31, 2005
Capital surplus				
Balance, at beginning of the period	19,000	19,000	-	19,000
Balance, at end of the period	19,000	19,000	-	19,000
Retained earnings				
Balance, at beginning of the period	35,588	22,017	13,571	22,017
Additions	8,260	8,514	(254)	14,570
Net income	*8,260*	*8,514*	*(254)*	*14,570*
Deductions	1,300	1,000	300	1,000
Dividend declared	*1,300*	*1,000*	*300*	*1,000*
Balance, at end of the period	42,548	29,532	13,016	35,588

Note: The amounts are rounded down to the nearest million.

COMPARISON OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	For six months ended September 30,			For year ended
(in millions of yen)	2005 (A)	2004 (B)	(A)-(B)	March 31, 2005
Cash Flows from Operating Activities				
Income before income taxes	14,083	14,295	(212)	23,428
Depreciation	724	601	123	1,293
Impairment losses	25	-	25	-
Amortization of goodwill	(138)	(140)	2	(279)
Reversal of reserve for possible loan losses	(914)	2,855	(3,769)	3,150
Net decrease in reserve for employees' bonuses	(488)	(163)	(325)	539
Net increase in reserve for directors' bonuses	260	(50)	310	54
Interest income	(22,273)	(19,207)	(3,066)	(41,121)
Interest expenses	3,923	2,532	1,391	5,137
Net (gains) losses on investment securities	(2,787)	169	(2,956)	1,150
Net (gains) losses on monetary assets held in trust	(147)	(3)	(144)	(74)
Net (gains) losses on sales of premises and equipment	(308)	(63)	(245)	412
Net (increase)decrease in loans and bills discounted	(58,033)	(39,343)	(18,690)	(164,194)
Net increase (decrease) in deposits	(22,669)	97,027	(119,696)	213,736
Net increase (decrease) in negotiable certificates of deposit	10,000	-	10,000	-
Net increase (decrease) in borrowed money (non-subordinated)	(3,300)	(1,200)	(2,100)	(2,400)
Net (increase)decrease in due from banks excluding due from central bank	4,996	2,673	2,323	(11,603)
Net (increase)decrease in call loans and monetary receivables bought	(2,531)	9,905	(12,436)	6,206
Net (increase)decreasein foreign exchange assets	(70)	539	(609)	521
Net increase (decrease) in foreign exchange liabilities	(5)	(14)	9	(11)
Interest received	18,526	15,245	3,281	31,656
Interest paid	(714)	(915)	201	(1,587)
Others, net	(1,984)	3,206	(5,190)	1,039
Sub-total	(63,828)	87,951	(151,779)	67,055
Income taxes paid	(12,541)	(9,173)	(3,368)	(15,686)
Net cash (used in) provided by operating activities	(76,369)	78,777	(155,146)	51,369

Note: The amounts are rounded down to the nearest million.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in millions of yen)	For six months ended September 30, 2005 (A)	2004 (B)	(A)-(B)	For year ended March 31, 2005
Cash flows from investing activities				
Purchases of investment securities	(223,706)	(253,327)	29,621	(422,984)
Proceeds from sales of investment securities	184,228	117,871	66,357	262,981
Proceeds from maturities of securities	76,691	65,222	11,469	167,352
Increase in monetary assets held in trust	-	(3,069)	3,069	(4,621)
Decrease in monetary assets held in trust	230	85	145	1,795
Capital expenditures for premises and equipment	(648)	(1,166)	518	(2,303)
Proceeds from sales of premises and equipment	2,356	2,035	321	2,956
Expenditures for purchases of subsidiaries	(367)	(141)	(226)	(141)
Net cash provided by (used in) investing activities	38,783	(72,488)	111,271	5,034
Cash flows from financing activities				
Expenditures for repayment of subordinated debt	-	(2,000)	2,000	(2,000)
Dividends Paid	(1,300)	(1,000)	(300)	(1,000)
Net cash used in financing activities	(1,300)	(3,000)	1,700	(3,000)
Net increase in cash and cash equivalents	(38,885)	3,289	(42,174)	53,403
Cash and cash equivalents at beginning of the period	131,553	78,149	53,404	78,149
Cash and cash equivalents at end of the period	92,667	81,438	11,229	131,553

Note: The amounts are rounded down to the nearest million.

Other Information on the Interim Consolidated Financial Statements

(1) Scope of consolidation
1) Consolidated subsidiaries: 5
Principal subsidiaries
TSB Capital, Ltd.
Sowa Business Corporation
Minori Debt Collection Corporation has been consolidated from this interim fiscal year.

2) Non-consolidated subsidiaries
There are no non-consolidated subsidiaries.

(2) Application of the equity method
There are no affiliates accounted for under the equity method.

(3) Interim period-end of consolidated subsidiaries
1) Ends of Interim period of consolidated subsidiaries are as follows:
September 30 : 4
June 30 : 1

2) A subsidiary whose interim period-end is June 30 is consolidated using financial statements prepared based on the provisional closing as of September 30.

Segment Information

(1) Business segment information
Besides the banking business, certain consolidated subsidiaries engange in other businesses such as credit card business. Such information is, however, not disclosed since the proportion of those businesses in total is not significant.

(2) Geographic segment information
No geographic segment information is disclosed since there is no foreign subsidiaries or branches.

(3) Ordinary income from overseas operations
The disclosure is not applicable since ordinary income from overseas operations is less than 10% of ordinary income on a consolidated basis.

Production, receipt of orders and distribution

The information is not presented since there is no relevant information due to the nature of operations of banking business.

Per Common Share Information

(in yen)

	For the six months ended September 30,		For the year ended March 31, 2005
	2004	2005	
Net assets per common share	502,610.87	118,486.05	545,011.65
Net income per common share	60,817.24	11,800.37	104,076.22
Diluted net income per common share	-	-	-

Notes: 1. The basis in calculating net income per share is as follows:

(in millions of yen except per share data)

	For the six months ended September 30,		For the year ended March 31, 2005
	2004	2005	
Net income	8,514	8,260	14,570
Amount which does not belong to common shareholders	-	-	-
Net income related to common shares	8,514	8,260	14,570
Average number of shares	140,000	700,000	140,000

2. Diluted net income per common share (net income per common and common equivalent share) is not stated as there is no common equivalent shares.
3. 5-for-1 stock splits became effective on September 1, 2005.
   Had this stock splits become effective in the beginning of interim period ended September 30, 2004, per common share information would be as follows:

(in yen)

	For the six months ended September 30, 2004	For the year ended March 31, 2005
Net assets per common share	100,522.17	109,002.33
Net income per common share	12,163.44	20,815.24
Diluted net income per common share	-	-

The Tokyo Star Bank, Limited

For Immediate Press Release: November 18, 2005

Non-Consolidated Financial Results for the First Half of Fiscal 2005
ended September 30, 2005

Company Name (Code Number):	**The Tokyo Star Bank, Limited (8384)** (URL http://www.tokyostarbank.co.jp/)
Stock Exchange Listings:	First Section of Tokyo
Headquarters:	Tokyo
Application of US GAAP:	Not applied

1. Summary of Non-Consolidated Financial Results for the First Half of Fiscal 2005

(1) Operating Results (in millions of yen except per share data and percentages)

	For the six months ended September 30,		For the year ended
	2005	2004	March 31, 2005
Ordinary income	**31,133**	29,204	60,225
Change from the previous year	**6.6 %**	6.7 %	
Ordinary profit	**8,178**	13,035	22,059
Change from the previous year	**(37.3)%**	9.4 %	
Net income	**8,076**	8,263	13,175
Change from the previous year	**(2.3)%**	28.2 %	
Net income per common share	**11,537.55**	59,022.55	94,113.98

Average number of shares outstanding:

For the six months ended September 30, 2005:	(Common stock)	700,000	shares
For the six months ended September 30, 2004:	(Common stock)	140,000	shares
For the year ended March 31, 2005:	(Common stock)	140,000	shares

The Bank consummated a five-for-one stock split on September 1, 2005. If the stock spilt had been made at April 1, 2004, Net income per common share would have been 11,804.51 yen and 18,822.80 yen for the six months ended September 30, 2004 and the year ended March 31, 2005, respectively.

(2) Payment of dividends

(in yen)

	For the six months ended September 30,		For the year ended
	2005	2004	March 31, 2005
Interim dividends per share	-	-	-
Total dividends per share paid for the fiscal year	-	-	9,285.71

(3) Financial Conditions

(in millions of yen except per share data and percentages)

	For the six months ended September 30,		For the year ended
	2005	2004	March 31, 2005
Total assets	**1,439,487**	1,321,308	1,444,080
Stockholders' equity	**82,092**	70,721	75,557
Stockholders' equity as a percentage of total liabilities, minority interest and stockholders' equity	**5.7 %**	5.4 %	5.2 %
Stockholders' equity per common share	**117,274.75**	505,154.50	539,693.76
Risk-adjusted capital ratio (based on the Domestic Standards)	**8.93 %**	9.43 %	8.77 %

Note:

Number of shares outstanding as of:

September 30, 2005:	(common stock)	700,000	shares
September 30, 2004:	(common stock)	140,000	shares
March 31, 2005:	(common stock)	140,000	shares

If the stock spilt had been made at April 1, 2004, Net assets per common share would have been 101,030.90 yen and 107,938.75 yen for the six months ended September 30, 2004 and the year ended March 31, 2005, respectively.

2. Earning Projections for the Fiscal Year Ending March 31, 2006

(in millions of yen)

Ordinary income	Ordinary profits	Net income
66,645	20,329	13,392

(in yen)

	For the fiscal year ending March 31, 2006	
	Fiscal year-end Dividends	
Dividends per share common stock	5,000	5,000

Projected net income per common share for the year ending March 31, 2006 is 19,131.42 yen.

(Note)

The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

NON-CONSOLIDATED BALANCE SHEET

As of September 30,2005

	(in millions of yen)
Assets:	
Cash and due from banks	108,315
Call loans	474
Monetary receivables bought	53,627
Trading securities	9
Monetary assets held in trust	4,238
Investment securities	329,905
Loans and bills discounted	918,583
Foreign exchanges	307
Other assets	15,304
Premises and equipment	14,601
Deferred tax assets	11,487
Customers' liabilities for acceptances and guarantees	3,996
Reserve for possible loan losses	(21,362)
Total assets	**1,439,487**
Liabilities and stockholders' equity	
Liabilities:	
Deposits	1,307,195
Negotiable certificates of deposit	10,000
Corporate bonds and notes	3,000
Other liabilities	31,787
Reserve for employees' bonus	920
Reserve for directors' bonus	495
Acceptances and guarantees	3,996
Total liabilities	**1,357,395**
Stockholders' equity:	
Common stock	21,000
Capital surplus	19,000
Capital reserve	19,000
Retained earnings	41,697
Earned surplus reserve	2,000
Unappropriated retained earnings	39,697
Unrealized gains on securities available for sale, net of tax	394
Total stockholders' equity	**82,092**
Total liabilities and stockholders' equity	**1,439,487**

Notes to the Non-Consolidated Balance Sheet

1. The amounts are rounded down to the nearest million of yen.

2. Trading Securities are stated at market value. (cost of securities sold is determined by the moving-average method)

3. Investments in subsidiaries are stated at cost computed by the moving-average method,
Available-for-sale securities whose fair value can be obtained from the market or estimated are carried at the fair value at the end of the interim period (cost of securities sold is calculated by the moving-average method), and other available-for-sale securities with no market value are stated at cost or amortized cost computed by the moving-average method (straight-line amortization). Unrealized gains or losses on available-for-sale securities are included in the stockholders' equity, net of taxes.

4. Derivatives are stated at fair value.

5. Depreciation for premises and equipment of the Bank is computed using the declining-balance method (depreciation for buildings except for fixtures) is computed using the straight-line method).
The estimated useful lives of primary buildings and equipment are as follows:
Building --- 8 years to 50 years
Equipment and furniture --- 2 years to 20 years

6. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives (5 years) as defined by the Bank.

7. Loans acquired from other financial institutions, loans on deeds and bills discounted are recorded at acquisition costs in the balance sheet, and the difference between the acquisition costs and principal amount is amortized in proportion to the principal amount over the actual collection period.
Overdrafts and loans on notes are carried at principal amount and the difference is recorded as a liability and is amortized over the actual collection period using the straight-line method.
Loans that are classified as doubtful, virtually bankrupt and bankrupt are recorded at acquisition costs and the discount is not amortized.

8. Foreign currency assets and liabilities are principally translated into yen equivalents at the exchange rates prevailing at interim period end.

9. Reserve for possible loan losses of the Bank is provided pursuant to the internal rules for the self-assessment of asset quality and the internal rules for providing reserve for possible loan losses.

   For claims to debtors who are legally bankrupt or virtually bankrupt, a reserve is provided based on the amount of claims, after charge-offs as stated below, and net of amounts expected to be collected through the disposal of collateral or the execution of guarantees.

   For claims to debtors who are likely to become bankrupt and for which future cash flows can not be reasonably estimated, a reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of the claim, net amounts expected to be collected through the disposal of collateral or execution of guarantees.

   For claims to debtors who are likely to become bankrupt or whose claims are restructured and the amount of claims exceeds certain levels for which the amount of future cash flows can be reasonably estimated, a reserve is provided for the difference between the present value of the expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.
   For other claims, a reserve is provided based on historical loan loss experience.

All claims are assessed by the business related divisions based on the internal rules for self-assessment of asset quality. The credit examination divisions, which are independent from business related divisions, subsequently conducts examination of their assessments, and reserve is provided based on the examination results.
Provisions for possible loan losses for the six months period ended September 30, 2005 are directly offset with the corresponding income recognized by applying the amortized cost method since such income is arising from the change in credit risk of purchased claims.
For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims.
The amount of the charge-off as of September 30, 2005 was 15,833 million yen.

10. A reserve for employees' bonuses is provided for the payment of employees' bonuses based on the estimated amounts of the future payments attributed to the current interim period.

11. A reserve for directors' bonuses is provided for the payment of directors' bonuses based on the estimated amounts of the future payments attributed to the current interim period. The reserve for director bonuses is a reserve defined under Article 43 of the Enforcement Regulations of the Commercial Code.

12. Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.

13. The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which are paid on the purchase of premises and equipment and which are not deductible as a tax credit, are charged to expenses when incurred.

14. With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, the Bank has adopted deferral hedges prescribed in the Industry Audit Committee Report No. 24, "Practical Guidelines for Accounting Financial Instruments", issued by the Japanese Institute of Certified Public Accountants ("JICPA"). The method of hedge accounting is the deferral method.
As for the assessment of hedge effectiveness for fair value hedge, the Bank groups the deposits (hedged items) and interest swap transactions (hedging instruments) by their maturities and evaluate their effectiveness.

15. Accumulated depreciation on premises and equipment was 3,129 million yen.

16. Loans to customers in bankruptcy and past due loans are included in Loans and bills discounted, and the amounts were 1,846 million yen and 24,454 million yen, respectively.
Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or other reasons such as non-accrual loans, and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan.
Past due loans are nonaccrual loans excluding those loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.
DIP Finance loans (finance to restructuring companies which are under the legal restructuring type liquidation procedures) of 182 million yen is included in the amount of loans to customers in bankruptcy. These loans are fully secured by collaterals and other means.

17. Loans past due 3 months or more, other than loans to customers in bankruptcy and other past due loans, are included in Loans and Bills Discounted, and the amount was 7 million yen. Such loans past due 3 months or more are loans whose principals or interests payment are 3 months or more past due from the following day of the prescribed payment date. Loans classified as loans to customers in bankruptcy or past due loans are excluded.

18. Restructured loans are included in Loans and bills discounted, and the amount was 9,452 million yen. Such restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the deb or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to customers in bankruptcy past due loans or loans past due 3 months or more are excluded.

19. Total amount of loans to customers in bankruptcy, past due loans, loans past due 3 months or more and restructured loans was 35,761 million yen. The amount described in Notes 16 through 19 represent the gross receivable amounts before a reduction for the reserve for possible loan losses.

20. Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bills accepted by other banks, commercial bills, bills of exchange, and foreign bills bought discounted are permitted to be sold or (re) pledged and the total face value was 437 million.

21. With respect to Loan Participation, the total principal balance of loans which are accounted for as sales under JICPA Accounting System Committee Report No.3 issued on June 1, 1995 was 1,570 million yen. The amount of participated loans which were accounted for as loans to original debtors included in the balance sheet as of September 30, 2005 was 25,216 million yen.

22. Assets pledged as collateral were as follows:
    Investment securities 24,226 million yen

    Liabilities related to the pledged assets were as follows:
    Deposits 591million yen

    In addition to above, Investment securities of 48,416 million yen were pledged as collateral for settlement of exchange transactions, and security deposits of 2,214 million yen were included in Premises and equipment.

23. Subordinated borrowings of 3,000 million yen were included in Corporate bonds and notes.

24. Net assets increased as a result of applying market values defined in Article 124 Subparagraph 3 of the Enforcement Regulations of the Commercial Code, which was adopted for this interim period end, and the amount was 436 million yen.

25. Fair value and valuation gains/losses of investment securities are as follows. Securities below include Trading Securities as well as Investment securities in the balance sheet. The same definition is applied to Notes. 26 through 28.

Trading Securities

Balance sheet amount	9 million yen
Valuation Losses included in Income before income taxes	(0) million yen

Available-for-sale securities with fair value (in millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese bonds	147,917	147,920	3	94	91
Government bonds	138,806	138,820	14	93	78
Municipal bonds	109	109	(0)	0	0
Corporate bonds	9,001	8,990	(11)	1	12
Others	143,183	143,915	662	1,191	528
Total	291,100	291,836	665	1,286	620

Where compound instruments as a whole are marked to market, and valuation gains (losses) are included in current gains/losses, these valuation gains/losses are excluded from "Others."
The valuation gains (losses) amount, net of deferred tax liabilities of 270 million yen, were 394 million yen, which were included in Net Unrealized Gains (Losses) on Available-for-sale Securities.

26. Available-for-sale securities sold during the six months ended September 30, 2005 are as follows:

(in millions of yen)

	Proceeds from sales	Gains	Losses
Available-for-sale securities	183,699	1,106	55

27. Securities whose fair value is not readily determinable were as follows:

(in millions of yen)

	Balance sheet amount
Investments in subsidiaries and affiliates	
Investments in subsidiaries	5,306
Available-for-sale Securities	
Unlisted domestic equity securities (excluding OTC traded equities)	3,355
Corporate bonds (industrial bonds)	27,556
Others	1,850

28. Redemption schedule of bonds classified as investment securities available for sale and held to maturity is as follows:

(in millions of yen)

	Due within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Japanese bonds	66,783	104,581	4,112	-
Government bonds	55,694	83,004	121	-
Municipal bonds	-	8	100	-
Corporate bonds	11,088	21,568	3,890	-
Others	13,583	59,819	39,924	-
Total	80,366	164,400	44,036	-

29. Monetary assets held in trust are as follows:

Monetary Assets held in trust for trading purposes	
Balance sheet	4,238 million yen
Valuation losses included in Income before income taxes	(20) million yen

30. Contracts of overdraft facilities and loan commitment limits are contracts under which customers are lent to the prescribed limits in response to the customers' application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was 84,364 million yen, of which contracts whose original terms were within one year (or contracts unconditionally cancelable at the Bank's discretion) were 28,591 million yen. Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow the Bank and its consolidated subsidiaries to refuse the customers' application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers' creditworthiness, etc.). At the inception of contracts, the Bank and its consolidated subsidiaries designate real estate, securities, etc. as collateral if considered to be necessary. Subsequently, the Bank and its consolidated subsidiaries perform periodic reviews (semi-annually) of the customers' business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

31. The Bank has applied the Fixed Asset Impairment Accounting Standards ("Statement on Establishment of Fixed Asset Impairment Accounting Standards" (Business Accounting Council, August 9, 2002) and "Application Guideline of Fixed Asset Impairment Accounting Standards" (Accounting Standard Application Guideline No. 6, October 31, 2003)) since this interim period. As a result of applying these standards, the Bank recorded an impairment loss of 25 million yen.Under these standards, impairment loss is recognized when the balance of long-lived assets used for operation are not expected to be recoverable. Since the Bank manages profits and losses from operations at the Head Office, fixed assets held and used for operations as a whole are grouped as one asset group, and such grouping is used for the impairment analysis. The carrying values of idle assets are reduced to the net realizable value, and the reduced value is recognized as an impairment loss. As for the grouping of idle assets, each asset is considered to be an independent unit. Since accumulated depreciation is netted with each asset balance in accordance with the Enforcement Regulations of Banking Law, the impairment loss is also charged-off against the respective assets.

32. The Bank was reviewed by the Tokyo Regional Taxation Bureau for its corporate income taxes (corporate tax, inhabitant tax and enterprise tax) for the fiscal year ended March 31, 2002 through March 31, 2004. As a result of this review, the Bank has received a disposition concerning differences in profit recognized on amortization of difference between carrying values of purchased loans related to business transfer and its purchase amount as well as timing difference of profit recognition (that is to say, the amount of profit to be recognized was different or profit shall be recognized earlier for the tax purpose). Accordingly, the Bank received a notice regarding this disposition on June 29, 2005. Specifically, the Bank was required to make payments of back taxes of 8,801 million yen, which extend for the total of 3 fiscal years, as well as additional tax and delinquency tax of 1,685 million yen.
    In order to avoid further payment of additional tax and delinquency tax, the Bank has fully paid for back taxes, additional tax and delinquency tax (excluding delinquency tax related to inhabitant tax and enterprise tax not being claimed). However, the Bank believes that the treatment of profit from amortization was appropriate from accounting as well as tax perspectives. Hence, the Bank has requested for examination to the National Tax Tribunal on August 26, 2005.
    In addition, because the assessment by the Tokyo Regional Tax Bureau was attributable almost entirely to temporary differences in the timing of income and loss recognition for the tax purpose, the application of the assessment to the fiscal year ended March 31, 2005 resulted in a decrease in the amount of taxes paid of 3,384 million yen. Therefore, the net additional amount of taxes paid for the four years ended March 31, 2005 was equal to 5,417 million yen, representing the difference between the 8,801 million yen tax assessment and the 3,384 million yen decrease in the amount of taxes paid for the year ended March 31, 2005.

NON-CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended September 30, 2005

(in millions of yen)

Ordinary income:		**31,133**
Interest income	21,817	
Interest on loans and discounts	*17,791*	
Interest on and dividends from securities	*2,616*	
Fees and commissions	4,344	
Other operating income	1,206	
Other ordinary income	3,765	
Ordinary expenses:		**22,954**
Interest expenses	3,913	
Interest on deposits	*3,875*	
Fees and commissions	2,074	
Other operating expenses	101	
General and administrative expenses	12,683	
Other ordinary expenses	4,181	
Ordinary profits		**8,178**
Extraordinary gains		**6,177**
Extraordinary losses		**459**
Income before Income Taxes		**13,896**
Income taxes		
Current		6,042
Deferred		(221)
Net income		**8,076**
Unappropriated retained earnings at beginning of the period		31,621
Unappropriated retained earnings at end of the period		39,697

Notes to the Non-Consolidated Statement of Operations

1. The amounts are rounded down to the nearest million.
2. Net income per common share is 11,537.54 yen.
3. "Other ordinary income" includes gains on collection of purchased loans of 2,642 million yen.
4. "Other ordinary expenses" includes write-off of loans of 3,643 million yen.
5. "Extraordinary Gains" includes gains on reversal of reserve for credit losses of 4,807 million yen and gains on disposal of premises and equipment of 719 million yen.
6. "Extraordinary losses" includes losses on disposal of premises and equipment of 385 million yen.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS

	As of September 30,			As of March 31,	
(in millions of yen)	2005 (A)	2004 (B)	(A)-(B)	2005 (C)	(A)-(C)
Assets:					
Cash and due from banks	108,315	86,234	22,081	149,668	(41,353)
Call loans	474	1,240	(766)	1,307	(833)
Monetary receivables bought	53,627	46,631	6,996	50,264	3,363
Trading securities	9	17	(8)	12	(3)
Monetary assets held in trust	4,238	4,321	(83)	4,235	3
Investment securities	329,905	443,317	(113,412)	364,597	(34,692)
Loans and bills discounted	918,583	730,439	188,144	860,630	57,953
Foreign exchanges	307	217	90	236	71
Other assets	15,304	5,527	9,777	7,870	7,434
Premises and equipment	14,601	16,882	(2,281)	16,281	(1,680)
Deferred tax assets	11,487	8,681	2,806	11,100	387
Customers' liabilities for acceptances and guarante	3,996	3,270	726	4,248	(252)
Reserve for possible loan losses	(21,362)	(25,473)	4,111	(26,373)	5,011
Total assets	1,439,487	1,321,308	118,179	1,444,080	(4,593)
Liabilities and Stockholders' Equity					
Liabilities:					
Deposits	1,307,195	1,213,137	94,058	1,329,918	(22,723)
Negotiable certificates of deposit	10,000	-	10,000	-	10,000
Foreign exchanges	-	1	(1)	5	(5)
Corporate bonds and notes	3,000	3,000	-	3,000	-
Other liabilities	31,787	30,351	1,436	29,728	2,059
Reserve for employee bonus	920	695	225	1,387	(467)
Reserve for director bonus	495	130	365	235	260
Acceptances and guarantees	3,996	3,270	726	4,248	(252)
Total Liabilities	1,357,395	1,250,586	106,809	1,368,523	(11,128)
Stockholders' equity:					
Common stock	21,000	21,000	-	21,000	-
Capital surplus	19,000	19,000	-	19,000	-
Capital reserve	19,000	19,000	-	19,000	-
Retained earnings	41,697	30,008	11,689	34,921	6,776
Earned surplus reserve	2,000	2,000	-	2,000	-
Unappropriated retained earnings	39,697	28,008	11,689	32,921	6,776
Unrealized gains on securities available for sale, net of tax	394	713	(319)	636	(242)
Total stockholders' equity	82,092	70,721	11,371	75,557	6,535
Total liabilities and stockholders' equity	1,439,487	1,321,308	118,179	1,444,080	(4,593)

Notes: The amounts are rounded down to the nearest million.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF OPERATIONS

	For six months ended September 30,			For year ended
(in millions of yen)	2005 (A)	2004 (B)	(A)-(B)	March 31, 2005
Ordinary income:	31,133	29,204	1,929	60,225
Interest income	21,817	18,356	3,461	39,641
Interest on loans and discounts	*17,791*	*15,031*	*2,760*	*33,062*
Interest on and dividends from securities	*2,616*	*1,920*	*696*	*4,439*
Fees and commissions	4,344	4,266	78	8,771
Other operating income	1,206	686	520	1,042
Other ordinary income	3,765	5,894	(2,129)	10,770
Ordinary expenses:	22,954	16,168	6,786	38,165
Interest expenses	3,913	2,475	1,438	5,041
Interest on deposits	*3,875*	*2,433*	*1,442*	*4,963*
Fees and commissions	2,074	1,137	937	2,714
Other operating expenses	101	398	(297)	974
General and administrative expenses	12,683	10,122	2,561	22,263
Other ordinary expenses	4,181	2,034	2,147	7,171
Ordinary profits	8,178	13,035	(4,857)	22,059
Extraordinary gains	6,177	1,441	4,736	1,086
Extraordinary losses	459	432	27	1,025
Income before income taxes	13,896	14,044	(148)	22,121
Income taxes				
Current	6,042	6,431	(389)	11,961
Deferred	(221)	(650)	429	(3,016)
Net income	8,076	8,263	(187)	13,175
Unappropriated retained earnings at beginning of the period	31,621	19,745	11,876	19,745
Unappropriated retained earnings at end of the period	39,697	28,008	11,689	32,921

Notes: The amounts are rounded down to the nearest million.

Per Common Share Information

(in yen)

	For the six months ended September 30,		For the year ended March 31, 2005
	2004	2005	
Net assets per common share	505,154.50	117,274.75	539,693.76
Net income per common share	59,022.55	11,537.54	94,113.98
Diluted net income per common share	-	-	-

Notes: 1. The basis in calculating net income per share is as follows:

(in millions of yen except per share data)

	For the six months ended September 30,		For the year ended March 31, 2005
	2004	2005	
Net income	8,263	8,076	13,175
Amount which does not belong to common shareholders	-	-	-
Net income related to common shares	8,263	8,076	13,175
Average number of shares	140,000	700,000	140,000

2. Diluted net income per common share (net income per common and common equivalent share) is not stated as there is no common equivalent shares.
3. 5-for-1 stock splits became effective on September 1, 2005.
Had this stock splits become effective at the beginning of interim period ended September 30, 2004, per common share information would have been as follows:

(in yen)

	For the six months ended September 30, 2004	For the year ended March 31, 2005
Net assets per common share	101,030.90	107,938.75
Net income per common share	11,804.51	18,822.79
Diluted net income per common and common equivalent share	-	-

SELECTED FINANCIAL INFORMATION

For the First Half of Fiscal 2005

(Supplementary)


TOKYO
STAR
BANK
東京スター銀行

CONTENTS

I. Overview

Earnings

- Our Interim Net Income on a consolidated basis was 8,260 million yen, 502 million yen or 6.5% above our previous forecast disclosed on September 15, 2005.

- Return on assets (ROA) and return on equity (ROE) continuously remained strong and resulted in 1.14% and 20.7%, respectively.

Growth and Efficiency

- Our average loan balance for this first six months grew by 30% to 906.5 billion yen over the prior half-year period. During the same period, general and administrative expenses increased by 20%, resulting in efficient growth.
- Deposits grew by 94 billion yen or 8% to 1,305.4 billion yen over the end of prior half-year period. In addition, the composition of deposits continues to shift towards retails (80% for this half year vs. 70% for prior half year) and towards more stable time deposits (similarly, 71% time deposits vs. 65%).

- Loan-to-deposit ratio increased from 61% to 71% from the end of prior half-year period.

- Organic revenue, which excludes revenue derived from loans purchased including the ones from the Tokyo Sowa Bank at a discount price, increased by 2.1 billion yen or 10% compared with the prior half-year period.

Asset Quality

- Ratio of disclosed claims under the Financial Revitalization Law on a consolidated basis declined to 4.09%, down from 5.14% at the end of March 2005, and down 7.90% from the end of prior half-year period.

- Credit costs, including both write-offs and changes in the reserve for loan losses, contributed 48 million yen to our pre-tax income during the first half compared with net costs of 3,085 million yen in the first six months of the previous year.

- Because some of these credit costs are included in operating profits and some are not (e.g., gains on reversal of reserve for possible loan losses is recognized as "Extraordinary" income and, thus, not included in operating profits.), the simple comparison of operating profits with previous year are not necessarily consistent.

<Reference>

<Consolidated Basis> (in millions of yen except Net Income per Common Share stated in yen)

	Actual Results for First Half of Fiscal 2005 (A)	Forecast as of September 15 (B)			Actual results for First Half of Fiscal 2004 (C)		
			Variance (A)-(B)	%		Variance (A)-(C)	%
Ordinary Income	32,066	31,375	691	2.2	30,954	1,112	3.6
Ordinary Profits	9,258	7,588	1,670	22.0	13,574	(4,316)	(31.8)
Net Income	8,260	7,758	502	6.5	8,514	(254)	(3.0)
Net Income per Common Share (Note)	11,800.37	11,082.85	717.52	6.5	12,163.45	(363)	(3.0)

(Note) 5-for-1 stock splits became effective on September 1, 2005. Net income per common share for First Half of Fiscal 2004 reflects retroactive adjustments of the stock split.

II. Selected Financial Information of First Half Results

1. Operating Results

【Non-consolidated basis】 *(in millions of yen)*

	First Half of Fiscal 2005	First Half of Fiscal 2004	Variance
Gross Operating Profits	**21,289**	**19,304**	**1,985**
Net Interest Income	17,915	15,886	2,029
Net Fees and Commissions	2,269	3,128	(859)
Net Other Operating Income	1,104	288	816
General & Administrative Expenses	12,683	10,122	2,561
Personnel Expenses	5,444	4,438	1,006
Nonpersonnel Expenses	6,492	5,015	1,477
Taxes	746	668	78
Net Transfer to General Reserve	—	—	—
Net Operating Income	**8,605**	**9,181**	**(576)**
of which Gains & Losses on Bonds	1,051	15	1,036
Other Income & Expenses	(427)	3,854	(4,281)
Gains & Losses on Available-for-sale Securities	—	—	—
Credit Costs	3,643	1,856	1,787
Loans Write-off	3,643	1,721	1,922
Net Transfer to Specific Reserve for Possible Loan Losses	—	—	—
Losses on Sales of Other Loans	—	134	(134)
Other	3,216	5,710	(2,494)
Ordinary Profits	**8,178**	**13,035**	**(4,857)**
Extraordinary Gains & Losses	5,718	1,008	4,710
of which Gains & Losses on Sales of Premises and Equipment	333	101	232
Gains on Sales of Premises and Equipment	719	534	185
Losses on Sales of Premises and Equipment	385	432	(47)
of which Gains on Collection of Loans Written Off	1	0	1
of which Gains on Reversal of Reserve for Loan Losses	4,807	906	3,901
Income before Income Taxes	**13,896**	**14,044**	**(148)**
Income Taxes - Current	6,042	6,431	(389)
- Deferred	(221)	(650)	429
Net Income	**8,076**	**8,263**	**(187)**

【Consolidated】 *(in millions of yen)*

	First Half of Fiscal 2005	First Half of Fiscal 2004	Variance
Gross Operating Profits	**22,679**	**20,715**	**1,964**
Net Interest Income	18,350	16,674	1,676
Net Fees and Commissions	3,306	4,239	(933)
Net Other Operating Income	1,022	(198)	1,220
General & Administrative Expenses	13,341	11,079	2,262
Net Transfer to General Reserve for Possible Loan Losses	–	–	–
Other Income & Expenses	(79)	3,938	(4,017)
of which Gains & Losses on Available-for-sale Securities	367	0	367
of which Loans Written-Off	3,676	1,924	1,752
Ordinary Profits	**9,258**	**13,574**	**(4,316)**
Extraordinary Gains & Losses	4,825	721	4,104
of which Gains & Losses on Sales of Premises and Equipment	308	63	245
of which Gains on Collection of Loans Written-Off	2	2	0
of which Gains on Reversal of Reserve for Possible Loan Losses	4,587	717	3,870
Income before Income Taxes	**14,083**	**14,295**	**(212)**
Income Taxes - Current	6,043	6,465	(422)
- Deferred	(220)	(684)	464
Minority Interests in Net Income (Loss)	–	0	(0)
Net Income	**8,260**	**8,514**	**(254)**

Number of Consolidated Subsidiaries	5	7	(2)

2. Return on Equity (Annualized)

(%)

	First Half of Fiscal 2005	First Half of Fiscal 2004	Variance
Non-Consolidated Basis	20.43	24.69	(4.26)
Consolidated Basis	20.69	25.64	(4.95)

3. Net Interest Margin after General & Administrative Expenses

(Excluding International Operations, Non-consolidated)

(%)

	First Half of Fiscal 2005	First Half of Fiscal 2004	Variance
(1) Return on Interest-Earning Assets (A)	3.07	2.87	0.20
(a) Yields on Loans	3.94	4.32	(0.38)
(b) Yields on Securities	0.78	0.51	0.27
(2) Financing Costs including General & Administrative Expenses (B)	2.51	2.13	0.38
(a) Yields on Deposits	0.53	0.39	0.14
(b) Yields on Other External Liabilities	–	3.30	(3.30)
(3) Net Interest Margin after General &Administrative Expenses (A) - (B)	0.56	0.74	(0.18)

4. Gains & Losses on Securities (Non-consolidated)

(in millions of yen)

	First Half of Fiscal 2005	First Half of Fiscal 2004	Variance
Net Gains & Losses on Government and Other Bonds	1,051	15	1,036
Gains on Sales	1,106	413	693
Gains on Redemption	–	–	–
Losses on Sales	55	398	(343)
Losses on Redemption	–	–	–
Written-Off	–	–	–
Gains (Losses) on Equity Securities	–	–	–
Gains on Sales	–	–	–
Losses on Sales	–	–	–
Written-Off	–	–	–

5. BIS Capital Adequacy Ratio

【Non-consolidated】 *(in millions of yen)*

	As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
(1) **Capital Adequacy Ratio**	**8.93**	**8.77**	**0.16**	**9.43**	**(0.50)**
(2) Tier I Capital	81,697	73,621	8,076	70,008	11,689
(3) Tier II Capital	9,366	8,872	494	8,181	1,185
(4) Reductions	—	—	—	—	—
(5) Capital (2)+(3)-(4)	91,064	82,493	8,571	78,189	12,875
(6) Risk-adjusted Assets	1,018,711	939,632	79,079	829,013	189,698

【Consolidated】 *(in millions of yen)*

	As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
(1) **Capital Adequacy Ratio**	**9.04**	**8.84**	**0.20**	**9.35**	**(0.31)**
(2) Tier I Capital	82,548	74,288	8,260	69,532	13,016
(3) Tier II Capital	9,350	8,877	473	8,190	1,160
(4) Reductions	—	—	—	—	—
(5) Capital (2)+(3)-(4)	91,899	83,166	8,733	77,723	14,176
(6) Risk-adjusted Assets	1,016,075	940,457	75,618	830,534	185,541

III. Loan Portfolio & Deposits

1. Status of Risk-Managed Loans & Discounted Bills

【Non-consolidated】 *(in millions of yen)*

	As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
Loans to Bankrupt Borrowers	1,846	2,514	(668)	2,855	(1,009)
Past Due Loans	24,454	29,063	(4,609)	38,367	(13,913)
Loans Past Due 3 Months or More	7	6	1	36	(29)
Restructured Loans	9,452	11,421	(1,969)	14,262	(4,810)
Total (A)	35,761	43,005	(7,244)	55,521	(19,760)
Ending Balance of Loans and Bills Discounted (B)	918,583	860,630	57,953	730,439	188,144
Ratio of Risk-Managed Loans to Total Loans and Bills Discounted (%) (A/B X 100)	3.89	4.99	(1.10)	7.60	(3.71)
Amounts Secured (C)	29,214	36,682	(7,468)	42,945	(13,731)
Coverage Ratio (%) (C/A X 100)	81.69	85.29	(3.60)	77.34	4.35

【Consolidated】 *(in millions of yen)*

	As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
Loans to Bankrupt Borrowers	1,979	2,546	(567)	2,951	(972)
Past Due Loans	25,686	30,429	(4,743)	40,487	(14,801)
Loans Past Due 3 Months or More	7	6	1	36	(29)
Restructured Loans	9,677	11,637	(1,960)	14,528	(4,851)
Total (A)	37,351	44,620	(7,269)	58,005	(20,654)
Ending Balance of Loans and Bills Discounted (B)	923,946	868,115	55,831	738,632	185,314
Ratio of Risk-Managed Loans to Total Loans and Bills Discounted (%) (A/B X 100)	4.04	5.13	(1.09)	7.85	(3.81)
Amounts Secured (C)	29,601	37,539	(7,938)	43,200	(13,599)
Coverage Ratio (%) (C/A X 100)	79.25	84.13	(4.88)	74.47	4.78

2. Disclosed Claims under Financial Revitalization Law

【Non-consolidated】

(in millions of yen)

	As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
Bankruptcy and Quasi-Bankruptcy	5,785	6,968	(1,183)	7,478	(1,693)
Doubtful	21,413	25,139	(3,726)	34,436	(13,023)
Sub-standard	9,459	11,428	(1,969)	14,298	(4,839)
Sub-Total (A)	36,659	43,536	(6,877)	56,213	(19,554)
Normal	888,226	823,184	65,042	679,046	209,180
Total (B)	924,885	866,720	58,165	735,260	189,625
Ratio of Problem Loans to Total Claims (A/B X 100) (%)	3.96	5.02	(1.06)	7.64	(3.68)

Amounts Secured (C)	30,095	37,169	(7,074)	43,466	(13,371)
Coverage Ratio (C/A X 100) (%)	82.09	85.37	(3.28)	77.32	4.77

【Consolidated】

(in millions of yen)

	As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
Bankruptcy and Quasi-Bankruptcy	6,819	7,934	(1,115)	9,153	(2,334)
Doubtful	21,544	25,380	(3,836)	35,035	(13,491)
Sub-standard	9,685	11,644	(1,959)	14,566	(4,881)
Sub-Total (A)	38,049	44,958	(6,909)	58,754	(20,705)
Normal	892,047	829,059	62,988	684,801	207,246
Total (B)	930,096	874,018	56,078	743,555	186,541
Ratio of Problem Loans to Total Claims (A/B X 100) (%)	4.09	5.14	(1.05)	7.90	(3.81)

Amounts Secured (C)	30,520	37,791	(7,271)	44,000	(13,480)
Coverage Ratio (C/A X 100) (%)	80.21	84.05	(3.84)	74.88	5.33

3. Reserve for Possible Loan Losses (Non-consolidated)

(in millions of yen)

	As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
General Reserve for Possible Loan Losses	10,791	14,072	(3,281)	13,456	(2,665)
Specific Reserve for Possible Loan Losses	10,571	12,301	(1,730)	12,017	(1,446)
Total Reserve for Possible Loan Losses	21,362	26,373	(5,011)	25,473	(4,111)
Total Loans and Bills Discounted	918,583	860,630	57,953	730,439	188,144
Ratio of Total Reserve for Possible Loan Losses to Total Loans and Bills Discounted (%)	2.32	3.06	(0.74)	3.48	(1.16)

4. Classifications of Loans & Bills Discounted (Non-consolidated)

1) Classification by Type of Borrower Industry

(in millions of yen)

	As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
Domestic (excl. offshore banking account)	918,583	860,630	57,953	730,439	188,144
Manufacturing	14,310	12,767	1,543	12,217	2,093
Agriculture	498	130	368	132	366
Forestry	119	123	(4)	127	(8)
Fishery	104	102	2	105	(1)
Mining	267	286	(19)	6,007	(5,740)
Construction	6,660	9,201	(2,541)	10,438	(3,778)
Utilities	14	17	(3)	16	(2)
Communications and information	12,163	11,847	316	6,801	5,362
Transportation	8,923	8,782	141	7,174	1,749
Wholesale and retail	24,397	26,369	(1,972)	22,611	1,786
Banks and other financial institutions	83,117	79,471	3,646	94,792	(11,675)
Real estate	259,231	247,941	11,290	204,587	54,644
Services	162,895	146,310	16,585	87,825	75,070
Municipal government	1,307	1,465	(158)	1,645	(338)
Other	344,578	315,819	28,759	275,962	68,616
Overseas and Offshore Banking Account	–	–	–	–	–
Governments and official institutions	–	–	–	–	–
Financial institutions	–	–	–	–	–
Other	–	–	–	–	–
Total	918,583	860,630	57,953	730,439	188,144

2) Consumer Loans

(in millions of yen)

	As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
Consumer Loans	282,023	243,041	38,982	206,205	75,818
of which Housing Loans	248,992	218,564	30,428	187,929	61,063
of which Other Loans	33,031	24,477	8,554	18,276	14,755

3) Loans to Small- and Medium-sized Enterprises and Individuals

(in millions of yen)

	As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
Loans to Small and Medium-sized Enterprises and Individuals (A)	853,326	778,325	75,001	628,555	224,771
Total Loans and Bills Discounted (B)	918,583	860,630	57,953	730,439	188,144
Ratio of Loans to Small and Medium-sized Enterprises and Individuals to Total Loans and Bills Discounted ((A)/(B) X 100) (%)	92.89	90.43	2.46	86.05	6.84

5. Balances of Loans and Deposits (Non-consolidated)

(in millions of yen)

		As of September 30, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)	As of September 30, 2004 (C)	Variance (A)-(C)
Deposits	(Ending Bal.)	1,307,195	1,329,918	(22,723)	1,213,137	94,058
	(Average Bal.)	1,318,742	1,185,197	133,545	1,185,246	133,496
Loans and Bills Discounted	(Ending Bal.)	918,583	860,630	57,953	730,439	188,144
	(Average Bal.)	900,152	741,730	158,422	691,195	208,957

For Immediate Release

December 12, 2005.

Company Name: The Tokyo Start Bank, Limited.

Name of Representative: Todd Budge

President & CEO

TSE Code: 8384

RE: Announcement of Acquisition of the Bank's Common Share

The Tokyo Star Bank, Limited. (the "Bank") announces that the Board of Directors made a resolution on December 12, 2005 to acquire common shares of the Bank pursuant to the Articles of Incorporation of the Bank and to Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Further details of this resolution are as follows:

1. Purpose of Acquisition of the Bank's Share:

This acquisition of shares will be executed, as authorized by Article 8 of the Articles of Incorporation pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code, to accommodate the stock option program for officers and employees of the Bank and its subsidiaries and enable the Bank to implement an effective capital management strategy.

2. Details of Stock Acquisition:

(1) Class of share	:	Common shares of the Bank
(2) Number of shares to be purchased	:	Up to 7,000 shares
(3) Purchase amount	:	Up to JPY 4.0 Billion
(4) Applicable acquiring period	:	On or after the approval of the Board Meeting on December 12, 2005 to the day immediately preceding the date on which the financial results for the fiscal year ending March 31, 2006 is officially determined.

For Immediate Release

December 12, 2005

Company Name: The Tokyo Start Bank, Limited.

Name of Representative: Todd Budge

President & CEO

TSE Code: 8384

RE: Announcement of Issuance and Allocation of Stock Acquisition Rights as Stock Option

The Tokyo Star Bank, Limited. (the "Bank") announces that on December 12, 2005 the Board of Directors approved the issuance of Stock Acquisition Rights in accordance with the resolution adopted by the 5th Annual General Shareholders' Meeting held on June 24th, 2005 pursuant to Articles 280-20 and 280-21 of the Commercial Code, and consequently the details of Stock Acquisition Rights are determined as follows:

Details of the first Issuance and allocation of Stock Acquisition Rights as Stock Option:

1.Name of the Stock Acquisition Rights	The First Stock Acquisition Rights of Tokyo Star Bank, Limited., The
2.Issue date of Stock Acquisition rights	December 12, 2005.
3. Aggregate number of Stock Acquisition Rights to be issued	1,400 Rights (5 shares per each of the Rights)
4. Class and Total number of shares to be exercised through Stock Acquisition Rights	7,000 common shares of the Bank
5. Issue price of Stock Acquisition Rights	Free of charge
6. Amount to be paid in exercising Stock Acquisition Rights	JPY 440,843.- per share
7. Aggregate amount of shares to be issued in exercising Stock Acquisition Rights	JPY 3,085,901,000.-
8. Exercise period of Stock Acquisition Rights	From July 1st, 2007 to June 30th, 2010
9. Conditions in exercising Stock Acquisition Rights	No partial exercise on each of Stock Acquisition Rights is granted
10. Restrictions in assignment of Stock Acquisition Rights	The Board approval is required in assignment of Stock Acquisition Rights
11. Amount to be capitalized out of the issuance price in exercising Stock Acquisition Rights	JPY 220,422.- per share
12. Number of individuals to whom Stock Acquisition Rights are offered	Total 74 individuals: 4 Executive Officers, 69 Employees of the Bank, and 1 Director of the Bank's subsidiary

(Reference)

(1) Date of the resolution of the Board meeting for the proposal to the Annual General Shareholders' Meeting: May 27th, 2005.

(2) Date of the resolution of the Annual General Shareholders' Meeting: June 24, 2005.

Terms and conditions of the issuance of Stock Acquisition Rights, especially resolved at the Annual General Shareholders' Meeting held on June 24th, 2005., are as follows:

(1) Persons to whom Stock Acquisition Rights shall be allocated:

Directors, executive officers and employees of the Company and directors, statutory auditors and employees of the Company's subsidiaries.

(2) Class/Number of Shares under Stock Acquisition Rights:

Not exceeding 7,000* shares of common share of the Company.

In case of adjustment of the number of shares to be issued upon exercise of each Stock Acquisition Right in accordance with item (3) below, the number of shares under the Stock Acquisition Rights above shall be adjusted to be equal to the product of (i) the number of shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights to be issued.

(*1,400 shares at the time of the Board resolution, that was then split at the ratio of 1 to 5 shares, effective September 1st, 2005.)

(3) Aggregate Number of Stock Acquisition Rights to be issued:

Not exceeding 1,400.

The number of shares to be issued upon exercise of each Stock Acquisition Right shall be 1 share; provided, however, notwithstanding before or after issuance of the Stock Acquisition Rights, in case the Company splits or consolidates its shares of common share, the number of shares to be issued upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula:

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split or consolidation}$$

In addition, the number of shares to be issued upon exercise of each Stock Acquisition Right shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the number of shares to be issued upon exercise of each Stock Acquisition Right shall be required.

Any fraction less than one (1) share resulting from this adjustment shall be disregarded.

(4) Issue Price of Stock Acquisition Rights:
Free of charge.

(5) The Amount to be Paid upon Exercise of Stock Acquisition Rights:
The amount to be paid upon exercise of each Stock Acquisition Right shall be the amount which is equal to the product of (i) the paid-in value per share to be issued or transferred through the exercise of each Stock Acquisition Right (the "Exercise Price") and (ii) the number of shares to be issued upon exercise of each Stock Acquisition Right.

The Exercise Price shall be the price which is equal to the product of (i) the average of the daily (excluding days on which transactions are not closed) closing prices of common share of the Company in the regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month in which the issue date of the Stock Acquisition Rights (the "Issue Date") belongs and (ii) 1.05, and any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen. Provided, however, that in the event that the amount resulting from the above calculation is less than the closing price of common share of the Company at the Tokyo Stock Exchange, Inc., as of the Issue Date (if a transaction is not closed, then the closing price of the day immediately prior to the Issue Date), the relevant closing price shall be the Exercise Price.

Notwithstanding before or after the issuance of the Stock Acquisition Rights, in case the Company splits or consolidates its shares of common stock, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen:

$$\text{Adjusted Exercise Price} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

With respect to common share of the Company, in case of issuance of new shares or disposition of shares of the Company's common share (except for conversion of convertible shares and conversion of shares with compulsory conversion provision and exercise of request for additional purchase of the shares less than one unit under Paragraph 2 of Article 221 of the Commercial Code and exercise of the Stock Acquisition Rights) at a price to be paid below the market price, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen.



$$\text{Adjusted Exercise Price} = \text{Exercise Price before adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in value per share}}{\text{Market price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the formula above, the Number of Previously Issued Shares shall mean the number of issued shares of Company's common share less the number of shares of Company's common share held by the Company. In case of disposition of the shares of Company's common share held by the Company, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.

Furthermore, in case of a merger, company split or capital reduction of the Company and in any other case similar thereto where the adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to the necessary and reasonable extent.

(6) Exercise Period of Stock Acquisition Rights:
From July 1, 2007 to June 30, 2010.

(7) Conditions in Exercise of Stock Acquisition Rights:
(i) Each Stock Acquisition Right may not be partly exercised; and
(ii) Other conditions for exercise of Stock Acquisition Rights shall be determined by the resolution of the board of directors of the Company.

(8) Events and Conditions for Cancellation of Stock Acquisition Rights:
The Company may, at any time, cancel the Stock Acquisition Rights without any compensation when the Company has acquired and holds the unexercised Stock Acquisition Rights.

(9) Restriction in Assignment of Stock Acquisition Rights:
Approval of the board of directors of the Company shall be required in assignment of the Stock Acquisition Rights.

RECEIVED
2006 JUL -6 P 2:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Financial Freedom







The Tokyo Star Bank, Limited

January 20, 2006

TOKYO STAR BANK 東京スター銀行

The following materials contain statements that constitute forward-looking statements, plans for the future, management targets, etc. relating to the Company and its subsidiaries. These forward-looking statements are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a result of various factors.

Unless otherwise noted, the financial data contained in these materials are presented under Japanese GAAP. The Company disclaims any obligation to update or to announce any revision to forward-looking statements to reflect future events or developments. Unless otherwise specified, all the financials are shown on a consolidated basis.

Information concerning financial institutions other than the Company and its subsidiaries are based on publicly available information.

FY2005 1H Update

Financial Highlights

- Consolidated first half earnings were JPY 8.3 billion, JPY 0.5 billion or 7% above forecast
- Return on assets of 1.14% and return on equity of 20.7%
- Average loan balance grew 30% to JPY 907 billion
- 80% of deposits from individuals, continuing to support retail banking strategy (70% a year ago)
- Loan-to-deposit ratio increased from 61% to 71%
- Non-performing loan ratio declined to 3.9%, down from 5.0% at the end of March 2005, and down from 7.6% from a year ago (non-consolidated)

Earnings


PRE-TAX-PROFIT (JPY in billions)
14.3
(2.3)
12.0
14.1
-1%
+18%
1H ended 9/30/04
Year-over-year decline of loan purchase revenue
Adjusted
1H ended 9/30/05

1H Retail Banking Highlights

Loans (1)



(JPY in billions)
Legacy / Other
New Products
281
+39%
202
110
128
171
74
1H Ended
Sep 04
Sep 05

(1) Excludes loans extended by subsidiaries

- Significant increase in outstandings
  - StarOne mortgage loans more than doubled to ¥132 billion
  - Bank Best (debt consolidation loan) more than tripled to ¥25 billion
- Nationwide expansion
  - Newly opened Fukuoka office validating branch strategy
  - 32 branches, 721 ATMs
  - ATM network expansion set to take-off with key alliances
- Investment product revenue up 23%
- Developing "Bank Agency" strategy

1H Corporate Finance Highlights


Loans (1)

(JPY in billions)


468
602
+29%
1H Ended
Sep 04
Sep 05

(1) Excludes loans extended by subsidiaries

- **Strong growth in outstandings**
  - Non-recourse loans increased from ¥136 billion to ¥241 billion
- **Value-added, structured finance solutions**
  - First securitization program in Japan for an agricultural business
  - Structured solution for environmental project finance (Akita Eco Town)
- **Expanding business opportunities**
  - Ship finance
  - International business
  - Structured investment products

Key Performance Measurements

Key Performance Measurements: Balancing Growth, Stability, and Efficiency


Growth
Earnings
Return on Assets
Return on Equity
Stability
Efficiency

- Loans
- Revenue
- Diversification of Revenue
  - Organic vs. LPR
  - Interest vs. Non-Interest
  - Retail vs. Corporate
- Deposits

- Problem Claims Ratio
- Credit Costs
- Capital adequacy

- Expense/Average Loans


Growth
Earnings
ROA
ROE
Stability
Efficiency
Growth
Loans
(JPY in billions)
+24%
569
695
868
924
2003
2004
2005
1H 06
Loan to deposits: 52%
62%
65%
71%
Revenue
(JPY in billions)
55
59
61
31
26
23
17
7
29
36
44
24
+23%
2003
2004
2005
1H 06
% Organic : 53%
61%
72%
76%
Organic Revenue
Loan Purchase Revenue
Deposits
(JPY in billions)
1,091
1,114
1,328
1,305
810
875
1,018
1,059
2003
2004
2005
1H 06
% Time Deposits: 65%
72%
73%
73%
Individuals
Corporate/ Other
FYE March 31
9
Financial Freedom
TOKYO STAR BANK 東京スター銀行


Growth
Earnings
ROA
ROE
Stability
Efficiency
Stability
Problem Claims Ratio (1)
(JPY in billions)
Problem Claims
Problem Claims Ratio (%)
73.6
64.7
43.5
36.6
12.8%
9.2%
5.0%
3.9%
2003
2004
2005
1H 06
(1) Based on Financial Revitalization Law (non-consolidated)
Credit Costs
(JPY in billions)
10.0
8.2
8.5
0
2003
2004
2005
1H 06
% of Average Loans
1.96 %
1.38 %
1.14 %
-
Capital Adequacy
Total Capital Adequacy Ratio
Tier I Ratio
8.3%
9.2%
8.8%
9.0%
7.3%
7.9%
7.9%
8.1%
2003
2004
2005
1H 06
FYE March 31
10
Financial Freedom
TOKYO STAR BANK
東京スター銀行


Growth
Earnings
ROA
ROE
Stability
Efficiency
Efficiency
G&A expense-to average loan ratio
3.78%
3.43%
3.21%
2.94%
2003
2004
2005
1H 06
Y-o-Y Change
(Productivity)
- 9.3%
- 6.4%
- 8.3%
FYE March 31
11
Financial Freedom
TOKYO STAR BANK 東京スター銀行



Return on Assets/Return on Equity
Growth
Earnings
ROA
ROE
Stability
Efficiency
Return on Assets
Return on Equity
26.5%
25.1%
21.1%
20.7%
1.2%
1.2%
1.1%
1.1%
2003
2004
2005
1H 06
FYE March 31
12
Financial Freedom
TOKYO STAR BANK
東京スター銀行

Appendix

Strategic Overview

Focus on Retail and SME:	Balanced mix of corporate and retail banking
Solutions-Based Offerings:	"ESP": education, solutions and partnership
Relationship Focus:	Financial coaches vs. tellers; building trusted advisor status with clients
National Coverage:	Selectively expanding into key markets outside the greater Tokyo area
Multiple Delivery Channels:	Integrated network of alternative and traditional customer touch points
Diversified Revenue Base:	Not reliant on any single product or customer segment
Build A Brand:	Strong brand to drive awareness and loyalty

Positioning TSB as a "Thought Leader" by Choosing a Different Set of Activities to Deliver a Unique Mix of Value

Retail Banking: Strategy

Target Segmentation

- Those seeking to get out of debt
- Consumers looking to grow assets
- Those worried about retirement

Customer Strategy

- Customer-focused vs. Product-focused
- Educate the customer in managing their money
- Provide superior after-sales support

Business Strategy

- Target: consumers with capacity to generate superior profitability
- Consolidate: consumer high margin business at TSB
- Generate: additional per customer revenue

Saver to Investor

Corporate Banking: Strategy

- Expanding capabilities to capture new market opportunities
- Leveraging strong SME relationships
- Offering customized solutions to SME markets; higher margin products and services
- Highly skilled product professionals teamed with relationship managers



Individualized /Higher Margins
Low-Value Added / Commodity
Small Customer Size
Large Customer Size
Investment Banks
TOKYO STAR BANK
Japan Mega and Large Regional Banks
Tokyo Sowa
Smaller Regional Banks

Bringing Comprehensive Products and Services to SME Segment

February 10, 2006

The Tokyo Star Bank, Limited

Todd Budge
President & CEO

Announcement on Acquisition of the Bank's Stock

The Tokyo Star Bank, Limited hereby announces that the status of the acquisition of the Bank's stock, pursuant to the Board resolution as of December 12th, 2005, is as follows.

1. Status of Acquisition resolved by the Board Meeting pursuant to the Articles of Incorporation

As of Jan. 31, 2006

Categories	Number of Stocks		Total Amount (in JPY)
Resolution in the Board Meeting (Resolved on Dec. 12, 2005)	7,000		4,000,000,000
Own Stocks Purchased (and dates)	—	—	—
Total Amount	—	—	—
Cumulative Acquisition of Stocks as of this month-end	—		—
Status of Acquisition(%)	0		0

2 Status of Stock Holding

As of Jan. 31, 2006

Categories	Number of Stocks
Total Number of Stocks Issued	700,000
Total Number of Own Stocks Held	0

"Report on Status of Acquisition of the Bank's Stock" as per the above has been submitted to Kanto Local Finance Bureau today.


RECEIVED
2006 JUL -6 P 2:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For Immediate Press Release:

Consolidated Financial Results

for the 3rd Quarter Results of Fiscal 2005


TOKYO
STAR
BANK
東京スター銀行

Highlights for the 3rd Quarter of Fiscal 2005

Three Months Ended December 31, 2005

- Consolidated net income was JPY 5,315 million, JPY 755 million or 16.6% above the three months ended December 31, 2004.
- Ordinary income increased 15.8% or JPY 2,291million to JPY 16,791 million over the prior year quarter led by growth in interest income (up JPY 1,224 million or 11.5%) and fee income (up JPY 1,034 million or 53.1%).
- In the nine months ended December 31, 2005, loans and discounted bills grew JPY 116 billion, JPY 60 billion of which occurred in the last three months.

Nine Months Ended December 31, 2005

- Consolidated net income before income tax increased 8.2% or JPY 1,747 million to JPY 22,990 million.
- Consolidated net income increased 3.8% or JPY 501 million to JPY 13,575 million. Non-consolidated net income increased 6.9% or JPY 838 million to JPY 12,962 million.
- Return on assets and return on equity remained strong at 1.24% and 21.86%, respectively.
- Loans and discounted bills expanded to JPY 984 billion, up JPY 180 billion or 22.5% compared with December 2004. Both business segments contributed significantly to our year-over-year loan growth with Retail Banking loans up 42.4% and Corporate Banking loans up 20.0% compared with December 2004.
- Organic revenue, which excludes revenue derived from loans purchased at a discount, increased by JPY 3,735 million, an increase of 11.7% compared with the prior year period.
- Deposits grew by JPY 168 billion or 14.5% to JPY 1,331 billion and the mix continues to shift towards retail (82% of deposits from individuals). Our deposit portfolio is stable as time deposits comprise nearly 70% of the total.
- Loan-to-deposit ratio increased from 69.1% to 73.9%.
- Our year-over-year expense to average loan ratio declined from 3.11% to 2.87%, a reduction of 7.5%.
- Non-performing loan ratio declined to 3.99%, down from 5.14% at the end of March 2005.

For Immediate Press Release:

February 13, 2006

Consolidated Financial Results for the 3rd Quarter of Fiscal 2005

ended December 31, 2005

Company Name (Code Number): **The Tokyo Star Bank, Limited** (8384)
(URL http://www.tokyostarbank.co.jp/)
Stock Exchange Listings: First Section of Tokyo
Headquarters: Tokyo

The financial information presented here has not been audited

Simplified accounting treatments are used for the depreciation of fixed assets and income taxes.

The amounts are rounded down to the nearest million of yen.

1. Summary of Consolidated Financial Results for the 3rd Quarter of Fiscal 2005

(1) Operating Results (in millions of yen except per share data and percentages)

	For the nine months ended December 31,		For the year ended
	2005	2004	March 31, 2005
Ordinary income	**48,857**	45,453	63,059
Change from the previous period	**7.5 %**	-	
Ordinary profits	**15,981**	20,061	22,747
Change from the previous period	**(20.3)%**	-	
Net income	**13,575**	13,074	14,570
Change from the previous period	**3.8 %**	-	
Net income per common share (yen)	**19,394.14**	93,388.59	104,076.22

Average number of shares outstanding:

For the nine months ended December 31, 2005:	(Common stock)	700,000	shares
For the nine months ended December 31, 2004:	(Common stock)	140,000	shares
For the year ended March 31, 2005:	(Common stock)	140,000	shares

Notes

1. "Change from the previous year" for the nine months ended December 31, 2004 is not presented since the 3rd quarter results of fiscal 2003 were not disclosed.

2. The Bank consummated a five-for-one stock split on September 1, 2005. If the stock spilt had been made at April 1, 2004, net income per common share would have been 18,677.71 yen and 20,815.24 yen for the nine months ended December 31, 2004 and the year ended March 31, 2005, respectively.

(2) Financial Conditions (in millions of yen except per share data and percentages)

	As of December 31,		As of March 31,
	2005	2004	2005
Total assets	1,463,905	1,283,904	1,450,163
Stockholders' equity	88,061	75,081	76,301
Stockholder's equity as a percentage of total liabilities, minority interest and stockholders' equity	6.0%	5.8%	5.3%
Stockholders' equity per common share	125,801.67	536,298.35	545,011.65

Number of shares outstanding as of:

December 31, 2005:	(Common stock)	700,000	shares
December 31, 2004:	(Common stock)	140,000	shares
March 31, 2005:	(Common stock)	140,000	shares

If the stock spilt had been made at April 1, 2004, net assets per common share would have been 107,259.67 yen and 109,002.33 yen for the nine months ended December 31, 2004 and the year ended March 31, 2005, respectively.

(3) Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: 4   Non-consolidated subsidiaries accounted for under the equity method: -
Affiliated companies accounted for by the equity method: -

(4) Change in the Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	Newly included:	1	Excluded:	1
Affiliated companies accounted for by the equity method:	Newly included:	-	Excluded:	-

2. Earning Projections for the Fiscal Year Ending March 31, 2006

Earning projections for the fiscal year ending March 31, 2006 remains the same as the ones which were previously disclosed on November 18, 2005 shown as below.

(Projections for Fiscal Year Ending March 31, 2006) (in millions of yen)

Ordinary income	Ordinary profits	Net income
68,647	22,433	14,492

(Note)
The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

COMPARISON OF CONSOLIDATED BALANCE SHEETS

(in millions of yen)	As of December 31, 2005 (A)	As of December 31, 2004 (B)	(A)-(B)	As of March 31, 2005
Assets:	(Unaudited)	(Unaudited)		
Cash and due from banks	74,021	35,149	38,872	152,792
Call loans	30,727	25,715	5,012	1,307
Monetary receivables bought	50,589	46,508	4,081	50,264
Trading securities	8	15	(7)	12
Monetary assets held in trust	4,255	4,271	(16)	4,235
Investment securities	292,697	355,765	(63,068)	360,270
Loans and bills discounted	984,595	803,910	180,685	868,115
Foreign exchanges	285	391	(106)	236
Other assets	20,042	9,647	10,395	9,476
Premises and equipment	13,384	16,799	(3,415)	16,591
Deferred tax assets	11,437	7,911	3,526	11,004
Customers' liabilities for acceptances and guarantees	3,670	3,345	325	4,005
Reserve for possible loan losses	(21,808)	(25,529)	3,721	(28,149)
Total assets	1,463,905	1,283,904	180,001	1,450,163
Liabilities and Stockholders' Equity				
Liabilities:				
Deposits	1,321,480	1,162,952	158,528	1,328,076
Negotiable certificates of deposit	10,000	-	10,000	-
Borrowed money	1,000	4,900	(3,900)	4,300
Foreign exchanges	7	0	7	5
Corporate bonds and notes	3,000	3,000	-	3,000
Other liabilities	34,814	32,942	1,872	32,215
Reserve for employee bonus	1,083	775	308	1,416
Reserve for director bonus	423	195	228	235
Deferred tax liabilities	-	34	(34)	-
Goodwill	365	676	(311)	607
Acceptances and guarantees	3,670	3,345	325	4,005
Total liabilities	1,375,844	1,208,822	167,022	1,373,862
Stockholders' equity:				
Common stock	21,000	21,000	-	21,000
Capital surplus	19,000	19,000	-	19,000
Retained earnings	47,864	34,092	13,772	35,588
Unrealized gains on securities available for sale, net of tax	196	989	(793)	713
Total stockholders' equity	88,061	75,081	12,980	76,301
Total liabilities and stockholders' equity	1,463,905	1,283,904	180,001	1,450,163

Note: The amounts are rounded down to the nearest million.

COMPARISON OF CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of yen)	For the nine months ended December 31, 2005 (A)	2004 (B)	(A)-(B)	For year ended March 31, 2005
	(Unaudited)	(Unaudited)		
Ordinary income:	48,857	45,453	3,404	63,059
Interest income	34,143	29,852	4,291	41,121
Interest on loans and discounts	*28,015*	*25,090*	*2,925*	*34,540*
Interest on and dividends from securities	*3,912*	*3,059*	*853*	*4,441*
Fees and commissions	7,418	6,932	486	9,480
Other operating income	1,468	1,154	314	1,407
Other ordinary income	5,826	7,513	(1,687)	11,049
Ordinary expenses:	32,875	25,392	7,483	40,311
Interest expenses	5,893	3,780	2,113	5,137
Interest on deposits	*5,820*	*3,638*	*2,182*	*4,963*
Fees and commissions	1,713	1,104	609	1,718
Other operating expenses	458	1,353	(895)	2,033
General and administrative expenses	19,997	16,924	3,073	23,991
Other ordinary expenses	4,812	2,229	2,583	7,430
Ordinary profits	15,981	20,061	(4,080)	22,747
Extraordinary gains	7,788	1,825	5,963	1,900
Reversal of loan loss reserve	*5,779*	*717*	*5,062*	-
Extraordinary losses	780	643	137	1,220
Income before income taxes	22,990	21,243	1,747	23,428
Income taxes				
Current	9,414	8,169	1,245	11,996
Deferred	-	-	-	(3,138)
Minority interest	-	0	0	0
Net income	13,575	13,074	501	14,570

Note: The amounts are rounded down to the nearest million.

COMPARISON OF CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

	For the nine months ended December 31,			For year ended
(in millions of yen)	**2005 (A)**	2004 (B)	(A)-(B)	March 31, 2005
	(Unaudited)	(Unaudited)		
Capital surplus				
Balance, at beginning of the period	19,000	19,000	-	19,000
Balance, at end of the period	19,000	19,000	-	19,000
Retained earnings				
Balance, at beginning of the period	35,588	22,017	13,571	22,017
Additions	13,575	13,074	501	14,570
Net income	*13,575*	*13,074*	*501*	*14,570*
Deductions	1,300	1,000	300	1,000
Dividend declared	*1,300*	*1,000*	*300*	*1,000*
Balance, at end of the period	47,864	34,092	13,772	35,588

Note: The amounts are rounded down to the nearest million.

Selected Financial Information of 3rd Quarter Results

1. Disclosed Claims under Financial Revitalization Law

(in millions of yen)

	As of December 31, 2005 (A)	As of March 31, 2005 (B)	Variance (A)-(B)
Bankruptcy and Quasi-Bankruptcy	8,231	7,934	297
Doubtful	19,097	25,380	(6,283)
Sub-standard	12,070	11,644	426
Total	39,399	44,958	(5,559)

2. BIS Capital Ratio

	As of March 31, 2006 (Forecast)	As of March 31, 2005 (B)
Capital Adequacy Ratio	Mid-8%	8.84%
Tier I Capital Ratio	High-end of 7%	7.89%

3. Balances of Loans and Deposits

	As of December 31, 2005 (A)	As of March 31, 2005 (B)
Individual deposits	1,085,582	1,017,555
Corporations	184,700	191,513
Public entities	48,051	107,282
Financial institutions	3,146	11,725
Total deposits	1,321,480	1,328,076
Loans and Bills Discounted	984,595	868,115

4. Unrealized Gains/Losses on Securities available for sales

(in millions of yen)

As of December 31,

	2005				2004			
	Fair value	Difference	Gain	Loss	Fair value	Difference	Gain	Loss
Held-to-maturity securities:	-	-	-	-	14	0	0	-
Available-for-sale securities	261,320	334	1,114	779	337,791	1,874	2,031	157
Equities	-	-	-	-	523	369	369	-
Bonds	148,912	31	89	58	220,254	889	909	19
Other	112,407	302	1,024	721	117,012	615	753	138

As of March 31,

	2005			
	Fair value	Difference	Gain	Loss
Held-to-maturity securities:	14	0	0	-
Available-for-sale securities	320,723	1,202	1,815	612
Equities	493	132	132	-
Bonds	196,682	866	878	11
Other	123,547	203	804	600

5.Derivatives

(1) Interest Rate Derivatives

All interest rate desivatives are for the purpose of hedge.

(2) Currency Derivatives

(in millions of yen)

	As of December 31, 2005			As of December 31, 2004			As of March 31, 2004		
	Contractual or Notional Amounts	Market Values	Unrealized Gain (Loss)	Contractual or Notional Amounts	Market Values	Unrealized Gain (Loss)	Contractual or Notional Amounts	Market Values	Unrealized Gain (Loss)
Listed:									
Currency Futures	-	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-	-
Over-the-counter:									
Currency Swaps	-	-	-	-	-	-	-	-	-
Foreign Exchange Forward Contracts	6,886	(0)	(0)	3,661	(8)	(8)	1,277	(2)	(2)
Currency Options	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total			(0)			(8)			(2)

(3) Equity Derivatives

Not applicable

(4) Bond Derivatives

(in millions of yen)

	As of December 31, 2005			As of December 31, 2004			As of March 31, 2004		
	Contractual or Notional Amounts	Market Values	Unrealized Gain (Loss)	Contractual or Notional Amounts	Market Values	Unrealized Gain (Loss)	Contractual or Notional Amounts	Market Values	Unrealized Gain (Loss)
Listed:	-	-	-	11	9	(2)	-	-	-
Over-the-counter:	-	-	-	-	-	-	-	-	-
Total			-			(2)			-

(5) Commodity Derivatives

Not applicable

(6) Credit Derivatives

Not applicable

6. Operating Results on a non-consolidated basis

(in millions of yen)

	3rd Quarter of Fiscal 2005	3rd Quarter of Fiscal 2004	Variance
Gross Operating Profits	**32,697**	**29,707**	**2,990**
Net Interest Income	27,546	24,931	2,615
Net Fees and Commissions	4,020	4,457	(437)
Net Other Operating Income	1,129	319	810
General & Administrative Expenses	19,030	15,588	3,442
Personnel Expenses	8,518	6,860	1,658
Nonpersonnel Expenses	9,601	7,736	1,865
Taxes	909	991	(82)
Net Transfer to General Reserve	-	-	-
Net Operating Income	**13,667**	**14,118**	**(451)**
Other Income & Expenses	575	5,206	(4,631)
Other Income	5,335	7,299	(1,964)
Other Expenses	4,759	2,093	2,666
Credit Costs	4,035	1,721	2,314
Gains & Losses on Available-for-sale Securities	-	170	(170)
Ordinary Profits	**14,242**	**19,325**	**(5,083)**
Extraordinary Gains & Losses	8,219	1,117	7,102
Extraordinary Gains	8,825	1,633	7,192
of which Gains on Reversal of Reserve for Loan Losses	6,168	906	5,262
Extraordinary Losses	606	516	90
Income Taxes	9,499	8,317	1,182
Net Income	**12,962**	**12,124**	**838**

March 10, 2006

The Tokyo Star Bank, Limited

Todd Budge
President & CEO

Announcement on Acquisition of the Bank's Stock

The Tokyo Star Bank, Limited hereby announces that the status of the acquisition of the Bank's stock, pursuant to the Board resolution as of December 12th, 2005, is as follows.

1. Status of Acquisition resolved by the Board Meeting pursuant to the Articles of Incorporation

As of Feb. 28, 2006

Categories	Number of Stocks		Total Amount (in JPY)
Resolution in the Board Meeting (Resolved on Dec. 12, 2005)	7,000		4,000,000,000
Own Stocks Purchased (and dates)	—	—	—
Total Amount	—	—	—
Cumulative Acquisition of Stocks as of this month-end	—		—
Status of Acquisition(%)	0		0

2 Status of Stock Holding

As of Feb. 28, 2006

Categories	Number of Stocks
Total Number of Stocks Issued	700,000
Total Number of Own Stocks Held	0

"Report on Status of Acquisition of the Bank's Stock" as per the above has been submitted to Kanto Local Finance Bureau today.

April 10, 2006

The Tokyo Star Bank, Limited

Todd Budge
President & CEO

Announcement on Acquisition of the Bank's Stock

The Tokyo Star Bank, Limited hereby announces that the status of the acquisition of the Bank's stock, pursuant to the Board resolution as of December 12th, 2005, is as follows.

1. Status of Acquisition resolved by the Board Meeting pursuant to the Articles of Incorporation

As of Mar. 31, 2006

Categories	Number of Stocks		Total Amount (in JPY)
Resolution in the Board Meeting (Resolved on Dec. 12, 2005)		7,000	4,000,000,000
Own Stocks Purchased (and dates)	—	—	—
Total Amount	—	—	—
Cumulative Acquisition of Stocks as of this month-end		—	—
Status of Acquisition(%)		0	0

2 Status of Stock Holding

As of Mar. 31, 2006

Categories	Number of Stocks
Total Number of Stocks Issued	700,000
Total Number of Own Stocks Held	0

"Report on Status of Acquisition of the Bank's Stock" as per the above has been submitted to Kanto Local Finance Bureau today.

May 10, 2006

The Tokyo Star Bank, Limited

Todd Budge
President & CEO

Announcement on Acquisition of the Bank's Stock

The Tokyo Star Bank, Limited hereby announces that the status of the acquisition of the Bank's stock, pursuant to the Board resolution as of December 12th, 2005, is as follows.

1.. Status of Acquisition resolved by the Board Meeting

As of April 30, 2006

Categories	Number of Stocks		Total Amount (in JPY)
Resolution in the Board Meeting (Resolved on Dec. 12, 2005) (Acquisition period : from Dec.12, 2005 to the previous day of the fiscal year 2005 closing)	7,000		4,000,000,000
Own Stocks Purchased (and dates)	—	—	—
Total Amount	—	—	—
Cumulative Acquisition of Stocks as of this month-end	—		—
Status of Acquisition(%)	0		0

2 Status of Stock Holding

As of April 30, 2006

Categories	Number of Stocks
Total Number of Stocks Issued	700,000
Total Number of Own Stocks Held	0

"Report on Status of Acquisition of the Bank's Stock" as per the above has been submitted to Kanto Local Finance Bureau today.

For Immediate Release:

May 15, 2006

The Tokyo Star Bank, Limited

Tokyo Star Bank Revises Financial Forecasts for Fiscal Year ended March 31, 2006

The Tokyo Star Bank, Limited ("Tokyo Star Bank") hereby revises the earnings forecasts for the fiscal year ended March 31, 2006 as previously announced on November 18, 2005.

1. Revision of Earnings Forecasts for the fiscal year ended March 31, 2006

(On a Consolidated Basis) *(in Millions of Yen)*

	Revised Forecasts (A)	Previous Forecasts (B)	Variances (A)-(B)	Change in Percentage (%)
Ordinary Income	68,300	68,647	(347)	(0.5)%
Ordinary Profits	24,000	22,433	1,567	7.0%
Net Income	17,100	14,492	2,608	18.0%

(On a Non-consolidated Basis) *(in Millions of Yen)*

	Revised Forecasts (A)	Previous Forecasts (B)	Variances (A)-(B)	Change in Percentage (%)
Ordinary Income	66,500	66,645	(145)	(0.2)%
Ordinary Profits	22,100	20,329	1,771	8.7%
Net Income	16,600	13,392	3,208	24.0%

2. Reason for the revision

The upward revision in our Fiscal Year 2005 net income forecast on a consolidated basis by 2.6 billion yen reflects expenses that will be lower than expected to achieve our revenue growth targets and favorable conditions in the credit quality of our loan portfolio.

3. Dividend and Fiscal Year 2005 Earnings Release Date

Tokyo Star Bank will submit a proposal to its Board of Directors on May 26, 2006 to increase the annual dividend payment to common shareholders from 1,857 yen per share (Fiscal Year 2004) to 5,000 yen per share (Fiscal Year 2005) and will release its financial results for Fiscal Year 2005 on the same day.

RECEIVED
2006 JUL -6 P 2:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Translation only]

February 28, 2006

For Immediate Release

The Tokyo Star Bank, Limited
Circle K Sunkus Co., Ltd.

Re: The Tokyo Star Bank, Limited and Circle K Sunkus Co., Ltd. announced their agreement in forming a strategic partnership to introduce "Zero Bank" ATM services in Kanto region from July, 2006.

The Tokyo Star Bank, Limited (hereinafter "Tokyo Star Bank", located in Minato-ku Tokyo, Todd Budge, CEO and President) and Circle K Sunkus Co., Ltd. (hereinafter "Circle K Sunkus", located in Koutoh-ku, Tokyo, Kiyoshi Hijikata, President) agreed to form a strategic partnership in installing ATM* services led and managed by Tokyo Star Bank in the franchise stores of both Circle K and Sunkus brands located in Tokyo, Kanagawa, Chiba and Saitama prefectures from July, 2006.

*ATM stands for Automated Teller Machine.

This agreement covers the total of 1,398 franchise stores of both Circle K and Sunkus brands (206 Circle K stores and 1,192 of Sunkus's as of January 2006) in Tokyo, Kanagawa, Chiba and Saitama prefectures with its ATM installation plan from July, 2006 to complete byl February, 2007.

This ATM services will be installed in the name of "Zero Bank", the original brand owned by Circle K Sunkus, with which Cash card holders of Tokyo Star Bank and of other approximately 1,600 network-allied financial institutions nationwide can enjoy its free-of-charge cash-withdrawal during the regular hours on Weekdays and on Saturdays, and yet only JPY105 fee per withdrawal even at off regular hours.

Tokyo Star Bank, on one hand, having been promoting its own "Zero Banking " ATM network brand with a view to enhancing the convenience of its customers, now aims at expanded reach of its ATM networks with this partnership with Circle K Sunkus in more useful and convenient locations to our customers. Cash card holders of Tokyo Star Bank have access to

"Zero Bank" ATM 24 hours on 365 days for cash withdrawals, except for the down time for its maintenance. Moreover, Customers of the uniquely featured "Star One" accounts can further benefit from up to 8 free-of-charge withdrawals as well as from free-of-charge cash deposits through the ATM during 8:00~19:00.

Circle K Sunks, on the other hand, having expanded its "Zero Bank" ATM networks in Aichi and Gifu prefectures since March, 2005., will have completed its installation in 1,537 stores by July, 2006 in Aichi, Gifu and Mie prefectures (1,050 stores in Aichi, 260 in Gifu and 227 in Mie as of Jaunary, 2006.) Subsequent to this "Zero Bank" ATM partnership in place, Circle K Sunkus, with its dominating coverage position in Kanto region next to Chukyo region, aims at pulling in more customers and further sales increase

Note: This release is also distributed to the Bank of Japan press club and to To-sho Keizai press club.

<Reference Data>

Summary of "Zero Bank" ATM services led and managed by Tokyo Star Bank

1. Name of the Service: Zero Bank (the brand owned by Circle K Sunkus)

2. Installation schedule: Start from July, 2006 to complete by February, 2007.

3. Franchise stores in scope: Total of 1,398 stores of Circle K and Sunkus brand in Tokyo, Kanagawa, Chiba and Saitama prefectures.

(# of Stores)

Band	Circle K	Sunkus	Total
Tokyo	75	604	679
Kanagawa	131	214	345
Chiba	-	199	199
Saitama	-	175	175
Total	206	1,192	1,398

Notes: The data is as of January, 2006.
There may be some stores with no implementation.

4. Service Description:

① Cash Deposits*
② Cash Withdrawal
③ Balance Inquiry
④ Cash Advance

* Cash Deposits are only available to the customers of Tokyo Star Bank and of Japan Postal Savings with the fee of free-of-charge and JPY105~210 respectively. Balance inquiry is serviced free-of-charge.

Company Profile:

The Tokyo Star Bank, Limited (As of December, 2005)

Date of Commencement: June 11, 2001.

Head Office: 1-6-16 Akasaka, Minato-ku, Tokyo

Representative: Todd Budge, President & CEO

Paid-In Capital: JPY 21 billion

Total Assets: JPY 1,463.9 million (consolidated)

Deposit Balances: JPY 1,321.4 million (consolidated)

Loan Balances: JPY 984.5 million (consolidated)

Locations: 32 Branches, 2 sub branches, 698 non-branch ATM locations with 777 ATMs.

Circle K Sunkus Co., Ltd.

Business: Management of the franchise stores of Circle K and Sunkus brand.

Inauguration: July 2, 2001.

Head Office: Shiohama Building, 2-20-1 Shiohama, Koutoh-ku, Tokyo

Representative: Kiyoshi Hijikata, President

Paid-In Capital: JPY 838.0 million

Annual Sales: JPY 1,109.4 million (as of February, 2005.)

Locations: 6,322 stores in 36 district/prefectures in Japan.
(2,006 stores of Circle K brand and 3,316 of Sunkus, as of Jaunary, 2006.)

March 10, 2006

The Tokyo Star Bank, Limited

Todd Budge
President & CEO

Announcement on Acquisition of the Bank's Stock

The Tokyo Star Bank, Limited hereby announces that the status of the acquisition of the Bank's stock, pursuant to the Board resolution as of December 12th, 2005, is as follows.

1. Status of Acquisition resolved by the Board Meeting pursuant to the Articles of Incorporation

As of Feb. 28, 2006

Categories	Number of Stocks		Total Amount (in JPY)
Resolution in the Board Meeting (Resolved on Dec. 12, 2005)		7,000	4,000,000,000
Own Stocks Purchased (and dates)	—	—	—
Total Amount	—	—	—
Cumulative Acquisition of Stocks as of this month-end		—	—
Status of Acquisition(%)		0	0

2 Status of Stock Holding

As of Feb. 28, 2006

Categories	Number of Stocks
Total Number of Stocks Issued	700,000
Total Number of Own Stocks Held	0

"Report on Status of Acquisition of the Bank's Stock" as per the above has been submitted to Kanto Local Finance Bureau today.

For Immediate Release

Company Name:The Tokyo Star Bank, Limited
Name of Representative: Todd Budge
President & CEO
(Code: 8384 TSE First Section)

Announcement of Dissolution of Subsidiaries

Tokyo (Friday, March 24, 2006) – The Tokyo Star Bank, Limited ("Tokyo Star Bank") announces that its Board of Directors has resolved the dissolution of its two wholly owned subsidiaries, Sowa Business Ltd. and The Star-Gin Real Estate Management Co., Ltd.

1. Reason of the Dissolution

With a view to promote further efficient business operations within the Tokyo Star Bank group as a whole, business activities of the above-mentioned subsidiaries have been consolidated and realigned, and the Board has resolved to dissolve the two companies.

2. Description of the Subsidiaries

Company Name: Sowa Business Ltd.
Business: Maintenance and Surveillance of ATM Operation
Address: 4-18-1 Igusa, Suginami-ku, Tokyo
Representative: Masami Tsuyuki
Established: January 25, 1975
Capital: 320 million yen
Total Asset: 277 million yen
Net Profit of Fiscal Year 2004: (31) million yen

Company Name: The Star-Gin Real Estate Management Co., Ltd.
Business: Self-Auctioning
Address: 1-8-13 Akasaka, Minato-ku, Tokyo
Representative: Ryoichi Tsurumi
Established: July 11, 2003
Capital: 50 million yen
Total Asset: 37 million yen
Net Profit of Fiscal Year 2004: (7) million yen

3. Dissolution Schedule

March 31, 2006 – Shareholders' Meeting to resolve its dissolution at both subsidiaries.
June, 2006 – Estimated liquidation of Sowa Business Ltd.
July, 2006 – Estimated liquidation of Star-Gin Real Estate Management Co., Ltd.

4. Impact on Tokyo Star Bank's Earning Forecast

No change in the earning forecast for the Fiscal Year 2005

For Immediate Release

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Statement regarding Today's Media Report

Tokyo (Friday, March 24, 2006) – Today, The Tokyo Star Bank, Limited ("Tokyo Star Bank") announced, in response to the media reports that Nikko Cordial Group presented an acquisition proposal to Tokyo Star Bank, that it has not received any such proposal.

April 10, 2006

The Tokyo Star Bank, Limited

Todd Budge
President & CEO

Announcement on Acquisition of the Bank's Stock

The Tokyo Star Bank, Limited hereby announces that the status of the acquisition of the Bank's stock, pursuant to the Board resolution as of December 12th, 2005, is as follows.

1. Status of Acquisition resolved by the Board Meeting pursuant to the Articles of Incorporation

As of Mar. 31, 2006

Categories	Number of Stocks		Total Amount (in JPY)
Resolution in the Board Meeting (Resolved on Dec. 12, 2005)		7,000	4,000,000,000
Own Stocks Purchased (and dates)	—	—	—
Total Amount	—	—	—
Cumulative Acquisition of Stocks as of this month-end		—	—
Status of Acquisition(%)		0	0

2 Status of Stock Holding

As of Mar. 31, 2006

Categories	Number of Stocks
Total Number of Stocks Issued	700,000
Total Number of Own Stocks Held	0

"Report on Status of Acquisition of the Bank's Stock" as per the above has been submitted to Kanto Local Finance Bureau today.

May 10, 2006

The Tokyo Star Bank, Limited

Todd Budge
President & CEO

Announcement on Acquisition of the Bank's Stock

The Tokyo Star Bank, Limited hereby announces that the status of the acquisition of the Bank's stock, pursuant to the Board resolution as of December 12th, 2005, is as follows.

1. Status of Acquisition resolved by the Board Meeting

As of April 30, 2006

Categories	Number of Stocks		Total Amount (in JPY)
Resolution in the Board Meeting (Resolved on Dec. 12, 2005) (Acquisition period : from Dec.12, 2005 to the previous day of the fiscal year 2005 closing)		7,000	4,000,000,000
Own Stocks Purchased (and dates)	—	—	—
Total Amount	—	—	—
Cumulative Acquisition of Stocks as of this month-end		—	—
Status of Acquisition(%)		0	0

2 Status of Stock Holding

As of April 30, 2006

Categories	Number of Stocks
Total Number of Stocks Issued	700,000
Total Number of Own Stocks Held	0

"Report on Status of Acquisition of the Bank's Stock" as per the above has been submitted to Kanto Local Finance Bureau today.

For Immediate Release:

May 15, 2006

The Tokyo Star Bank, Limited

Tokyo Star Bank Revises Financial Forecasts for Fiscal Year ended March 31, 2006

The Tokyo Star Bank, Limited ("Tokyo Star Bank") hereby revises the earnings forecasts for the fiscal year ended March 31, 2006 as previously announced on November 18, 2005.

1. Revision of Earnings Forecasts for the fiscal year ended March 31, 2006

(On a Consolidated Basis) *(in Millions of Yen)*

	Revised Forecasts (A)	Previous Forecasts (B)	Variances (A)-(B)	Change in Percentage (%)
Ordinary Income	68,300	68,647	(347)	(0.5)%
Ordinary Profits	24,000	22,433	1,567	7.0%
Net Income	17,100	14,492	2,608	18.0%

(On a Non-consolidated Basis) *(in Millions of Yen)*

	Revised Forecasts (A)	Previous Forecasts (B)	Variances (A)-(B)	Change in Percentage (%)
Ordinary Income	66,500	66,645	(145)	(0.2)%
Ordinary Profits	22,100	20,329	1,771	8.7%
Net Income	16,600	13,392	3,208	24.0%

2. Reason for the revision

The upward revision in our Fiscal Year 2005 net income forecast on a consolidated basis by 2.6 billion yen reflects expenses that will be lower than expected to achieve our revenue growth targets and favorable conditions in the credit quality of our loan portfolio.

3. Dividend and Fiscal Year 2005 Earnings Release Date

Tokyo Star Bank will submit a proposal to its Board of Directors on May 26, 2006 to increase the annual dividend payment to common shareholders from 1,857 yen per share (Fiscal Year 2004) to 5,000 yen per share (Fiscal Year 2005) and will release its financial results for Fiscal Year 2005 on the same day.

SELECTED FINANCIAL INFORMATION

For the Fiscal Year Ended March 31, 2006
(Supplementary)


TOKYO
STAR
BANK
東京スター銀行

CONTENTS

I. Overview (Consolidated)

Earnings

- Net income of JPY 17.1 billion, 17.7% above prior year, and 18.3% above the forecast on November 18, 2005.
- Return on Assets and Return on Equity remained strong at 1.16% and 20.50%, respectively.

Growth and Efficiency

- Outstanding loans exceeded 1 trillion for the first time ever, up 19% from March 2005, and more than double the level from the start of business in June 2001.
- Both business segments contributed significantly to our loan growth with Retail up 43% (+JPY 102 billion) and Corporate up 14% (+JPY 81 billion).
- Loan-to-deposit ratio increased from 65% in the prior year to 76%.
- Our year-over-year G&A expense to average loan ratio fell from 3.2% to 2.9%, a reduction of 9%.

Asset Quality

- Ratio of disclosed claims under the Financial Revitalization Law declined to 3.44%, down from 5.14% at the end of March 2005.
- Credit costs, including both write-offs and changes in the reserve for loan losses declined to 1,808 million yen compared with 8,513 million yen of the previous year.
- Our capital adequacy ratio increased from 8.84% to 8.95%.

<Reference>

<Consolidated basis> (in millions of yen except per share data)

	FY2005	FY2004	Increase/ Decrease	%
Ordinary Income	68,323	63,059	5,264	8.3
Ordinary Profits	24,043	22,747	1,296	5.7
Net Income	17,149	14,570	2,579	17.7
Net Income per Share	24,499.10 yen	20,815.24 yen	3,683.86 yen	17.7

II. Selected Financial Information for the Fiscal Year Ended March 31, 2006

1. Operating Results

【Non-consolidated basis】 *(in millions of yen)*

	For the year ended March 31, 2006	For the year ended March 31, 2005	Increase/ (Decrease)
Gross Operating Profits	**45,586**	**40,738**	**4,848**
Net Interest Income	37,809	34,614	3,195
Net Fees and Commissions	6,342	6,056	286
Net Other Operating Income	1,435	67	1,368
General & Administrative Expenses	26,372	22,263	4,109
Personnel Expenses	11,725	9,547	2,178
Nonpersonnel Expenses	13,304	11,445	1,859
Taxes	1,343	1,271	72
Net Operating Income (before General Reserve)	**19,214**	**18,475**	**739**
Provision for General Reserve for Possible Loan Losses	—	1,212	(1,212)
Net Operating Income	**19,214**	**17,263**	**1,951**
of which Net Gains & Losses on Bonds	815	(385)	1,200
Other Income & Expenses	2,960	4,796	(1,836)
Net Gains & Losses on Equity Securities	(24)	160	(184)
Credit Costs	4,510	5,647	(1,137)
Write-off of Loans	4,510	3,740	770
Provision for Specific Reserve for Possible Loan Losses	—	1,772	(1,772)
Losses on Sales of Loans	—	134	(134)
Other	7,496	10,283	(2,787)
Ordinary Profits	**22,174**	**22,059**	**115**
Extraordinary Gains & Losses	6,789	61	6,728
of which Net Gains & Losses on Sales of Premises and Equipment	1,370	(296)	1,666
Gains on Sales of Premises and Equipment	2,007	728	1,279
Losses on Sales of Premises and Equipment	637	1,025	(388)
of which Gains on Collection of Written-off Claims	3	357	(354)
of which Gains on Reversal of Reserve for Possible Loan Losses	4,845	—	4,845
Income before Income Taxes	**28,964**	**22,121**	**6,843**
Income Taxes - Current	12,536	11,961	575
- Deferred	(267)	(3,016)	2,749
Net Income	**16,695**	**13,175**	**3,520**

【Consolidated basis】 *(in millions of yen)*

	For the year ended March 31, 2006	For the year ended March 31, 2005	Increase/ (Decrease)
Gross Operating Profits	**48,781**	**43,119**	**5,662**
Net Interest Income	38,740	35,984	2,756
Net Fees and Commissions	8,690	7,762	928
Net Other Operating Income	1,349	(626)	1,975
General & Administrative Expenses	27,648	23,991	3,657
Provision for General Reserve for Possible Loan Losses	—	866	(866)
Other Income & Expenses	2,910	4,485	(1,575)
of which Net Gains & Losses on Equity Securities	415	170	245
of which Credit Costs	5,189	6,234	(1,045)
Ordinary Profits	**24,043**	**22,747**	**1,296**
Extraordinary Gains & Losses	4,979	680	4,299
of which Net Gains & Losses on Sales of Premises and Equipment	1,340	(412)	1,752
of which Gains on Collection of Written-off Claims	5	364	(359)
of which Gains on Reversal of Reserve for Possible Loan Losses	3,716	—	3,716
Income before Income Taxes	**29,022**	**23,428**	**5,594**
Income Taxes - Current	12,404	11,996	408
- Deferred	(531)	(3,138)	2,607
Minority Interests in net income of subsidiaries	—	0	(0)
Net Income	**17,149**	**14,570**	**2,579**

Number of Consolidated Subsidiaries	4	4	0

Composition of Revenue (Consolidated basis)

Our ordinary income includes revenue that is derived pursuant to the terms of our loans and bills discounted, as well as revenue that is derived from the amortization of the difference between the stated principal amount and book value, which initially is the purchase price, of our purchased loan from Tokyo Sowa Bank ("*Loan Purchase Revenue* "), we measure our performance based on "*Organic Revenue,* " which is shown below.

Organic Revenue

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2005	Increase/ (Decrease)
Ordinary Income	68,323	63,059	5,264
Interest Income from Interest Rate Swap for Deposits (Note)	(1,360)	—	(1,360)
Fee and Commission Expenses	(2,334)	(1,718)	(616)
Other Operating Expenses	(622)	(2,033)	1,411
Loan Purchase Revenue (after Offset of Provision for General Reserve for Possible Loan Losses)	(14,735)	(15,237)	502
Organic Revenue	49,270	44,069	5,201

(Note) "Interest Income from Interest Rate Swap" is deducted from Ordinary Income to determine the amount of "Organic Revenue" since such interest income is derived from funding activities. Thus, it is excluded from our measurements of revenue performance and included as a reduction in our funding costs.

Loan Purchase Revenue

(in millions of yen)

	For the year ended March 31, 2006	For the year ended March 31, 2005	Increase/ (Decrease)
Loan Purchase Revenue	15,101	16,784	(1,683)
Amortization included in Interest Income	8,447	8,668	(221)
Amortization of Unearned Loan Purchase Revenue	8,813	10,215	(1,402)
Offset of Provision for General Reserve for Possible Loan Losses	(366)	(1,547)	1,181
Amortization included in Fees and Commissions	103	124	(21)
Revenue included in Other Ordinary Income	6,185	6,444	(259)
Add-back of Offset of Provision for General Reserve for Possible Loan Losses	366	1,547	(1,181)

Comparison of Organic Revenue and Loan Purchase Revenue *(in millions of yen except percentages)*

	For the year ended March 31, 2006		For the year ended March 31, 2005		Increase/(Decrease)	
	Amount	% of total	Amount	% of total	Amount	%
Total Revenue	64,371	100.0	60,853	100.0	3,518	5.8
Organic Revenue	49,270	76.5	44,069	72.4	5,201	11.8
Loan Purchase Revenue	15,101	23.5	16,784	27.6	(1,683)	(10.0)

Credit Costs *(in millions of yen)*

	For the year ended March 31, 2006	For the year ended March 31, 2005	Increase/ (Decrease)
Provision for (Reversal of) Reserve for Possible Loan Losses	(3,716)	2,910	(6,626)
Write-off of Loans	5,159	4,055	1,104
Credit Costs excluding Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	1,442	6,966	(5,524)
Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	366	1,547	(1,181)
Total Credit Costs	1,808	8,513	(6,705)

2. Return on Equity

(%)

	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
Non-Consolidated Basis	20.18	19.05	1.13
Consolidated Basis	20.50	21.06	(0.56)

3. Net Interest Margin after General & Administrative Expenses

(Excluding International Operations, Non-consolidated)

(%)

	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
(1) Return on Interest-Earning Assets (A)	3.19	3.09	0.10
(a) Yields on Loans	3.96	4.45	(0.49)
(b) Yields on Securities	0.84	0.73	0.11
(2) Financing Costs including General & Administrative Expenses (B)	2.60	2.31	0.29
(a) Yields on Deposits	0.53	0.39	0.14
(b) Yields on Other External Liabilities	—	—	—
(3) Net Interest Margin after General &Administrative Expenses (A) - (B)	0.59	0.78	(0.19)

4. Gains & Losses on Securities (Non-consolidated)

(in millions of yen)

	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
Net Gains & Losses on Bonds	815	(385)	1,200
Gains on Sales	1,320	588	732
Gains on Redemption	—	—	—
Losses on Sales	504	974	(470)
Losses on Redemption	—	—	—
Write-off	—	—	—
Net Gains & Losses on Equity Securities	(24)	160	(184)
Gains on Sales	—	170	(170)
Losses on Sales	—	—	—
Write-off	24	9	15

5. BIS Capital Adequacy Ratio

【Non-consolidated】 *(in millions of yen)*

	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
(1) Capital Adequacy Ratio	8.84	8.77	0.07
(2) Tier I Capital	86,388	73,621	12,767
(3) Tier II Capital	9,799	8,872	927
(4) Reductions	—	—	—
(5) Capital (2)+(3)-(4)	96,187	82,493	13,694
(6) Risk-adjusted Assets	1,087,879	939,632	148,247

【Consolidated】 *(in millions of yen)*

	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
(1) Capital Adequacy Ratio	8.95	8.84	0.11
(2) Tier I Capital	87,505	74,288	13,217
(3) Tier II Capital	9,790	8,877	913
(4) Reductions	—	—	—
(5) Capital (2)+(3)-(4)	97,296	83,166	14,130
(6) Risk-adjusted Assets	1,086,542	940,457	146,085

III. Loan Portfolio & Deposits

1. Status of Risk-Managed Loans & Bills Discounted

【Non-consolidated】 *(in billions of yen)*

	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
Loans to Bankrupt Borrowers	0.4	2.5	(2.1)
Past Due Loans	21.0	29.0	(8.0)
Loans Past Due 3 Months or More	0.0	0.0	0.0
Restructured Loans	11.8	11.4	0.4
Total (A)	33.3	43.0	(9.7)
Ending Balance of Loans and Bills Discounted (B)	1,025.5	860.6	164.9
Ratio of Risk-Managed Loans to Total Loans and Bills Discounted (%) (A/B X 100)	3.25	4.99	(1.74)
Amounts Secured (C)	24.7	36.6	(11.9)
Coverage Ratio (%) (C/A X 100)	74.07	85.29	(11.22)

【Consolidated】 *(in billions of yen)*

	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
Loans to Bankrupt Borrowers	0.6	2.5	(1.9)
Past Due Loans	22.2	30.4	(8.2)
Loans Past Due 3 Months or More	0.0	0.0	0.0
Restructured Loans	12.0	11.6	0.4
Total (A)	34.9	44.6	(9.7)
Ending Balance of Loans and Bills Discounted (B)	1,031.8	868.1	163.7
Ratio of Risk-Managed Loans to Total Loans and Bills Discounted (%) (A/B X 100)	3.38	5.13	(1.75)
Amounts Secured (C)	24.5	37.5	(13.0)
Coverage Ratio (%) (C/A X 100)	70.28	84.13	(13.85)

2. Disclosed Claims under Financial Revitalization Law

【Non-consolidated】

(in billions of yen)

	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
Bankruptcy and Quasi-Bankruptcy	4.1	6.9	(2.8)
Doubtful	18.4	25.1	(6.7)
Sub-standard	11.8	11.4	0.4
Sub-Total (A)	34.3	43.5	(9.2)
Normal	996.3	823.1	173.2
Total (B)	1,030.7	866.7	164.0
Ratio of Problem Loans to Total Claims (A/B X 100) (%)	3.33	5.02	(1.69)

Amounts Secured (C)	25.7	37.1	(11.4)
Coverage Ratio (C/A X 100) (%)	74.77	85.37	(10.60)

【Consolidated】

(in billions of yen)

	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
Bankruptcy and Quasi-Bankruptcy	5.0	7.9	(2.9)
Doubtful	18.6	25.3	(6.7)
Sub-standard	12.0	11.6	0.4
Sub-Total (A)	35.7	44.9	(9.2)
Normal	1,001.1	829.0	172.1
Total (B)	1,036.9	874.0	162.9
Ratio of Problem Loans to Total Claims (A/B X 100) (%)	3.44	5.14	(1.70)

Amounts Secured (C)	25.3	37.7	(12.4)
Coverage Ratio (C/A X 100) (%)	70.89	84.05	(13.16)

3. Reserve for Possible Loan Losses (Non-consolidated)

(in billions of yen)

	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
General Reserve for Possible Loan Losses	13.0	14.0	(1.0)
Specific Reserve for Possible Loan Losses	8.1	12.3	(4.2)
Total Reserve for Possible Loan Losses	21.2	26.3	(5.1)
Total Loans and Bills Discounted	1,025.5	860.6	164.9
Ratio of Total Reserve for Possible Loan Losses to Total Loans and Bills Discounted (%)	2.07	3.06	(0.99)

4. Classifications of Loans & Bills Discounted (Non-consolidated)

1) Classification by Type of Borrower Industry

(in millions of yen)

	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
Domestic (excl. offshore banking account)	1,025,534	860,630	164,904
Manufacturing	13,148	12,767	381
Agriculture	249	130	119
Forestry	145	123	22
Fishery	102	102	0
Mining	248	286	(38)
Construction	6,684	9,201	(2,517)
Utilities	211	17	194
Communications and information	9,841	11,847	(2,006)
Transportation	9,870	8,782	1,088
Wholesale and retail	38,502	26,369	12,133
Banks and other financial institutions	75,449	79,471	(4,022)
Real estate	306,514	247,941	58,573
Services	156,369	146,310	10,059
Municipal government	1,185	1,465	(280)
Other	407,011	315,813	91,198
Overseas and Offshore Banking Account	—	—	—
Governments and official institutions	—	—	—
Financial institutions	—	—	—
Other	—	—	—
Total	1,025,534	860,630	164,904

2) Consumer Loans

(in millions of yen)

	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
Consumer Loans	337,996	243,041	94,955
of which Housing Loans	292,966	218,564	74,402
of which Other Loans	45,030	24,477	20,553

3) Loans to Small- and Medium-sized Enterprises and Individuals

(in millions of yen)

	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
Loans to Small and Medium-sized Enterprises and Individuals (A)	954,366	778,325	176,041
Total Loans and Bills Discounted (B)	1,025,534	860,630	164,904
Ratio of Loans to Small and Medium-sized Enterprises and Individuals to Total Loans and Bills Discounted ((A)/(B) X 100) (%)	93.06	90.43	2.63

5. Balances of Loans and Deposits (Non-consolidated)

(in millions of yen)

		As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A)-(B)
Deposits	(Ending Bal.)	1,366,471	1,329,918	36,553
	(Average Bal.)	1,316,031	1,185,197	130,834
Loans and Bills Discounted	(Ending Bal.)	1,025,534	860,630	164,904
	(Average Bal.)	940,709	741,730	198,979

The Tokyo Star Bank, Limited

For Immediate Press Release:

May 26,2006

Non-Consolidated Financial Results for the Fiscal Year Ended March 31, 2006

Company Name (Code Number): **The Tokyo Star Bank, Limited (8384)**
(URL http://www.tokyostarbank.co.jp/)

Stock Exchange Listings: First Section of Tokyo

Headquarters: Tokyo

1. Summary of Non-Consolidated Financial Results for the Fiscal Year Ended March 31, 2006

(1) Operating Results (in millions of yen except per share data and percentages)

	For the year ended March 31,	
	2006	2005
Ordinary income	**66,545**	60,225
Change from the previous year	**10.5%**	3.5%
Ordinary profits	**22,174**	22,059
Change from the previous year	**0.5%**	(10.5%)
Net income	**16,695**	13,175
Change from the previous year	**26.7%**	(4.6%)
Net income per common share	**23,850.06**	94,113.98
Return on equity	**20.2%**	19.1%
Ratio of ordinary expense to ordinary income	**66.7%**	63.4%
Balance of deposits	**1,366,471**	1,329,918

Note: Average number of shares outstanding for the year ended:
March 31, 2006 (Common stock): 700,000 shares
March 31, 2005 (Common stock): 140,000 shares
The Bank consummated a five-for-one stock split on September 1, 2005. If the stock spilt had been made at April 1, 2004, Net income per common share would have been 18,822.80 yen for the year ended March 31, 200

(2) Payment of dividends

	As of March 31,	
	2006	2005
Interim dividends per share	-	-
Term-end dividends per share	**5,000.00 yen**	9,285.71 yen
Total dividends per share (for the fiscal year)	**5,000.00 yen**	9,285.71 yen
Total dividend amount (for the fiscal year)	**3,500 million yen**	1,300 million yen
Dividend on earnings	**21.0%**	9.9%
Dividend on equity	**3.9%**	1.7%

Note:
If the stock spilt had been made at April 1, 2004, the total dividends per share (for the fiscal year) would have been 1,857.14 yen for the year ended March 31, 2005.

(3) Financial Conditions (in millions of yen except per share data and percentages)

	For the year ended March 31,	
	2006	2005
Total assets	**1,504,579**	1,444,080
Stockholders' equity	**89,888**	75,557
Ratio of stockholder's equity to total assets	**6.0%**	5.2 %
Stockholders' equity per common share	**128,411.96**	539,693.76
Risk-adjusted capital ratio (based on the domestic standards)	**8.84%** (preliminary figure)	8.77 %

Note: Number of shares outstanding as of:

March 31, 2006 (common stock): 700,000 shares

March 31, 2005 (common stock): 140,000 shares

If the stock spilt had been made at April 1, 2004, Net assets per common share would have been 107,938.75 yen for the year ended March 31, 2005.

2. Earning Projections for the Fiscal Year Ending March 31, 2007

(in millions of yen except per share data)

	For the six-months ending September 30, 2006	For the year ending March 31, 2007
Ordinary income	34,500	74,000
Ordinary profits	12,000	25,000
Net income	7,000	14,700
Interim dividends per share	-	-
Term-end dividends per share	-	5,000.00 yen
Total dividends per share (for the fiscal year)	-	5,000.00 yen

Projected net income per common share for the year ending March 31, 2007 is 21,000.00 yen.

(Note)
The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

NON-CONSOLIDATED BALANCE SHEET
As of March 31, 2006

	(in millions of yen)
Assets:	
Cash and due from banks	118,959
Cash	*25,911*
Due from banks	*93,048*
Call loans	1,526
Monetary receivables bought	48,293
Trading securities	7
Government bonds	*7*
Monetary assets held in trust	3,670
Investment securities	276,683
Government bonds	*127,084*
Municipal bonds	*596*
Corporate bonds	*50,385*
Equities	*10,332*
Others	*88,283*
Loans and bills discounted	1,025,534
Bills discounted	*488*
Loans on notes	*76,475*
Loans on deeds	*905,977*
Overdrafts	*42,593*
Foreign exchanges	275
Due from foreign banks	*275*
Other assets	22,409
Domestic exchange settlement account, debit	*1,778*
Prepaid expenses	*103*
Accrued income	*2,768*
Deferred hedging losses	*6,374*
Others	*11,384*
Premises and equipment	13,808
Land, building and equipment	*11,656*
Security deposits	*2,152*
Deferred tax assets	12,097
Customers' liabilities for acceptances and guarantees	2,559
Reserve for possible loan losses	(21,245)
Total assets	**1,504,579**

NON-CONSOLIDATED BALANCE SHEET (Continued)
As of March 31, 2006

	(in millions of yen)
Liabilities and stockholders' equity	
Liabilities:	
Deposits	1,366,471
Current deposits	*6,457*
Ordinary deposits	*360,375*
Saving deposits	*1,313*
Deposits at notice	*4,564*
Time deposits	*942,808*
Installment savings accounts	*169*
Others	*50,783*
Foreign exchanges	14
Foreign exchange bills payable	*14*
Corporate bonds and notes	3,000
Other liabilities	40,107
Domestic exchange settlement account, credit	*481*
Income taxes payable	*7,723*
Accrued expenses	*16,044*
Unearned income	*1,681*
Reserve for interest on installment saving accounts	*1*
Financial derivatives	*5,725*
Deferred income on purchased loans	*4,766*
Others	*3,683*
Reserve for employees' bonus	1,501
Reserve for directors' bonus	1,037
Acceptances and guarantees	2,559
Total liabilities	**1,414,691**
Stockholders' equity:	
Common stock	21,000
Capital surplus	19,000
Capital reserve	*19,000*
Retained earnings	50,316
Earned surplus reserve	*2,000*
Unappropriated retained earnings	*48,316*
Net income	*16,695*
Unrealized gains on securities available for sale, net of tax	(427)
Total stockholders' equity	**89,888**
Total liabilities and stockholders' equity	**1,504,579**

Notes to the Non-Consolidated Balance Sheet:

1. The amounts are rounded down to the nearest million of yen.
2. Trading Securities are stated at market value (cost of securities sold is determined by the moving-average method).
3. Investments in subsidiaries are stated at moving-average cost, Available-for-sale securities whose fair value can be obtained from the market or estimated are carried at the fair value at the end of the fiscal year (cost of securities sold is calculated by the moving-average method), and other available-for-sale securities with no market value are stated at cost or amortized cost (straight-line) computed by the moving-average method. Unrealized gains or losses on available-for-sale securities are included in the stockholders' equity, net of taxes.
4. Derivatives are stated at fair value.
5. Depreciation for premises and equipment is computed using the declining-balance method (depreciation for buildings except for fixtures is computed using the straight-line method).
   The estimated useful lives of primary buildings and equipment are as follows:
   Building --- 8 years to 50 years
   Equipment and furniture --- 2 years to 20 years
6. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives (5 years) as defined by the Bank.
7. Foreign currency assets and liabilities are principally translated into yen equivalents using the exchange rates prevailing at the fiscal year end.
8. Loans acquired from other financial institutions, loans on deeds and bills discounted are recorded at acquisition costs in the balance sheet, and the difference between the acquisition costs and principal amount is amortized in proportion to the principal amount over the actual collection period. Overdrafts and loans on notes are carried at principal amount and the difference is recorded as a liability and is amortized over the actual collection period using the straight-line method. Loans that are classified as likely to become bankrupt, virtually bankrupt and legally bankrupt are recorded at acquisition costs and the difference is not amortized.
9. Reserve for possible loan losses is provided pursuant to the internal rules for the write-off of claims and providing reserve for possible loan losses.
   For claims to debtors who are legally bankrupt or virtually bankrupt, a reserve is provided based on the amount of claims, after charge-offs as stated below, and net of amounts expected to be collected through the disposal of collateral or the execution of guarantees.
   For claims to debtors who are likely to become bankrupt and for which future cash flows can not be reasonably estimated, a reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of the claim, net amounts expected to be collected through the disposal of collateral or execution of guarantees.
   For claims to debtors who are likely to become bankrupt or whose claims are restructured as noted in 24 below and the amount of claims exceeds certain levels for which the amount of future cash flows can be

reasonably estimated, a reserve is provided for the difference between the present value of the expected future cash flows discounted using the initial contracted interest rate and the carrying value of the claim. For other claims, a reserve is provided based on historical loan loss experience.

All claims are assessed by the business related divisions based on the internal rules for self-assessment of asset quality. The credit examination related division, which is independent from business related divisions, subsequently conducts examination of their assessments, and reserve is provided based on the examination results.

Provisions for possible loan losses are directly offset with the corresponding income recognized by applying the amortized cost method since such income is arising from the change in credit risk of purchased claims.

For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims. The amount of the charge-off as of March 31, 2006 was 14,868 million yen.

10. A reserve for employees' bonus is provided for the payment of employees' bonus based on the estimated amounts of the future payments attributed to the current fiscal year.
11. A reserve for directors' bonus is provided for the payment of directors' bonus based on the estimated amounts of the future payments attributed to the current fiscal year. The reserve for director's bonus is a reserve defined under Article 43 of the Enforcement Regulations of the former Commercial Code.
12. Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.
13. With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, the Bank has adopted deferral hedges prescribed in the Industry Audit Committee Report No. 24, "Practical Guidelines for Accounting Financial Instruments", issued by the Japanese Institute of Certified Public Accountants ("JICPA"). As for the assessment of hedge effectiveness, the Bank groups the deposits (hedged items) and interest swap transactions (hedging instruments) by their maturities and evaluate their effectiveness.
14. The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which are paid on the purchase of premises and equipment and are not deductible as a tax credit, are charged to expenses when incurred.
15. There are no claims to directors and statutory executive officers.
16. There are no obligations to directors and statutory executive officers.
17. Total amount of stock of subsidiaries was 5,281 million yen.
18. Receivables from subsidiaries were 8,260 million yen.
19. Payables to subsidiaries were 2,045 million yen.
20. Accumulated depreciation on premises and equipment was 2,922 million yen.
21. Besides premises and equipment included in the balance sheet, some equipment, vehicles and office equipment are used under lease agreements.

22. Loans to bankrupt borrowers and past due loans are included in Loans and bills discounted, and the amounts were 465 million yen and 21,057 million yen, respectively.
    Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or other reasons such as non-accrual loans, and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan. Past due loans represent non-accrual loans excluding those loans to bankrupt borrowers and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.
    DIP finance loans (finance to restructuring companies under turnaround procedures) of 50 million yen are included in the amount of loans to bankrupt borrowers. These loans are fully secured by collaterals and other means.
23. Loans past due three months or more are included in Loans and bills discounted, and the amount was 6 million yen. Loans past due three months or more are loans whose principal or interest payments are three months or more past due from the following day of the prescribed payment date. Loans to bankrupt borrowers and past due loans are excluded.
24. Restructured loans are included in Loans and bills discounted, and the amount was 11,818 million yen. Restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to bankrupt borrowers, past due loans or loans past due three months or more are excluded.
25. Total amount of loans to bankrupt borrowers, past due loans, loans past due three months or more and restructured loans was 33,348 million yen. The amounts stated in Notes 22 through 25 represent the gross receivable amounts before a reduction for the Reserve for possible loan losses.
26. With respect to Loan Participation, the total principal balance of loans which are accounted for as sales under JICPA Accounting System Committee Report No.3 issued on June 1, 1995 was 92 million yen. The amount of participated loans which were accounted for as loans to original debtors included in the balance sheet as of March 31, 2006 was 20,578 million yen.
27. Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bank acceptances, commercial bills, bills of exchange, and foreign bills bought are permitted to be sold or (re) pledged and the total face value was 488 million.
28. Assets pledged as collateral were as follows:

Investment securities	24,354 million yen

    Liabilities related to the pledged assets were as follows:

Deposits	622 million yen

    In addition to above, Investment securities of 51,787 million yen were pledged as collateral for settlement of exchange transactions.
29. Subordinated bonds of 3,000 million yen were included in Corporate bonds and notes.
30. Net assets per share was 128,411.95 yen.

31. Fair value and valuation gains/losses of investment securities are as follows. Securities below include Trading securities as well as Investment securities in the balance sheet. The same definition is applied to Notes. 32 through 34.

Trading securities:

Balance sheet amount	7 million yen
Valuation Losses included in Income before income taxes	(0) million yen

Available-for-sale securities with fair value: (in millions of yen)

	Acquisition cost	Balance sheet amount	Net valuation gains (losses)	Valuation gains	Valuation losses
Equities	579	1,694	1,114	1,114	—
Japanese bonds	146,701	145,411	(1,290)	12	1,303
Government bonds	128,319	127,084	(1,234)	11	1,245
Municipal bonds	609	596	(12)	0	12
Corporate bonds	17,773	17,730	(43)	1	44
Others	87,060	86,517	(545)	508	1,053
Total	234,341	233,622	(721)	1,635	2,356

Where compound instruments in "Others" as a whole are marked to market, and valuation gains (losses) are included in Income before income taxes, the valuation gains/losses of these instruments are excluded.

The valuation gains (losses) amount, net of deferred tax assets of 293 million yen, were (427) million yen, which were included in Net unrealized gains (losses) on Available-for-sale securities.

32. Available-for-sale securities sold during the year ended March 31, 2006 are as follows:

(in millions of yen)

	Proceeds from sales	Gains	Losses
Available-for-sale securities	363,166	1,320	504

33. Securities whose fair value is not readily available are as follows:

(in millions of yen)

	Balance sheet amount
Investments in subsidiaries and affiliates	
Investments in subsidiaries	5,281
Available-for-sale securities	
Unlisted domestic equity securities (excluding OTC traded equities)	3,356
Corporate bonds (industrial bonds)	32,655
Others	1,766

34. Redemption schedule of bonds classified as available for sale securities is as follows:

(in millions of yen)

	Due within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Japanese bonds	19,236	123,082	27,962	7,785
Government bonds	15,686	89,896	13,716	7,785
Municipal bonds	—	498	98	—
Corporate bonds	3,550	32,688	14,147	—
Others	14,059	30,766	24,114	2,295
Total	33,296	153,848	52,077	10,080

35. Monetary assets held in trust are as follows:

Money held in trust for trading purposes:

Balance sheet amount 3,670 million yen

Valuation Losses included in Income before income taxes (17) million yen

36. Contracts of overdraft facilities and loan commitment line are contracts under which customers are lent to up to the prescribed limits in response to the customers' application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was 65,407 million yen, of which contracts whose original terms were within one year (or contracts unconditionally cancelable at voluntary timing) were 32,616 million yen. Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow the Bank to refuse the customers' application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers' creditworthiness, etc.). At the inception of contracts, the Bank obtains real estate, securities, etc. as collateral if considered to be necessary. Subsequently, the Bank performs periodic reviews (semi-annually) of the customers' business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

37. Fixed Asset Impairment Accounting Standards ("Statement on Establishment of Fixed Asset Impairment Accounting Standards" (Business Accounting Council, August 9, 2002) and "Application Guideline of Fixed Asset Impairment Accounting Standards" (Accounting Standard Application Guideline No. 6, October 31, 2003)) was applied since this fiscal year. As a result of applying these standards, the Bank recorded an impairment loss of 25 million yen. Under these standards, impairment loss is recognized when the balance of long-lived assets used for operation are not expected to be recoverable. Since the Bank manages profits and losses from operations at the Head Office, fixed assets held and used for operations as a whole are grouped as one asset group for the purpose of the impairment analysis. The carrying values of idle assets are reduced to the net realizable value, and the reduced value is recognized as an impairment loss. As for the grouping of idle assets, each asset is considered to be an independent unit. Since accumulated depreciation is netted with each asset balance in accordance with the Enforcement Regulations of Banking Law, the impairment loss is also netted with the respective assets.

38. The Bank was examined by the Tokyo Regional Taxation Bureau for its corporate income taxes (corporate tax, inhabitant tax and enterprise tax) for the fiscal year ended March 31, 2002 through March 31, 2004. As a result of this examination, the Bank has received a disposition concerning differences in profit recognized on amortization of difference between carrying values of purchased loans related to business transfer and its purchase amount as well as timing difference of profit recognition (that is to say, the amount of profit to be recognized was different or profit shall be recognized earlier for the tax purpose). Accordingly, the Bank received a notice regarding this disposition on June 29, 2005. Specifically, the Bank was required to make payments of back taxes of 8,801 million yen, which extend for the total of 3 fiscal years, as well as additional tax and delinquency tax of 1,685 million yen.
    In order to avoid further payment of additional tax and delinquency tax, the Bank has fully paid for back taxes, additional tax and delinquency tax. However, the Bank believes that the treatment of profit from amortization was appropriate from accounting as well as tax perspectives. Hence, the Bank has requested for examination to the National Tax Tribunal on August 26, 2005.

NON-CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended March 31, 2006

(in millions of yen)

Ordinary income:		**66,545**
Interest income	45,627	
Interest on loans and discounts	*37,225*	
Interest and dividends on securities	*5,331*	
Interest on call loans	*36*	
Interest on due from banks	*149*	
Interest on interest rate swap	*1,360*	
Others	*1,523*	
Fees and commissions	10,845	
Domestic foreign exchange commissions	*1,304*	
Others	*9,541*	
Other operating income	1,940	
Gains on foreign exchange transaction	*203*	
Gains on sales of bonds	*1,320*	
Gains on financial derivatives	*416*	
Other ordinary income	8,132	
Gains on monetary assets held in trust	*303*	
Gains on recoveries of purchased loans	*6,185*	
Others	*1,642*	
Ordinary expenses:		**44,370**
Interest expenses	7,840	
Interest on deposits	*7,762*	
Interest on negotiable certificates of deposit	*4*	
Interest on corporate bonds and notes	*72*	
Others	*1*	
Fees and commissions	4,502	
Domestic foreign exchange commissions	*111*	
Others	*4,391*	
Other operating expenses	505	
Losses on trading securities	*0*	
Losses on sale of bonds	*504*	
Others	*0*	
General and administrative expenses	26,372	
Other ordinary expenses	5,149	
Write-off of loans	*4,510*	
Devaluation losses on equities	*24*	
Losses on monetary assets held in trust	*18*	
Others	*596*	
Ordinary profits		**22,174**

NON-CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

For the year ended March 31, 2006

		(in millions of yen)
Extraordinary gains		**7,505**
Gains on sales of premises and equipment	*2,007*	
Collection of written-off claims	*3*	
Others	*5,494*	
Extraordinary losses		**716**
Losses on sales of premises and equipment	*637*	
Losses on impairment of fixed assets	*25*	
Others	*53*	
Income before Income Taxes		**28,964**
Income taxes		
Current		12,536
Deferred		(267)
Net income		**16,695**
Unappropriated retained earnings at beginning of the fiscal year		**31,621**
Unappropriated retained earnings at end of the fiscal year		**48,316**

Notes to the Non-Consolidated Statement of Operations:

1. The amounts are rounded down to the nearest million.
2. "Others" of Extraordinary gains includes gains on reversal of Reserve for possible loan losses of 4,845 million y
3. Total income from transactions with subsidiaries: 908 million yen.
   Total expenses from transactions with subsidiaries: 2,317 million yen.
4. Net income per common share is 23,850.06 yen.

APPROPRIATION STATEMENT

Determined in the board meeting held on May 26, 2006

	(in yen)
Unappropriated retained earnings at end of the fiscal year	**48,316,170,727**
Appropriation of earnings	**3,500,000,000**
Dividends declared	*3,500,000,000*
(Dividends per share)	*5,000.00 yen*
Unappropriated retained earnings after appropriation	**44,816,170,727**

Change in Accounting Principle

(Fixed Asset Impairment Accounting Standards)

Fixed Asset Impairment Accounting Standards ("Statement on Establishment of Fixed Asset Impairment Accounting Standards" (Business Accounting Council, August 9, 2002) and "Application Guideline of Fixed Asset Impairment Accounting Standards" (Accounting Standard Application Guideline No. 6, October 31, 2003)) was applied since this fiscal year. As a result of applying these standards, the Bank recorded an impairment loss of 25 million yen. Under these standards, impairment loss is recognized when the balance of long-lived assets used for operation are not expected to be recoverable. Since the Bank manages profits and losses from operations at the Head Office, fixed assets held and used for operations as a whole are grouped as one asset group for the purpose of the impairment analysis. The carrying values of idle assets are reduced to the net realizable value, and the reduced value is recognized as an impairment loss. As for the grouping of idle assets, each asset is considered to be an independent unit. Since accumulated depreciation is netted with each asset balance in accordance with the Enforcement Regulations of Banking Law, the impairment loss is also charged-off against the respective assets.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS

(in millions of yen)	As of March 31, 2006 (A)	As of March 31, 2005 (B)	(A)-(B)
Assets:			
Cash and due from banks	118,959	149,668	(30,709)
Call loans	1,526	1,307	219
Monetary receivables bought	48,293	50,264	(1,971)
Trading securities	7	12	(5)
Monetary assets held in trust	3,670	4,235	(565)
Investment securities	276,683	364,597	(87,914)
Loans and bills discounted	1,025,534	860,630	164,904
Foreign exchanges	275	236	39
Other assets	22,409	7,870	14,539
Premises and equipment	13,808	16,281	(2,473)
Deferred tax assets	12,097	11,100	997
Customers' liabilities for acceptances and guarantees	2,559	4,248	(1,689)
Reserve for possible loan losses	(21,245)	(26,373)	5,128
Total assets	1,504,579	1,444,080	60,499
Liabilities and stockholders' equity			
Liabilities:			
Deposits	1,366,471	1,329,918	36,553
Foreign exchanges	14	5	9
Corporate bonds and notes	3,000	3,000	-
Other liabilities	40,107	29,728	10,379
Reserve for employees' bonus	1,501	1,387	114
Reserve for directors' bonus	1,037	235	802
Acceptances and guarantees	2,559	4,248	(1,689)
Total Liabilities	1,414,691	1,368,523	46,168
Stockholders' equity:			
Common stock	21,000	21,000	-
Capital surplus	19,000	19,000	-
Capital reserve	19,000	19,000	-
Retained earnings	50,316	34,921	15,395
Earned surplus reserve	2,000	2,000	-
Unappropriated retained earnings	48,316	32,921	15,395
Unrealized gains on securities available for sale, net of tax	(427)	636	(1,063)
Total stockholders' equity	89,888	75,557	14,331
Total liabilities and stockholders' equity	1,504,579	1,444,080	60,499

Notes: The amounts are rounded down to the nearest million.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of yen)	For the year ended March 31, 2006 (A)	2005 (B)	(A)-(B)
Ordinary income:	66,545	60,225	6,320
Interest income	45,627	39,641	5,986
Interest on loans and discounts	*37,225*	*33,062*	*4,163*
Interest and dividends on securities	*5,331*	*4,439*	*892*
Fees and commissions	10,845	8,771	2,074
Other operating income	1,940	1,042	898
Other ordinary income	8,132	10,770	(2,638)
Ordinary expenses:	44,370	38,165	6,205
Interest expenses	7,840	5,041	2,799
Interest on deposits	*7,762*	*4,963*	*2,799*
Fees and commissions	4,502	2,714	1,788
Other operating expenses	505	974	(469)
General and administrative expenses	26,372	22,263	4,109
Other ordinary expenses	5,149	7,171	(2,022)
Ordinary profits	22,174	22,059	115
Extraordinary gains	7,505	1,086	6,419
Extraordinary losses	716	1,025	(309)
Income before income taxes	28,964	22,121	6,843
Income taxes			
Current	12,536	11,961	575
Deferred	(267)	(3,016)	2,749
Net income	16,695	13,175	3,520
Unappropriated retained earnings at beginning of the fiscal year	31,621	19,745	11,876
Unappropriated retained earnings at end of the fiscal year	48,316	32,921	15,395

Notes: The amounts are rounded down to the nearest million.

COMPARISON OF APPROPRIATION STATEMENT

(in millions of yen)	For the year ended March 31, 2006 (A)	2005 (B)	(A)-(B)
Unappropriated retained earnings at end of the fiscal year	48,316	32,921	15,395
Appropriation of earnings	3,500	1,300	2,200
Dividends declared	*3,500*	*1,300*	*2,200*
Unappropriated retained earnings after appropriation	44,816	31,621	13,195

Notes: The amounts are rounded down to the nearest million.

Dividends per share

(in yen)	For the year ended March 31, 2006 (A)	2005 (B)
Interim dividends per share	-	-
Term-end dividends per share	5,000.00	9,285.71
Total dividends per share (for the fiscal year)	5,000.00	9,285.71

Notes:

The Bank consummated a five-for-one stock split on September 1, 2005. If the stock spilt had been made at April 1, 2004, the total dividends per share (for the fiscal year) would have been 1,857.14 yen for the year ended March 31, 2005.

Per Share Information

(in yen)

	For the year ended March 31,	
	2006	2005
Net assets per common share	128,411.95	539,693.76
Net income per common share	23,850.06	94,113.98

Notes: 1. The basis in calculating net income per common share are as follows:

(in millions of yen except per share data)

	For the year ended March 31,	
	2006	2005
Net income	16,695	13,175
Amount not available to common shareholders	-	-
Net income available to common shares	16,695	13,175
Average number of common shares	700,000	140,000

2. The Bank consummated a five-for-one stock split on September 1, 2005. If the stock spilt had been made at April 1, 2004, per share information would be as follows:

(in yen)

	For the year ended March 31, 2005
Net assets per common share	107,938.75
Net income per common share	18,822.79


RECEIVED
2006 JUL -6 P 2:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Financial Freedom






The Tokyo Star Bank, Limited

June 5, 2006

TOKYO STAR BANK 東京スター銀行

The following materials contain statements that constitute forward-looking statements, plans for the future, management targets, etc. relating to the Company and its subsidiaries. These forward-looking statements are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a result of various factors.

Unless otherwise noted, the financial data contained in these materials are presented under Japanese GAAP. The Company disclaims any obligation to update or to announce any revision to forward-looking statements to reflect future events or developments. Unless otherwise specified, all the financials are shown on a consolidated basis.

Information concerning financial institutions other than the Company and its subsidiaries are based on publicly available information.

Approach to Customers

Financial Freedom


E

Education

Help customers acquire financial knowledge


S

Solution

Provide customers with personalized solutions


P

Partnership

Build trusted relationships with customers



<Financial Lounge>



<Financial Coach>



<In-Branch Seminar>

Retail Banking

FY05 Retail Banking Highlights

Loans (1)



(JPY in billions)
Legacy / Other
New Products
+43%
240
119
121
342
103
239
Mar 05
Mar 06

(1) Excludes loans extended by subsidiaries

- Over ¥100 billion growth in outstandings
- Investment product revenue up 30%
- Launched new yen time deposit
- Continued nationwide expansion

Key Loan Products

StarOne Mortgage

- Grew 88% to ¥ 180 billion
- First deposit-linked mortgage in Japan (Feb.03)
- Higher interest rate in exchange for convenience

As of May 06 (campaign rates)

Bank A	initial 5 years	1.85% fix
Bank B	initial 5 years	2.80% fix
TSB	initial 5 years	3.30% fix

- Customer base grew 50% in one year



Principal with interest
<Loan>
<deposit>

BANK BEST

- Grew 151% to ¥37 billion
- Interest rates 13.5% to 14.5%
- Maximum ¥10MM, 7 years
- Reduces burden of debt repayment through consolidation

⇒ **Debtor to Investor**



Consumer Finance A
Consumer Finance B
Consumer Finance C
BANK BEST
Investment products
Maximum 7 years

Investment Products



+11%
71,638
79,403
33,818
38,079
FY 04
FY 05
Sales (¥mn)
Variable Annuity
Mutual Funds
+30%
2,774
3,599
1,545
1,229
1,970
1,629
FY 04
FY 05
Fee income (¥mn)
Variable Annuity
Mutual Funds

- Fee income growth exceeded sales growth owing to shift to high commission products
- Careful selection of products to meet customer needs and avoid too many choices (19 mutual fund products at the end of Mar.06)

New Yen Time Deposit

Callable JPY time deposit
(10 year Deposit callable at 6 year/ 6 year Deposit callable at 4 year)

◈ Stable yen funding (Non-cancelable)

◈ Premium earned from swaption



Current Rates
1.60%
(per year)
1.80%
(per year)
2.00%
(per year)
3 years
6 years
10 years

◈ Attracting new customers:



new
(46%)
Existing
(54%)

Number of accounts *



new
(53%)
existing
(47%)

Outstandings *

* First month after launch

Nation-wide Network

- Mix of nation-wide network of ATMs and internet/telephone banking
- Flagship branches in major cities

Branches	32
Sub-branches	2
ATMs	851 ATMs in 738 locations as of Mar. 06 (Operating in 41 prefectures out of 47)

ATM Development Strategy

- Rapid expansion through outsourcing and alliances
- ATM : Customer touch point, advertisement vehicle and fee sources



3,000
2,500
2,000
1,500
1,000
500
0
588
861
Mar 05
Mar 06
Mar 07
Number of ATMs

- Expanded ATM network in 41 prefectures through alliances with big supermarket chains, railway companies, etc.

- Alliance with Circle K Sunkus

  TSB ATMs at all Circle K Sunkus stores in Tokyo Metropolitan area by Feb. 07. (approx. 1,400 ATMs)

- Pursuing further alliances

Corporate Finance

FY05 Corporate Finance Highlights

Loans (1)

(JPY in billions)



+14%
574
655
Mar 05
Mar 06

(1) Excludes loans extended by subsidiaries

- **Continued strong growth in outstandings**
  - Increased 14% (¥81 billion) to ¥655 billion
  - Non-recourse loans increased 21% to ¥262 billion
  - Non-recourse loans to other than real estate increased 26%
- **Diversified loan portfolio**
  - Expanded to non-real estate sectors
    - ・Healthcare ・Environment ・Ship Finance
- **Aligned organization**



TOKYO STAR BANK 東京スター銀行

Corporate Finance Strategy

Last Resort Bank

- Experienced professionals
  - Tailor-made solutions
  - Appropriate risk control
- Flexible & Agile organization

Growing Reputation

Information, Professionals & Expertise

First Resort Bank

Last Resort Bank to First Resort Bank

Healthcare

Hospital / Clinic

Nursing home

Medical-equipment manufacturer

Pharmacy

Environment

Reusing / Recycling plant

Industrial waste disposal facility

Alternative power generation (i.e. wind-power, biomass fuel)

Environment-related equipment manufacturer

Ship Finance

Japanese and non-Japanese medium&small sized ship owner

Japanese operating company

Organization

Sales Representatives

RM

- Business Dev. (Large, middle-sized companies)
- Business Dev. 2 (SME)
- Business Dev. 3 (Healthcare, environment)
- Business Dev. 4 (Financial institutions)
- Osaka Business Dev. (Kansai area)
- Trans-portation Finance (Ship finance)
- Real Estate (Realtor, construction industry)
- Real Estate Finance (Real estate non-recourse loan)

Product Development & Distribution

- Structured Finance (Non-recourse loan, Securitization)
- Speciality Investment (Corporate revitalization, LBO)
- M&A Advisory (M&A)
- Capital Market Investment (Securities trading)
- Derivative Products (Derivatives)
- International Business (Overseas businesses)
- Strategic Investment (Financial scheme and product development)
- Mortgage Banking &Conduit (Mortgage conduit)

Risk Management

- Retail Risk Portfolio Management
- SME Portfolio Management
- Strategic Finance Portfolio Management
- Structured Finance Portfolio Management
- Real Estate Portfolio Management
- Real Estate Quantitative Management
- Policy & Financial Engineering

Approach to New Sectors

	Market	Financial institutions
Healthcare	Increasing new entry into the market and expanding market size	Struggling for new business opportunities with traditional corporate loans
Environment	Expanding market and rising new demands for finance due to shortage and aging of facilities	Underdeveloped infrastructure hinders aggressive expansion
Ship Finance	Market booming leading to competition stronger among financial institutions	Highly sophisticated. Conventional lending cannot meet the demand of customers

Tokyo Star Bank's Advantages



Solutions with well-controlled risk offered by experienced professionals

Strong SME relationship

Bringing comprehensive products and services to SME segment

Key Performance Measurements: Balancing Growth, Stability, and Efficiency

Growth

Earnings

Return on Assets

Return on Equity

Stability

Efficiency

FY2005 Update

FY05 Actuals vs. FY05 Estimate

Growth
Earnings
ROA
ROE
Stability
Efficiency

(JPY in billions)

Operating Revenues

68.6
-0.5%
68.3
FY05E
FY05A

Operating Profit

+7.2%
22.4
24.0
FY05E
FY05A

Net Income

+18.3%
14.5
17.1
FY05E
FY05A

Delivered Strong Performance Against Expectations


Growth
Stability
Efficiency
Pre-Tax Income – FY05A vs. FY04A
(JPY in billions)
23.4
(1.7)
(1.6)
0.4
20.5
6.8
(1.3)
(3.7)
3.4
25.7
3.3
29.0
+25%
FY04A
Y-O-Y LPR Decline
Gain on Sale of Loans
X-Items Oth.Exp
FY04A Before Operating Changes
Organic Revenue Growth
Interest Expense
G&A Expenses
Credit Cost
Excl. Credit Reversal
Credit Cost Reversal
FY05A
Operating Income Grew 25%


Growth
Earnings
ROA
ROE
Stability
Efficiency
Loans
(JPY in billions)
Y-O-Y Growth Rate
Loan to Deposit Ratio
+14%
+22%
+25%
+19%
59%
52%
62%
65%
76%
+20%/year
498.3
568.5
694.8
868.1
1,031.8
FY01A
FY02A
FY03A
FY04A
FY05A
Non Recourse(Real Estate) 28.9
Non Recourse(Others) 17.5
Real Estate(Corp) 27.5
Star One Mortgage 84.4
Bank Best 22.6
SBL 10.5
Others (18.3)
Consumer Finance (9.4)
Growth 163.7
Compounded Growth Rate of 20% Per Year Over Last 4 Years
Financial Freedom
TOKYO STAR BANK 東京スター銀行


Growth
Earnings
ROA
ROE
Stability
Efficiency
Revenue
Organic Revenue
Loan Purchase Revenue
(JPY in billions)
+5%/year
-17%/year
+19%/year
52.9
34.9
18.0
55.1
26.1
29.0
58.9
23.0
35.9
60.9
16.8
44.1
64.4
49.3
Financial Freedom
TOKYO STAR BANK
東京スター銀行

	FY01A	FY02A	FY03A	FY04A	FY05A
Interest	18.0	25.0	29.9	32.5	36.8
Fees	0	1.4	5.7	7.6	8.6
Other	0	2.6	0.3	4.0	3.9
Organic	18.0	29.0	35.9	44.1	49.3
%Organic	34%	53%	61%	72%	77%
%Fees	0%	5%	16%	17%	17%

Yields



Growth
Earnings
ROA
ROE
Stability
Efficiency
Reported Loan Yield (1)
LPR Impact
Organic Loan Yield
All-in Yield (2)
Average Loans/ Total Interest-Bearing Assets
6.05%
(1.96%)
4.09%
2.50%
5.77%
(1.94%)
2.73%
4.62%
(1.16%)
2.62%
4.03%
(0.89%)
2.68%
FY02A
FY03A
FY04A
FY05A
51%
54%
60%
69%

Offsetting Loan Yield Erosion by Decreasing Securities in Proportion to Total Interest-Bearing Assets

(1) Loan Interest Income divided by average loans (2) (Interest income minus LPR) divided by total interest-bearing assets


Growth
Earnings
ROA
ROE
Stability
Efficiency
Deposits
(JPY in billions)
+17.4%/year
Cumulative Investment Product Sales
Deposits
851.6
1,126.3
34.9
1,091.4
1,213.8
1,114.3
1,499.1
1,328.1
1,615.2
1,364.7
FY01A
FY02A
FY03A
FY04A
FY05A
Investment Product Sales of JPY 250 Billion
Adds Layer of Growth beyond Deposits
23
Financial Freedom
TOKYO STAR BANK 東京スター銀行



Growth
Earnings
ROA
ROE
Stability
Efficiency
Credit Costs
(JPY in billions)
22.5
10.0
8.2
8.5
5.1
3.3
1.8
Excluding
Credit
Reversal
FY01A
FY02A
FY03A
FY04A
FY05A
% of
Average
Loans
4.5%
1.96%
1.38%
1.14%
0.19%
Excluding Credit Reversal
0.54%
Credit Quality Continues to Improve
24
Financial Freedom
TOKYO STAR BANK
東京スター銀行

Non-Performing Loan Ratio *

Growth
Earnings
ROA
ROE
Stability
Efficiency

(JPY in billions)

	FY01A	FY02A	FY03A	FY04A	FY05A
NPL (JPY in billions)	63.7	73.6	64.7	43.5	34.3
NPL%	12.6%	12.8%	9.2%	5.0%	3.3%

Continued Decline in NPL Ratio

* Based on Financial Revitalization Law (non-consolidated)


TOKYO STAR BANK 東京スター銀行


Growth
Earnings
ROA
ROE
Stability
Efficiency
Capital Adequacy
CAR
Tier I Ratio
8.88%
8.25%
8.27%
7.33%
9.23%
7.95%
8.84%
7.89%
8.95%
8.05%
FY01A
FY02A
FY03A
FY04A
FY05A
Large Proportion of Tier I Capital
and Anchored by High Equity Returns
26
Financial Freedom
TOKYO STAR BANK 東京スター銀行

Efficiency


Growth
Earnings
ROA
ROE
Stability
Efficiency
G&A expense-to gross operating profit*
G&A expense-to average loan ratio
85.2%
3.78%
67.5%
3.43%
69.9%
3.21%
68.7%
2.92%
FY02A
FY03A
FY04A
FY05A
Y-o-Y Change of G&A expense to average loan ratio (Productivity)
- 9.2%
- 6.4%
- 9.1%

Expense to Operating Profit: Flattening due to Growing Retail Mix
Expense to Average Loans: Continuing to Achieve Scale

*Gross Operating Profit = Net Interest Income + Net Fees and Commissions + Net Other Income (excluding LPR)

Return on Assets/Return on Equity


Growth
Earnings
ROA
ROE
Stability
Efficiency
Return on Assets
Return on Equity
20.05%
26.48%
25.14%
21.06%
20.50%
0.90%
1.16%
1.19%
1.08%
1.16%
FY01A
FY02A
FY03A
FY04A
FY05A

5 Years of 20%+ Return on Equity

FY2006 Forecast



Pre-Tax Income: FY06 Plan vs. FY05 Actuals
Growth
Earnings
ROA
ROE
Stability
Efficiency
(JPY in billions)
29.0
(3.8)
(3.3)
(0.8)
21.1
8.9
(0.8)
(4.6)
1.9
26.5
+26%
FY05A
Y-O-Y LPR Decline
FY05A Credit Cost Reversal
X-Items Oth.Exp
FY05A Before Operating Changes
Organic Revenue Growth
Interest Expense
G&A Expenses
Credit Costs
FY06BP
Expecting 26% Growth in Operating Income
30
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TOKYO STAR BANK 東京スター銀行


Growth
Stability
Efficiency
Earnings
(JPY in billions)
4.6
12.9
14.5
14.6
17.1
1.9*
15.2
15.7
+5%/year
FY01A
FY02A
FY03A
FY04A
FY05A
FY06F
Strong Underlying Growth More Than Offsetting
LPR Decline in Order to Grow Earnings 5% Per Year
* Reversal of Reserve for Possible Loan Losses (after deducting 41% corporate tax)
31
Financial Freedom
TOKYO STAR BANK 東京スター銀行